Exhibit 2.1

AGREEMENT OF MERGER

among:

Mellanox Technologies, Ltd.,

an Israeli public company;

Mondial Europe Sub Ltd.,

an Israeli private company; and

EZchip Semiconductor Ltd.,

an Israeli public company

Dated as of September 30, 2015

Section 5. Certain Covenants of the Company and Parent	63

5.1 Access and Investigation	63
5.2 Operation of the Company’s Business	63
5.3 Certain Tax Matters	67
5.4 No Solicitation	67
5.5 Employee Matters	70
5.6 Obligations of Merger Sub	72
5.7 Companies Registrar	72

Section 6. Additional Covenants of the Parties	72

6.1 Merger Proposal	72
6.2 Proxy Statement	73
6.3 Company General Meeting	74
6.4 Regulatory Approvals	75
6.5 Company Compensatory Awards	76
6.6 Tax Ruling	79
6.7 Directors’ and Officers’ Indemnification and Insurance	79
6.8 Additional Agreements	81
6.9 Disclosure	81
6.10 Resignation of Directors	81
6.11 NASDAQ and TASE Delisting of Company Shares	82
6.12 Cooperation with Debt Financing	82
6.13 Notification of Certain Matters	83
6.14 Confidentiality	84

Section 7. Conditions Precedent to Obligations of Parent and Merger Sub	84

7.1 Accuracy of Representations	84
7.2 Performance of Covenants	84
7.3 Company Shareholder Approval	84
7.4 Investment Center Approval	85
7.5 Agreements and Documents	85
7.7 No Material Adverse Effect	85
7.8 No Restraints	85
7.9 CFIUS Clearance	85
7.10 Israeli Statutory Waiting Periods	85

Section 8. Conditions Precedent to Obligation of the Company	85

8.1 Accuracy of Representations	86
8.2 Performance of Covenants	86
8.3 Company Shareholder Approval	86
8.4 Documents	86
8.5 Investment Center Approval	86
8.6 No Restraints	86
8.7 CFIUS Clearance	86
8.8 Israeli Statutory Waiting Periods	86

Section 9. Termination	86

9.1 Termination	86
9.2 Notice of Termination; Effect of Termination	88
9.3 Expenses; Termination Fees	88

Section 10. Miscellaneous Provisions	89

10.1 Amendment	89
10.2 Waiver	90
10.3 Survival of Representations, Warranties and Covenants	90
10.4 Entire Agreement; Counterparts	90
10.5 Governing Law; Venue	90
10.6 Specific Performance; Remedies	91
10.7 Attorneys’ Fees	91
10.8 Assignability	91
10.9 Notices	91
10.10 Severability	92
10.11 Construction	93
10.12 No Other Representations and Warranties	94

Execution Copy

AGREEMENT OF MERGER

This Agreement of Merger (this “Agreement”) is entered into as of September 30, 2015, by and among Mellanox Technologies, Ltd., a public company formed under the laws of the State of Israel (“Parent”); Mondial Europe Sub Ltd., a private company formed under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”); and EZchip Semiconductor Ltd., a public company formed under the laws of the State of Israel (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 1 below.

RECITALS

A.                                    Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Israeli Companies Law. Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent.

B.                                    The board of directors of the Company (the “Company Board”) (i) has determined that this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) has approved this Agreement, the Merger and the other Transactions and (iii) recommends that the shareholders of the Company approve this Agreement, the Merger and the other Transactions.

C.                                    The board of directors of each of Parent and Merger Sub has (i) approved this Agreement, the Merger and the other Transactions, and (ii) determined that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors.

D.                                    Following the recommendation of the board of directors of Merger Sub, the sole shareholder of Merger Sub has approved this Agreement, the Merger and the other Transactions.

AGREEMENT

The parties to this Agreement, intending to be legally bound, agree as follows:

Section 1.

1.1                               Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a)                                 “Acquired Companies” means the Company and its Subsidiaries.

(b)                                 “Acquired Company Contract” means any Contract: (i) to which any of the Acquired Companies is a party; (ii) by which any of the Acquired Companies or any asset or right of any of the Acquired Companies is bound or under which any of the Acquired Companies has any obligation; or (iii) under which any of the Acquired Companies has any legally enforceable right or interest.

(c)                                  “Acquired Company IP” means any Intellectual Property Rights or Technology owned or purported to be owned by, or licensed to,  any of the Acquired Companies, including Licensed Acquired Company IP.

(d)                                 “Acquired Company IP Contract” means any Acquired Company Contract, other than Excluded Contracts, that contains any assignment or license of, or covenant not to assert or enforce, any Intellectual Property Right, any Acquired Company IP or any Technology or other Intellectual Property Rights developed by, with, or for any Acquired Company or which is licensed by or to any Acquired Company.

(e)                                  “Acquired Company Product” means any product or service of any Acquired Company that is or has been developed, sold, supplied, distributed, offered, marketed, promoted, licensed, provided, made available, installed, maintained, supported or serviced by or on behalf of any of the Acquired Companies.

(f)                                   “Acquired Company Technology” means any and all Technology that is or has been owned or purported to be owned by, or licensed to, the Acquired Companies.

(g)                                  “Acquisition Proposal” means any written offer, proposal or indication of interest (other than by Parent or Merger Sub or any of their respective Affiliates or any of their respective Representatives) contemplating or otherwise relating to an Acquisition Transaction or such other offer, proposal or indication of interest considered by the Company Board.

(h)                                 “Acquisition Transaction” means any transaction or series of transactions involving:

(i)                                     any merger, consolidation, recapitalization, share exchange, business combination or similar transaction involving the Company pursuant to which the Company’s shareholders immediately prior to such transaction or series of transactions would own less than 85% of any class of equity securities of the entity surviving or resulting from such transaction or series of transactions (or the ultimate parent entity thereof),

(ii)                                  any sale, lease, exchange, transfer or other disposition (including by way of liquidation or dissolution of one or more of the Acquired Companies) of assets of the Acquired Companies representing 15% or more of the consolidated assets of the Acquired Companies, in a single transaction or a series of related transactions,

(iii)                               any issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by the Company to any Person or group representing 15% or more of the voting power of the Company, or

(iv)                              any transaction in which any Person or any “group” (as defined in the Exchange Act and the rules promulgated thereunder) shall acquire, directly or indirectly, beneficial ownership of, or the right to acquire beneficial ownership of, 15% or more of the outstanding voting share capital of the Company.

(i)                                     “BIRD Foundation” means the Israel-United States Binational Industrial Research and Development Foundation.

(j)                                    “Book-Entry Shares” means Company Shares held in uncertificated book-entry form.

(k)                                 “Business” means the business of the Acquired Companies as currently being conducted by the Acquired Companies.

(l)                                     “Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which banks are permitted to close in either the State of California or the State of Israel.

(m)                             “CFIUS” means the Committee on Foreign Investment in the United States or any successor entity.

(n)                                 “CFIUS Clearance” means that any review or investigation by CFIUS under Section 721 of the Defense Production Act of the transactions contemplated by this Agreement shall have been concluded and either (i) Parent shall have received written notice that a determination by CFIUS has been made that there are no issues of national security of the United States sufficient to warrant further review or investigation pursuant to Section 721 of the Defense Production Act, or (ii) the President of the United States shall not have acted pursuant to Section 721 of the Defense Production Act to suspend or prohibit the consummation of the transactions contemplated by this Agreement, and the applicable period of time for the President to take such action shall have expired.

(o)                                 “Chief Scientist” means the Office of the Chief Scientist of the Ministry of Economy of the State of Israel or any Person related thereto (including, for example, the Magnet Administration, the Incubator Administration, MATIMOP).

(p)                                 “Code” means the United States Internal Revenue Code of 1986, as amended.

(q)                                 “Commitment Parties” means JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and the other parties to the Debt Commitment Letter in accordance with the terms thereof.

(r)                                    “Companies Registrar” means the Registrar of Companies of the State of Israel.

(s)                                   “Company Disclosure Schedule” means the disclosure schedule referenced in this Agreement that has been prepared by the Company and that has been delivered by the Company to Parent on the date of this Agreement.

(t)                                    “Company Options” means the options to purchase Company Shares, whether or not vested, granted under the Company Share Plans.

(u)                                 “Company Patents” means the Patents included in the Company Intellectual Property Registrations.

(v)                                 “Company RSUs” means restricted share units denominated in Company Shares issued under the Company Share Plans.

(w)                               “Company Share Plans” means the 2003 Amended and Restated Equity Incentive Plan, the 2007 U.S. Equity Incentive Plan and the Amended and Restated 2009 Equity Incentive Plan, in each case, as amended.

(x)                                 “Company Shareholders” means holders of Company Shares.

(y)                                 “Company Shares” means the Ordinary Shares, nominal value NIS 0.02 per share, of the Company.

(z)                                  A “Company Triggering Event” shall be deemed to have occurred if: (i) the Company or any other Acquired Company, other than in compliance with the terms of Section 5.4, shall have actively solicited, initiated, sought, encouraged, facilitated, supported or induced any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal or any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Transaction; (ii) following the public disclosure or announcement of an Acquisition Proposal, the Company Board fails to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation, within five Business Days after Parent requests in writing that such recommendation be reaffirmed; (iii) the Company Board shall have effected a Change of Recommendation; or (iv) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation.

(aa)                          “Company Warrant” means all outstanding warrants to purchase Company Shares.

(bb)                          “Confidential Information” means all non-public or proprietary information pertaining to the Acquired Companies or their business or the Acquired Company Products or Acquired Company Technology, including all Trade Secrets, any and all information constituting or relating to Intellectual Property Rights, product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of client and consultant contracts, operations methods, product development techniques, business acquisition plans or new personnel acquisition plans and all other confidential or proprietary information with respect to a party and their customers and vendors.

(cc)                            “Consent” means any approval, clearance, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

(dd)                          “Contract” means any written, oral or other agreement, arrangement, contract, subcontract, lease, instrument, note, indenture, bond, debenture, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment, undertaking or forbearance of any nature.

(ee)                            “Copyleft License” means any license that requires, as a condition of use, modification or distribution of Software or other Technology subject to such license, that such Software or other Technology subject to such license, or other Software or other Technology incorporated into, derived from, used or distributed with such Software or other Technology subject to such license (a) in the case of Software, be made available or distributed in a form other than binary (e.g., source code form), (b) be licensed for the purpose of allowing the making of derivative works, (c) be licensed under terms that allow the Acquired Company Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (d) be redistributable at no license fee. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

(ff)                              “Copyleft Materials” means any Software or other Technology subject to a Copyleft License.

(gg)                            “Copyrights” means copyrights and all other rights with respect to Works of Authorship and all registrations thereof and applications therefor (including moral and economic rights, however denominated).

(hh)                          “Databases” means databases and other compilations and collections of data or information.

(ii)                                  “Debt Commitment Letter” has the meaning set forth in Section 10.14.

(jj)                                “Debt Financing” means the financing set forth in the Debt Commitment Letter.

(kk)                          “Defense Production Act” means the U.S. Defense Production Act of 1950, as amended.

(ll)                                  “Designated Employees” means the key employees set forth on Schedule 1.1(ll) as such list is adjusted as provided in Schedule 1.1(ll).

(mm)                  “Domain Names” means Internet domain names and numbers, uniform resource locators and other names and locators associated with the Internet.

(nn)                          “Encumbrance” means any lien, license, covenant, pledge, hypothecation, attachment, charge (including any floating charge), mortgage, security interest, debenture, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(oo)                          “Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any private company, public company, company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

(pp)                          “Environmental Law” means any Israeli, U.S. or other federal, state, local or foreign Legal Requirement relating to pollution or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

(qq)                          “ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended.

(rr)                                “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

(ss)                              “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

(tt)                                “Excluded Contract” means one of the following types of Contracts: (i) nondisclosure or confidentiality Contracts entered into in the ordinary course of business consistent with past practice, which do not impose any liabilities on the Acquired Companies other than in connection with confidentiality, non-use or similar undertakings, (ii) Contracts for Standard Software, (iii) purchase orders or order acknowledgments entered into in the ordinary course of business consistent with past practice, (iv) Contracts entered into the ordinary course of business consistent with past practice authorizing any customer or end user to use an Acquired Company Product that do not contain exclusive licenses to Intellectual Property Rights, Technology or Company Products and do not contain any provisions which impose any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Acquired Company Product, (v) internet terms of use, (vi) Contracts that have expired or been terminated prior to the date of execution of this Agreement and do not have any surviving licenses or grants of rights by any Acquired Company with respect to any Intellectual Property Rights, Technology or Company Products, and (vii) invention assignment Contracts entered into with employees, officers, independent contractors or consultants in the ordinary course of business consistent with past practice on the Company’s forms that have been made available to Parent as of the date hereof, unless such Contracts contain license grants to specific Licensed Acquired Company IP.

(uu)                          “Financing Sources” means the Commitment Parties and each other Person that has committed to provide or otherwise entered into any commitment letter, engagement letter, credit agreement or other agreement with Parent or its subsidiaries in connection with, or that is otherwise acting as an arranger, bookrunner, administrative or collateral agent or a similar representative in respect of, any Debt Financing.

(vv)                          “FINRA” means the United States Financial Industry Regulatory Authority.

(ww)                      “Governmental Authorization” or “Permit” means any: (i) United States, Israeli or other permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; (ii) Governmental Grant; or (iii) right under any Contract with any Governmental Body.

(xx)                          “Governmental Body” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; or (iii) United States, Israeli or other governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, registrar, instrumentality, office, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal).

(yy)                          “Governmental Grant” means any grant, funding, loan, support, incentive, tax incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement, credit, offset or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of any Governmental Body, including the Chief Scientist, the Investment Center, the Israeli Tax Authority, the State of Israel, the BIRD Foundation and other bi- or multi-national grant programs for the financing of research and development or other similar funds, the European Union and the Fund for Encouragement of Marketing Activities of the Israeli Government.

(zz)                            “Intellectual Property Rights” means any and all of the following rights (anywhere in the world, whether statutory, common law or otherwise) and including where applicable all registrations and applications therefor: (a) United States, Israeli and foreign patents and patent applications and disclosures relating thereto (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patent and patent applications that are counterparts to such patents and patent applications, (b) United States, Israeli and foreign trademarks, trade names, service marks, service names, trade dress, logos, slogans, 800 numbers and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) rights in works of authorship including any United States, Israeli and foreign copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States, Israel or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor, (e) trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information), (f) URL and domain name registrations, (g) mask work rights, (h) all claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing, and (i) other similar proprietary or intellectual property rights now known.

(aaa)                   “Investment Center” means the Investment Center of the Ministry of Economy established under the Israel Law for the Encouragement of Capital Investments, 1959.

(bbb)                   “IRS” means the United States Internal Revenue Service.

(ccc)                      “ISA” means the Israeli Securities Authority.

(ddd)                   “ITA” means the Israeli Tax Authority.

(eee)                      “Israeli Companies Law” means the Israeli Companies Law, 5759-1999 (including those portions of the Israeli Companies Ordinance [New Version] 5743-1983 that continue to be in effect).

(fff)                         “Israeli District Court” means the Tel-Aviv-Jaffa District Court of the State of Israel or any other court in the State of Israel of competent jurisdiction.

(ggg)                      “Israeli Securities Law” means the Israeli Securities Law, 1968, as amended.

(hhh)                   “Israeli Tax Commissioner” means the Tax Commissioner appointed pursuant to the Israeli Tax Ordinance.

(iii)                               “Israeli Tax Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961 and all the regulations, rules and orders promulgated therein.

(jjj)                            “Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel (whether in the United States, Israel or elsewhere), including any application by a creditor to the Israeli District Court.

(kkk)                   “Legal Requirement” or “Law” means any United States, Israeli or other federal, state, local, municipal or foreign law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling, collective bargaining agreement, extension order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of FINRA, the TASE or The Nasdaq Stock Market (“NASDAQ”)), including any qualification, criterion, requirement or condition promulgated, stipulated or set forth in any Governmental Grant or in any certificate of approval for any Governmental Grant.

(lll)                               “Licensed Acquired Company IP” means all rights under an Acquired Company Contract (other than Excluded Contracts) relating to Intellectual Property Rights and Technology licensed to the Acquired Companies and incorporated into the Acquired Company Products.

(mmm)       “Licensed Acquired Company Technology” means any Technology licensed under an Acquired Company Contract (other than Excluded Contracts) to an Acquired Company by any Person and incorporated into the Acquired Company Products.

(nnn)                   An event, violation, inaccuracy, circumstance or other matter, or series of related events, violations, inaccuracies, circumstances or other matters (a “Change”), will be deemed to have a “Material Adverse Effect” on the Acquired Companies if such Change, individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in this Agreement, has had, is or would reasonably be expected to have, a material adverse effect on (i) the business, financial condition, capitalization, assets, liabilities, operations or financial performance of the Acquired Companies taken as a whole, or (ii) the ability of the Company to consummate the Merger before the Outside Date; provided, however, that none of the following shall be deemed to constitute, and that none of the following Changes shall be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect on the Acquired Companies: (a) changes in U.S. GAAP or Legal Requirements (or any interpretations thereof), occurring after the date hereof applicable to the Acquired Companies, (b) any acts of terrorism or war or any weather related event, fire or natural disaster, in such jurisdictions in which Acquired Companies have substantial operations, (c) compliance with the terms of, the taking of any action required or the failure to take any action prohibited by, this Agreement or the taking of any action consented to or requested by Parent or Merger Sub in writing, (d) any failure by the Company to meet internal, analysts or published projections, forecasts, performance measures, operating statistics or revenue or earnings predictions for any period (but in each case excluding any of the underlying reasons for, factors contributing to, or results of, any such changes, which may be taken into consideration in the determination of a “Material Adverse Effect”), (e) the announcement of the execution of this Agreement or the pendency of the Merger (including the threatened or actual impact on relationships of the Company or Parent with customers, vendors, suppliers, distributors, landlords or employees), (f) changes in the industries or in the markets or legal or regulatory environment in which the Company and the Acquired Companies operate generally, or (g) changes in general economic or political conditions or the applicable capital markets, or financial credit in general (including prevailing interest rates, exchange rates and stock market levels) (except, in each case of subsections (a), (b), (f) and (g), if the Company and the Acquired Companies taken as a whole are materially disproportionately affected in an adverse manner as compared to other participants in the industries in which the Company and the Acquired Companies participate). A Change will be deemed to have a “Material Adverse Effect” on Parent if such Change, individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by Parent in this Agreement has had, or is or would reasonably be expected to have, a material adverse effect on (A) the business, financial condition, capitalization, assets, liabilities, operations or financial performance of Parent and its Subsidiaries taken as a whole, or (B) the ability of Parent to consummate the Merger before the Outside Date; provided, however, that a decline in Parent’s stock price shall not, in and of itself, be deemed to constitute a Material Adverse Effect on Parent.

(ooo)                   “Materials of Environmental Concern” means and includes chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health or the environment.

(ppp)                   “Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons license that imposes any limitation, restriction or condition (other than notice and disclosure requirements relating to the licensed source code itself) on the right or ability of any Acquired Company to use, distribute or charge for any Acquired Company Product. For the avoidance of doubt, Open Source Licenses include Copyleft Licenses.

(qqq)                   “Open Source Materials” means any Software or Technology subject to an Open Source License.

(rrr)                            “Owned Acquired Company IP” means any Acquired Company IP other than Licensed Acquired Company IP.

(sss)                         “Owned Acquired Company Technology” means any Acquired Company Technology other than Licensed Acquired Company Technology.

(ttt)                            “Parent Ordinary Shares” means the Ordinary Shares, nominal value NIS 0.0175 per share, of Parent.

(uuu)                   “Patents” means any domestic or foreign patents, utility models, and applications, disclosures and drafts relating thereto (and any patents or utility models that issue as a result of such applications) and any reissues, divisions, divisionals, continuations, continuation-in-parts, provisionals, renewals, extensions, substitutions, reexaminations, or invention registrations related to such patents, utility models and applications.

(vvv)                   “Per Share Merger Consideration” means a cash amount equal to US$25.5, without interest.

(www)             “Person” means any individual, Entity or Governmental Body.

(xxx)                   “Proxy Statement” means the Proxy Statement to be sent to the Company’s shareholders in connection with the Company General Meeting, such proxy statement to include, without limitations, a letter to the shareholders, notice of meeting and form of proxy for the Company General Meeting.

(yyy)                   “Registered IP” means all Intellectual Property Rights that are registered, filed, or issued under the authority of any Governmental Body, including all Patents, registered Copyrights, registered Trademarks, registered mask works, and all Domain Names, and all applications for any of the foregoing.

(zzz)                      “Representatives” means officers, directors, employees, agents, attorneys, accountants and advisors.

(aaaa)            “Required Information” means (a) audited consolidated balance sheets of the Company and related statements of income, changes in equity and cash flows of the Company for the periods ended December 31, 2012, December 31, 2013 and December 31, 2014 and the related unaudited consolidating financial statements; and (b) unaudited consolidated and consolidating balance sheets and related statements of income, changes in equity and cash flows of the Company for each of the fiscal quarters after the date of the most recent financial statements delivered pursuant to clause (a) above and ended at least 45 days before the Closing Date.

(bbbb)            “SEC” means the United States Securities and Exchange Commission.

(cccc)                “Section 102” means Section 102 of the Israeli Tax Ordinance.

(dddd)            “Section 102 Award” means any Company Compensatory Award that was intended to be granted and taxed pursuant to Section 102(b)(2) or Section 102(b)(3) of the Israeli Tax Ordinance.

(eeee)                “Section 102 Shares” mean any Company Shares that were issued upon exercise or vesting of Section 102 Awards and at the Effective Time are held by the Section 102 Trustee.

(ffff)                    “Section 102 Trustee” means a trustee appointed by the Company in accordance with the provisions of Section 102 of the Israeli Tax Ordinance for the purpose of awards granted under the Company Share Plans.

(gggg)                “Section 3(i) Option” means any Company Compensatory Award that was granted and is subject to tax pursuant to Section 3(i) of the Israeli Tax Ordinance.

(hhhh)            “Securities Act” means the United States Securities Act of 1933, as amended.

(iiii)                            “Securities Regulations” means the Securities Act (and the rules and regulations promulgated thereunder), the Exchange Act (and the rules and regulations promulgated thereunder), the Israeli Securities Law (and the rules and regulations promulgated thereunder) and the rules and regulations of the SEC, the ISA, FINRA, TASE and NASDAQ.

(jjjj)                        “Securities Regulators” means the SEC, the ISA, FINRA, TASE and NASDAQ.

(kkkk)            “Software” means all (a) computer programs, operating systems, applications systems, firmware, microcode, or software code of any nature, whether operational or under development, including software implementations of algorithms, models, rule, definitions, methodologies, source code, object code, RTL code, Gerber files, GDSII files, executable code, data files, libraries, frameworks, software development kits, application programming interfaces, subroutines and other components thereof; (b) computerized Databases and other computerized compilations and collections of data or information, including all data and information included in such Databases, compilations or collections; (c) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons related to any of the foregoing; (d) descriptions, flow-charts, architectures, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (e) all documentation, including development, diagnostic, support, user and training documentation related to any of the foregoing.

(llll)                            “Standard Software” means non-customized software that (A) is so licensed solely in executable or object code form pursuant to a nonexclusive software license, (B) is not incorporated into, or used directly in the development, manufacturing, or distribution of, the Acquired Company Products, and (C) is generally available on standard terms for either (y) annual payments by any Acquired Company of $250,000 or less or (z) aggregate payments by any Acquired Company of $500,000 or less.

(mmmm)                                            “Subsidiary” of any Person means any Entity of which such Person directly or indirectly owns, beneficially or of record, (i) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (ii) at least 50% of the outstanding equity or financial interests of such Entity.

(nnnn)            “Superior Proposal” means any bona fide written offer or proposal (on its most recently amended or modified terms, if amended or modified) made by a Person other than Parent or Merger Sub or a Person acting in concert with Parent or Merger Sub that (i) (y) provides for any merger, consolidation, business combination, tender offer or similar transaction involving the Company pursuant to which the Company’s shareholders immediately prior to such transaction would own less than 50% of the voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (z) provides for any sale or other disposition directly or indirectly of assets of the Acquired Companies representing 50% or more of the consolidated assets of the Acquired Companies, and (ii) is on terms which the Company Board in good faith concludes (after consultation with a financial advisor of U.S. nationally recognized reputation and outside legal counsel) are more favorable from a financial point of view to the Company’s shareholders (in their capacities as shareholders) than the transactions contemplated by this Agreement, including any adjustments or revisions hereto and after taking into account any termination fees or expense reimbursement obligations and likelihood and timing of consummation, and (iii) is, in the good faith judgment of the Company Board (after consultation with a financial advisor of U.S. nationally recognized reputation and outside legal counsel), reasonably likely to be financed and completed.

(oooo)            “Tax” means (i) any and all taxes, customs, duties, tariffs, imposts, charges, deficiencies, assessments, levies or other like governmental charges, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer, national health insurance, severance and recording taxes and charges, imposed by the IRS, the ITA or any other Governmental Body with taxing authority and such term shall include any interest, fines, penalties, linkage differentials (hefreshei hatzmada) or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, if any, whether disputed or not; (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined, unitary or similar group for any period (including any arrangement or group or consortium relief or similar arrangement), including under Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof of any analogous or similar provision under law) or otherwise; and (iii) any liability for payment of any amounts of the type described in clauses (i) and (ii) of this definition as a result of any express or implied obligation to indemnify any other Person with respect to such amounts and including any liability for taxes of predecessor or transferor or otherwise by operation of law or as a result of any express or implied obligation to assume Taxes or to indemnify any other Person with respect to Taxes.

(pppp)            “Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

(qqqq)            “Technology” means any and all of the following tangible embodiments of Intellectual Property Rights, in any form or media: diagrams, inventions (whether or not patentable), invention disclosures, know-how, ideas, methods, Software, network configurations and architectures, proprietary information, protocols, schematics, design information, bills of material, build instructions, tooling requirements, manufacturing processes, specifications, technical data, software code (in any form, including source code and executable or object code), build scripts, test scripts, algorithms, APIs, subroutines, techniques, user interfaces, IP cores, net lists, photomasks, lab notebooks, packaging and other specifications, verification tools, development tools, test reports, Domain Names, web sites, Works of Authorship, documentation (including instruction manuals, samples, studies, and summaries), Databases and data collections or any other form of technology.

(rrrr)                        “Trademarks” means unregistered and registered trademarks, trade names, service marks, service names, common law trademarks and service marks, trade dress and logos, trade names, business names, corporate names, product names, source or business identifiers, collective membership marks, certification marks, slogans, 800 numbers, social media pages or designations, hash tags and other forms of indicia or origin, whether or not registrable as a trademark in any given jurisdiction, and the goodwill associated with any of the foregoing and any renewals and extensions of any of the foregoing.

(ssss)                    “Trade Secrets” means information and materials not generally known to the public, including confidential and proprietary information, whether oral or written. Trade Secrets include ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable, of any nature in any form, including all writings, memoranda, copies, reports, papers, surveys, analyses, drawings, letters, computer printouts, computer programs, computer applications, specifications, business methods, business processes, business techniques, business plans, data (including customer data), graphs, charts, sound recordings or pictorial reproductions, that (a) derive independent economic value, actual or potential, from not being generally known to the public or to other Persons who can obtain economic value from its disclosure or use and (b) are the subject of efforts to maintain their secrecy.

(tttt)                        “Transaction Expenses” means fees and expenses of the Acquired Companies incurred in connection with the transactions contemplated by this Agreement, including, without limitation, any fees and expenses of legal counsel, financial advisors, investment bankers and accountants, proxy solicitors, public relations firms and investor relations firms.

(uuuu)            “U.S. GAAP” means United States generally accepted accounting principles.

(vvvv)                             “Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, that is applicable to the payments to be made to any Company Shareholder pursuant to this Agreement stating that no withholding, or reduced withholding, of Israeli Tax is required with respect to such payment or providing other instructions regarding such payment or withholding.

(wwww)    “Works of Authorship” means Software, register-transfer level and gate-level descriptions, netlists, documentation, scripts, verification components, test suites, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter.

1.2                               Other Terms. In addition to the terms defined in Section 1.1, the following terms are defined in the Sections of this Agreement noted below:

Defined Term	Section

102 Award Consideration	Section 2.6(b)
102 Plan	Section 3.15(h)
102 Trust Period	Section 6.5(e)
Acquired Company Reporting Documents	Section 3.4(a)
Agreement	Preamble
Anti-Corruption Laws	Section 3.13(a)
Assumed Consideration	Section 6.5(a)
Award Exchange Ratio	Section 6.5(a)
Benefit Plans	Section 3.16(a)
Change of Recommendation	Section 5.4(e)
Charter Documents	Section 3.2
Closing	Section 2.3
Closing Date	Section 2.3
Company	Preamble
Company 102 Awards	Section 2.6(b)
Company Board	Recitals
Company Board Recommendation	Section 6.3(b)
Company Compensatory Award	Section 6.5(a)
Company General Meeting	Section 6.3(a)
Company Financial Advisor	Section 3.26
Company Intellectual Property Registrations	Section 3.9(a)
Company Properties	Section 3.8(c)
Company Share Certificate	Section 2.5
Company Software	Section 3.9(m)
Company Unaudited Interim Balance Sheet	Section 3.4(c)
Confidentiality Agreement	Section 5.4(d)(i)

Continuing Employee	Section 5.5(b)
Contractors	Section 3.17(f)
Debt Commitment Letter	Section 10.13
Effective Time	Section 2.3
Encouragement Law	Section 3.15(l)
Exchange Fund	Section 2.6(a)
Excluded Awards	Section 5.2(b)(ii)
Excluded Shares	Section 5.2(b)(ii)
Exon-Florio	Section 6.4(c)
Fundamental Representations	Section 7.1(a)
Indemnification Agreements	Section 6.7
Indemnified Persons	Section 6.7
Institutions	Section 3.9(p)
Interim Award Ruling	Section 6.5(e)
Invention Assignment Agreements	Section 3.9(d)
Israeli Award Tax Ruling	Section 6.5(e)
IT Systems	Section 3.9(s)
Leases	Section 3.8(c)
Malicious Code	Section 3.22(c)
Material Contract	Section 3.10(a)
Merger	Recitals
Merger Proposal	Section 6.1
Merger Sub	Preamble
Merger Sub Notice	Section 2.3
Other Award Consideration	Section 2.6(c)
Outside Date	Section 9.1(b)
Parent	Preamble
Paying Agent	Section 2.6(a)
Payor	Section 2.9(a)
Permitted Liens	Section 3.6
Pre-Closing Period	Section 5.21
Postponed Period	Section 2.3
Required Company Shareholder Vote	Section 3.24(b)
Sarbanes-Oxley Act	Section 3.4(e)
Section 14 Arrangement	Section 3.17(a)
Significant Customer	Section 3.7(a)
Significant Supplier	Section 3.7(b)
Standards Organizations	Section 3.9(q)
Superior Proposal Notice	Section 5.4(d)
Surviving Company	Section 2.1
TASE	Section 3.4(f)
Tax Holidays	Section 3.15(j)
Transactions	Recitals
Transaction Litigation	Section 6.4(b)
Transition Period Report	Section 6.11
Unvested Company Compensatory Award	Section 6.5(a)
VAT	Section 3.15(u)
Vested Company Compensatory Award	Section 6.5(b)
Vested Award Consideration	Section 6.5(b)
WARN	Section 3.17(e)
Withholding Drop Date	Section 2.9(b)
Withholding Tax Ruling	Section 6.6

Section 2.

2.1                               Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of Sections 314 through 327 of the Israeli Companies Law, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet)), and the separate existence of Merger Sub shall cease. The Company will continue as the Surviving Company in the Merger (the “Surviving Company”). The Surviving Company shall continue to be governed by Israeli law and shall become a wholly owned subsidiary of Parent.

2.2                               Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Israeli Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company and all the rights, privileges, immunities, powers and franchises of the Surviving Company shall continue unaffected by the Merger in accordance with the Israeli Companies Law.

2.3                               Closing; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Herzog Fox & Neeman in Tel Aviv, Israel, at 10:00 a.m. (local time) on a date to be designated by Parent and the Company (the “Closing Date”), which shall be no later than the third Business Day after the later to occur of (a) the satisfaction or waiver of the last to be satisfied or, to the extent permitted by Law, waiver of the conditions set forth in Sections 7 and 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (b) the 50th day after the delivery of the Merger Proposal to the Companies Registrar, or (c) the 30th day after the approval of the Merger by the shareholders of the Company; provided that, in the event that the Closing would otherwise be within the ten Business Day period prior to the closing of Parent’s fiscal quarter, Parent may, at its sole discretion, postpone the Closing until the open of business on the first Business Day of the immediately succeeding fiscal quarter (the “Postponed Period”), provided that during the Postponed Period the Parent shall not be allowed to terminate this Agreement pursuant to Section 9.1(i) and the condition set forth in Section 7.7 shall be deemed satisfied and waived by Parent for all purposes.  Promptly after the Closing, Merger Sub and the Company shall deliver to the Companies Registrar a notice (the “Merger Sub Notice”) informing the Companies Registrar of the Merger and the proposed date of the Closing and requesting that, promptly after notice that the Closing has occurred, the Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Israeli Companies Law. The Merger shall become effective upon the issuance by the Companies Registrar, after the Closing, of the Merger Certificate in accordance with Section 323(5) of the Israeli Companies Law (the “Effective Time”).

2.4                               Conversion of Shares.

(a)                                 At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company:

(i)                                     any Company Shares then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall remain outstanding, and no Per Share Merger Consideration or any other consideration shall be delivered in exchange therefor;

(ii)                                  any Company Shares then held by Parent, Merger Sub or any other wholly owned Subsidiary of Parent shall remain outstanding, and no Per Share Merger Consideration or any other consideration shall be delivered in exchange therefor;

(iii)                               except as provided in clauses “(i)” and “(ii)” above and subject to Section 2.4(b) and the other terms and conditions of this Agreement, each Company Share then outstanding shall be deemed to have been transferred to Parent in exchange for the right to receive the Per Share Merger Consideration;

(iv)                              each Company Compensatory Award shall be assumed by Parent or exchanged for the right to receive a cash payment, in each case, subject to and in accordance with Section 6.5; and

(v)                                 each Ordinary Share, nominal value NIS 0.01 per share, of Merger Sub then outstanding shall be converted into one Ordinary Share, nominal value NIS 0.02 per share, of the Surviving Company.

(b)                                 If, between the date of this Agreement and the Effective Time, the outstanding Company Shares are changed into a different number, class or category of shares by reason of any share split, division or subdivision of shares, share dividend, issuance of bonus shares, consolidation of shares, reverse share split, reclassification, recapitalization or other similar transaction, then the Per Share Merger Consideration shall be appropriately adjusted.

2.5                               Closing of the Company’s Transfer Books. At the Effective Time: (a) all holders of certificates representing Company Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the share transfer books of the Company shall be closed with respect to all Company Shares outstanding immediately prior to the Effective Time. No further transfer of any such Company Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Company Shares (a “Company Share Certificate”) is presented to the Paying Agent or to the Surviving Company or Parent, such Company Share Certificate shall be canceled and shall be exchanged as provided in Section 2.6.

2.6                               Payment Procedures.

(a)                                 Payments With respect to Company Shares. On or prior to the Closing Date, Parent shall select a reputable bank or trust company to act as paying agent in the Merger (the “Paying Agent”). On or prior to the Effective Time, Parent shall transfer to the Paying Agent cash in an amount equal to the aggregate Per Share Merger Consideration to be paid to all holders of Company Shares (other than consideration to be paid with respect to Section 102 Shares). The cash amount so deposited with the Paying Agent is referred to as the “Exchange Fund”. The Paying Agent shall, pursuant to irrevocable instructions, deliver the cash to be paid pursuant to this Section 2 out of the Exchange Fund. In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 2, Parent shall promptly deposit additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any other purpose except as expressly provided for in this Agreement.

(b)                                 Payments With respect to Company 102 Awards. On or prior to the Effective Time, Parent shall cause the transfer of the aggregate Vested Award Consideration with respect to Vested Company Compensatory Awards subject to Section 102 and the aggregate Per Share Merger Consideration payable with respect to the Section 102 Shares (collectively, the “Company 102 Awards”) to the Section 102 Trustee, on behalf of holders of Company 102 Awards, in accordance with Section 102 and the Israeli Award Tax Ruling (the “102 Award Consideration”). The 102 Award Consideration shall be held in trust by the Section 102 Trustee pursuant to the applicable provisions of Section 102 and the Israeli Award Tax Ruling, and shall be released by the Section 102 Trustee, in accordance with the terms and conditions of Section 102 and the Israeli Award Tax Ruling.

(c)                                  Payments With respect to Vested Company Compensatory Award (other than the Company 102 Awards). Immediately after the Effective Time, Parent shall cause the deposit of the aggregate Vested Award Consideration with respect to Vested Company Compensatory Awards (other than the Company 102 Awards) (the “Other Award Consideration”) at one or more accounts designated by the Company prior to the Closing for the benefit of the holders of the Vested Company Compensatory Awards (other than Company 102 Awards). The payment to such holders of the Other Award Consideration shall be made through the Company’s payroll system and shall be paid no later than the subsequent scheduled payroll date.

(d)                                 General.

(i)                                     As soon as reasonably practicable after the Effective Time, the Paying Agent will mail to the record holders of Company Share Certificates or Book-Entry Shares immediately prior to the Effective Time (x) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Share Certificates or Book-Entry Shares shall be effected, and risk of loss and title to Company Share Certificates or Book-Entry Shares shall pass, only upon delivery of such Company Share Certificates or Book-Entry Shares to the Paying Agent) and (y) instructions for use in effecting the surrender of Company Share Certificates or Book-Entry Shares in exchange for the consideration payable pursuant to Section 2.4(a)(iii) for the number of Company Shares previously represented by such Company Share Certificates or Book-Entry Shares, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Paying Agent or Parent. Until surrendered as contemplated by this

Section 2.6, all Company Share Certificates or Book-Entry Shares shall be deemed, from and after the Effective Time, to represent only the right to receive the consideration payable pursuant to Section 2.4(a)(iii) as contemplated by Section 2, subject to any applicable withholding Tax as contemplated by Section 2.9. If any Company Share Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition to the payment of the consideration payable pursuant to Section 2.4(a)(iii), require the owner of such lost, stolen or destroyed Company Share Certificate to provide an appropriate affidavit of loss and to deliver a bond (in such sum as Parent may reasonably direct) as indemnity against any claim that may be made against the Paying Agent, Parent or the Surviving Company.

(ii)                                  Upon surrender of a Company Share Certificate (or affidavit of loss and bond as indemnity, in accordance with Section 2.6(b), in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Company Share Certificate or Book-Entry Share shall be entitled to receive, in exchange for each Company Share, the Per Share Merger Consideration, subject to any applicable withholding Tax as contemplated by Section 2.9, in exchange therefor pursuant to Section 2.4(a)(iii) of this Agreement, to be mailed within three Business Days following the later to occur of (x) the Paying Agent’s receipt of the Exchange Fund or (y) the Paying Agent’s receipt of such Company Share Certificate (or affidavit of loss and bond as indemnity, in accordance with Section 2.6(b), in lieu thereof) or Book-Entry Share, and the Company Share Certificate or Book-Entry Share so surrendered shall forthwith be cancelled within three Business Days.

(iii)                               No interest shall be paid or accrued for the benefit of the holders of the Company Share Certificate or Book-Entry Shares on the consideration payable to such holders pursuant to this Agreement.

(iv)                              If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Company Share Certificate or Book-Entry Share is registered or whose name appears on the records of a nominee company (Chevra Le’Rishumim) in accordance with such duly completed and validly executed letter of transmittal, it shall be a condition of payment that (x) the Company Share Certificate or Book-Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and reasonably satisfactory to Parent and (y) the Person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate or Book-Entry Share surrendered or shall have established, to the reasonable satisfaction of the Surviving Company, that such tax either has been paid or is not applicable.

(v)                                 Any portion of the Exchange Fund that remains undistributed to holders of Company Share Certificates or Book-Entry Shares as of the one year anniversary of the Effective Time shall be delivered to Parent upon demand, and any holders of Company Share Certificates or Book-Entry Shares who have not theretofore surrendered their Company Share Certificates or Book-Entry Shares in accordance with this Section 2.6 shall thereafter look only to Parent for payment of the Per Share Merger Consideration pursuant to Section 2.4(a)(iii) of this Agreement. For the avoidance of doubt, Parent shall be the owner of any interest or other amounts earned on the Exchange Fund and Per Share Merger Consideration.

(vi)                              Neither Parent nor the Surviving Company shall be liable to any holder or former holder of Company Shares or to any other Person with respect to any Per Share Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement. If any Company Share Certificate or Book-Entry Share has not been surrendered prior to the fifth (5th) anniversary of the Effective Time (or immediately before such earlier date on which Per Share Merger Consideration would otherwise escheat to or become the property of any Governmental Body), any such shares, cash, dividends or distributions in respect of such Company share Certificate or Book-Entry Share shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto. In the event that this Agreement is terminated for any reason and any cash has been transmitted to the Paying Agent, such cash shall promptly be returned to Parent.

(vii)                           The Paying Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Agreement, including the obligation to deposit additional funds with the Paying Agent to cover any deficiency in the Exchange Fund, as provided in Section 2 and (ii) such investments shall be: (x) marketable obligations of, or obligations fully and directly guaranteed by, the United States, which obligations have a maturity of not more than 90 days; (y) repurchase obligations with a term of not more than ten days for underlying securities of the types described in the preceding clause (x) entered into with any bank organized under the laws of the United States or any state thereof, the commercial paper of which bank is rated A-2 or better by Standard & Poor’s Ratings Group or Prime-2 or better by Moody’s Investors Service, Inc.; or (z) money market funds (including tax-free funds) registered under the Investment Company Act of 1940, as amended from time to time, which have the highest rating available from a nationally recognized rating agency (e.g., AAA from Standard & Poor’s). Any interest and other income resulting from such investments shall be paid to Parent.

2.7                               Articles of Association of the Surviving Company; Officers and Directors of the Surviving Company.

(a)                                 The parties hereto shall take all actions necessary so that the Articles of Association of Merger Sub as in effect immediately prior to the Effective Time shall be the Articles of Association of the Surviving Company, until duly amended as provided therein or by applicable law.

(b)                                 The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the board of directors of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association of the Surviving Company.

(c)                                  The parties hereto shall take all actions necessary so that from and after the Effective Time, the individuals designated by Parent not later than ten days prior to the Closing Date shall be the executive officers of the Surviving Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Articles of Association of the Surviving Company.

2.8                               Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and assets of Merger Sub and the Company, the officers and directors of the Surviving Company and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

2.9                               Withholding Tax.

(a)                                 Each of Parent, the Surviving Company, the Paying Agent and Merger Sub (each, a “Payor”) shall be entitled to deduct and withhold from any consideration paid under this Agreement such amounts as the applicable Payor is required to deduct or withhold therefrom under any applicable Israeli or foreign law, with respect to the making of such payment. To the extent that such amounts are so withheld by a Payor, (i) such withheld amounts shall be remitted by the Payor to the applicable Governmental Body prior to the last day on which such transfer is required to be made, and (ii) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom or to which such amounts would otherwise have been paid. To the extent Parent, the Surviving Company, the Paying Agent and Merger Sub withholds any amounts with respect to Israeli taxes, it will issue to the affected Person, as soon as practicable, a certificate of withholding in customary form.

(b)                                 Notwithstanding the provisions of clause (a) above, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Paying Agent for the benefit of each such Company Shareholder for a period of up to one-hundred eighty (180) days from Closing, unless Parent or Paying Agent is otherwise instructed explicitly by the ITA (the “Withholding Drop Date”) (during which time no Payor shall make any payments to any Company Shareholder and withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain a Valid Tax Certificate). If a Company Shareholder delivers, no later than three (3) Business Days prior to the Withholding Drop Date a Valid Tax Certificate to Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholder concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Company Shareholder (i) does not provide Payor with a Valid Tax Certificate, by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release his portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent which amount shall be increased by the interest plus linkage differences as defined in Section 159A of the Israeli Tax Ordinance for the time period between the fifteenth (15th) calendar day of the month following the month during which the Closing occurs and the time the relevant payment is made.

(c)                                  Any withholding made in New Israeli Shekels with respect to payments made hereunder in dollars shall be calculated based on a conversion rate in such manner as the Payor reasonably determines to be in compliance with applicable Law and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

Section 3.                                           Representations and Warranties of the Company.

Except as disclosed in (i) the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 (excluding any such disclosures (x) contained under the captions “Risk Factors” or “Forward Looking Statements” or (y) that are forecasts or forward looking in nature), (ii) the Company Disclosure Schedule and (iii) any Form 6-K filed by the Company since January 1, 2015 and prior to the date hereof, the Company represents and warrants to Parent and Merger Sub as follows:

3.1                               Due Organization; Subsidiaries; Etc.

(a)                                 The Company has no Subsidiaries, except for the Entities identified in Part 3.1(a)(i) of the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries owns any shares of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(a)(i) and in Part 3.1(a)(ii) of the Company Disclosure Schedule. Except as set forth in Part 3.1(a)(iii) of the Company Disclosure Schedule, none of the Acquired Companies (i) is responsible or liable for any of the liabilities of any Entity referred to in Part 3.1(a)(ii) of the Company Disclosure Schedule or (ii) has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity other than the Entities identified in Part 3.1(a)(i). None of the Acquired Companies has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b)                                 The Company is a public company duly organized and validly existing under the laws of the State of Israel, and no proceedings have been commenced to strike the Company from the Registry of Companies maintained by the Companies Registrar. The Company has all necessary power and authority, and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to enable it: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own, lease, use or otherwise hold its properties and assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound. Each of the Company’s Subsidiaries is duly organized and is validly existing and in good standing (in those jurisdictions where such concept is recognized) under the laws of the jurisdiction of its organization, and has all necessary power and authority, and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to enable it: (A) to conduct its business in the manner in which its business is currently being conducted; (B) to own, lease, use or otherwise hold its properties and assets in the manner in which its assets are currently owned and used; and

(C) to perform its obligations under all Contracts by which it is bound, except in each case where the failure to be so duly organized or in good standing would not have a Material Adverse Effect on the Acquired Companies.

(c)                                  Each of the Acquired Companies is qualified to do business as a foreign corporation, and is in good standing (in those jurisdictions where such concept is recognized), under the laws of all jurisdictions where the nature of its business requires such qualification and where the failure to be so qualified or in good standing would have a Material Adverse Effect on the Acquired Companies. A true and complete list of the jurisdictions in which the Company and the Company Subsidiaries are so qualified is set in Part 3.1(c) of the Company Disclosure Schedule.

(d)                                 Except as set forth in Part 3.1(d) of the Company Disclosure Schedule, the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder will not give rise to any right of termination, cancellation or acceleration, or result in a loss of benefit under (including through an automatic termination of such agreement), any Contract to which the Company or any Acquired Company is a party.

3.2                               Charter Documents; Minutes. The Company has made available to Parent accurate and complete copies of the memorandum of association and articles of association and other charter and organizational documents of the respective Acquired Companies, including all amendments thereto, in each case as in effect as of the date of this Agreement (the “Charter Documents”). The Company has made available to Parent accurate and complete copies of the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) since January 1, 2013 of the shareholders or equityholders, as applicable, of each Acquired Company, the Company Board, all committees thereof and the boards of directors or equivalent governing body of each Acquired Company other than the Company, all of which are true and complete in all material respects. There has not been any material violation of any of the provisions of the Charter Documents and no Acquired Company has taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s shareholders, the Company Board or any committee thereof. At the Closing, all such books, minutes and records will be in the possession of the Company or the applicable Subsidiary.

3.3                               Capitalization, Etc.

(a)                                 The authorized share capital of the Company is NIS 1,000,000 divided into 50,000,000 Ordinary Shares, nominal value NIS 0.02 per share, of which 762,500 shares are treasury shares held by the Company and 29,959,487 shares have been issued and are outstanding as of the date of this Agreement. All of the outstanding Company Shares have been duly authorized and validly issued, and are fully paid and nonassessable. Except for the 762,500 Company Shares held by the Company, there are no Company Shares held by any of the Acquired Companies. Except as set forth in Part 3.3(a) of the Company Disclosure Schedule: (i) none of the outstanding Company Shares, and no holder of any Company Shares, is entitled or subject to any purchase option, call option, subscription rights, preemptive right, right of participation, right of maintenance or similar right from any Acquired Company; (ii) none of the outstanding Company Shares, and no holder of Company Shares, is subject to any right of first refusal in favor of any of the Acquired Companies; and (iii) there is no Acquired Company Contract to which the Company is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any Company Shares. None of the Acquired Companies is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any Company Shares.

(b)                                 As of the date of this Agreement: (i) 231,198 Company Shares are reserved for issuance pursuant to outstanding Company Options; and (ii) 1,683,875 Company Shares are reserved for issuance pursuant to outstanding Company RSUs (of which (i) 1,619,680 Company Shares are reserved for issuance pursuant to outstanding Company RSUs that vest based on continued service and (ii) 64,195 Company Shares are reserved for issuance pursuant to outstanding Company RSUs that vest based on both continued service and certain performance objectives for the six months ended December 31, 2015); and (iii) 1,190,957 Company Shares are reserved for future issuance pursuant to the Company Share Plans. Part 3.3(b) of the Company Disclosure Schedule sets forth the following information with respect to each Company Compensatory Award outstanding as of the date of this Agreement: (i) the particular Company Share Plan pursuant to which such Company Compensatory Award was granted; (ii) the name of the holder of such award; (iii) the type of Company Compensatory Award; (iv) the number of Company Shares subject to such Company Compensatory Award; (v) any applicable exercise price or purchase price of such Company Compensatory Award; (vi) the date on which such Company Compensatory Award was granted and the date on which the grant of such Company Compensatory Award was approved by the Company Board; (vii) the applicable vesting schedule (including details as to the circumstances in which vesting will be accelerated), and the extent to which such Company Compensatory Award is vested and, if applicable, exercisable as of the date of this Agreement; (viii) whether such Company Compensatory Award qualifies for any special Tax treatment (including whether any Company Option is an “incentive stock option” within the meaning of Section 422 of the Code), (ix) the date on which such Company Compensatory Award expires, and (x) with respect to each Company Compensatory Award (including exercised Company Compensatory Award) granted to any person subject to Israeli taxation: (1) whether such Company Compensatory Award was granted and is subject to tax pursuant to Section 3(i) of the Israeli Tax Ordinance or Section 102 thereof and specifying the subsection of Section 102 pursuant to which such Company Compensatory Award or Company Restricted Share Award was granted and is subject to tax, and for Company Compensatory Award or Company Restricted Share Award subject to Section 102(b)(2) of the Israeli Tax Ordinance the date of deposit of such Company Compensatory Award, or Company Restricted Share Award or the underlying 102 Company Shares with the Section 102 Trustee, including with respect to grants prior to July 24, 2012 the date of deposit of the applicable terms of grant with the Section 102 Trustee and with respect to grants following July 24, 2012 the date of deposit of the applicable board or committee resolution and the date of deposit of the applicable award agreement with the Section 102 Trustee, (2) whether the holder thereof is an employee, director or consultant of the Company or any of the Company’s Subsidiaries (and the entity (either the Company or the relevant Subsidiary of the Company) receiving services from such person and (3) whether such person has relocated from or to Israel or the U.S. The Company has made available to Parent accurate and complete copies of the Company Share Plans. No outstanding Company Compensatory Awards or other equity awards have been granted other than pursuant to the Company Share Plans, and the forms of all option and other equity award agreements evidencing any outstanding Company Compensatory

Award and the award agreements for any Company Compensatory Award, option and other equity award that materially differs from such form award agreement. The 2003 Amended and Restated Equity Incentive Plan is qualified under Section 102(b)(2) and 102 (b)(3), and all actions necessary to maintain the qualification of the 2003 Amended and Restated Equity Incentive Plan under Section 102 have been taken, and no Company Compensatory Award pursuant to Section 102(b)(2) and 102 (b)(3) was granted pursuant to any Company Share Plans other than pursuant to the 2003 Amended and Restated Equity Incentive Plan. There are no Company Shares that are unvested or are subject to a repurchase option, risk of forfeiture or other condition issued under the Company Share Plans.

(c)                                  Except as set forth in Part 3.3(c)(i) of the Company Disclosure Schedule, the Company owns, directly or indirectly, beneficially and of record, all of the issued and outstanding shares or other equity interests of each of its Subsidiaries. All of the outstanding shares of the Company’s Subsidiaries have been duly authorized and are validly issued, are fully paid and nonassessable and, except for restrictions pursuant to applicable securities laws and other applicable Legal Requirements or as set forth in Part 3.3(c)(ii) of the Company Disclosure Schedule, are owned by the Company directly or indirectly, free and clear of any Encumbrances.

(d)                                 Except as set forth in Part 3.3(d) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right, in each case whether or not currently exercisable, to acquire any shares or other securities of any Acquired Company from an Acquired Company; (ii) outstanding security, instrument or obligation of an Acquired Company that is or may become convertible into or exchangeable for any shares or other securities of any Acquired Company; or (iii) stockholder rights plan or similar plan commonly referred to as a “poison pill,” or Contract under which any Acquired Company is or may become obligated to sell or otherwise issue any shares or any other securities. No holder of any debt security or indebtedness of any of the Acquired Companies, and no other creditor of any of the Acquired Companies, has or may acquire any general voting rights or other voting rights, approval rights or similar rights with respect to the Merger or with respect to the election of directors or the business affairs of any of the Acquired Companies.

(e)                                  All outstanding Company Shares, all outstanding Company Compensatory Awards and all outstanding securities of each Subsidiary of the Company have been issued and granted in compliance with (i) all applicable securities laws and other applicable Legal Requirements and (ii) all requirements set forth in applicable Contracts. All outstanding Company Shares and all Company Shares issuable upon the exercise and/or vesting of all outstanding Company Compensatory Awards have been approved for trading on the TASE.

3.4                               Filings with Securities Regulators; Financial Statements.

(a)                                 To the extent not otherwise publicly available on the SEC or TASE website as of the date of this Agreement, the Company has made available to Parent accurate and complete copies of each registration statement, each proxy statement and each other statement, report, schedule, form or other document filed by each of the Acquired Companies with any of the Securities Regulators since January 1, 2013, including all exhibits, supplements and amendments thereto (all such statements, reports, schedules, forms, documents, exhibits, supplements and amendments being referred to herein as the “Acquired Company Reporting Documents”). All statements, reports, schedules, forms and other documents (and all exhibits, supplements and amendments) required to have been filed by each of the Acquired Companies with the respective Securities Regulators have been so filed on a timely basis. As of the time it was filed with the applicable Securities Regulator (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (i) each of the Acquired Company Reporting Documents complied in all material respects with the requirements of all applicable Securities Regulations and other Legal Requirements (including, without limitations, the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and Israeli Securities Law, as the case may be, and in each case the rules and regulations promulgated thereunder and provided it is applicable to such Company Reporting Document); and (ii) none of the Acquired Company Reporting Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company is, and has at all times since January 1, 2013 been, in compliance with the applicable listing, maintenance and other rules and regulations of NASDAQ and has not received any notice asserting any non-compliance with any of such rules and regulations.

(b)                                 The financial statements (including any related notes) contained in the Acquired Company Reporting Documents: (i) comply as to form in all material respects with the Securities Regulations and other Legal Requirements applicable thereto; (ii) were prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the periods covered thereby (subject in the case of interim statements, to normal and recurring year-end adjustments).

(c)                                  The Company has made available to Parent an unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2015 (the “Company Unaudited Interim Balance Sheet”), and the related unaudited consolidated statement of income and statement of cash flows of the Company and its Subsidiaries for the six months then ended. The financial statements referred to in this Section 3.4(c): (i) were prepared in accordance with U.S. GAAP applied on a basis consistent with the basis on which the financial statements referred to in Section 3.4(b) were prepared (except that such financial statements do not contain footnotes and are subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of June 30, 2015 and the consolidated results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries for the six months ended June 30, 2015.

(d)                                 Any financial statements delivered to Parent pursuant to Section 5.1: (i) will be prepared in accordance with U.S. GAAP applied on a basis consistent with the basis on which the financial statements referred to in Section 3.4(b) were prepared (except that any such financial statements that are unaudited will not contain footnotes and will be subject to normal and recurring year-end adjustments which will not, individually or in the aggregate, be material in amount); and (ii) will fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods covered thereby (subject in the case of interim statements, to normal and recurring year-end adjustments).

(e)                                  The Company is a “foreign private issuer” as such term is defined in Rule 3b-4 promulgated under the Exchange Act. The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company and the Company’s Subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure. As of December 31, 2014, such disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act were recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. The Company’s principal executive officer and its principal financial officer have disclosed, based on their findings in their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls, if any, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls, if any. The Company has made available to Parent (x) a summary of any such disclosure made by the Company’s principal executive officer and its principal financial officer to the Company’s auditors and audit committee of the Company Board and (y) any material communication made by management or the Company’s auditors to the audit committee of the Company Board required or contemplated by applicable listing standards or professional accounting standards during the period commencing January 1, 2013. The principal executive officer and the principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the Acquired Company Reporting Documents, and the statements contained in such certifications are complete and correct. The management of the Company has completed its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014, and such assessment concluded that such controls were effective.

(f)                                   No attorney representing the Company or any Acquired Company, whether or not employed by the Company or any Acquired Company, has reported to the Company’s chief legal counsel or chief executive officer evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents pursuant to Section 307 of the Sarbanes-Oxley Act. The Company has made available to Parent copies of all material written correspondence sent to or received from the SEC by the Company or any Acquired Company or their respective counsel or accountants since January 1, 2013. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from any Securities Regulator with respect to the Acquired Company Reporting Documents. To the Company’s Knowledge, there are no any Securities Regulator inquiries or investigations, other governmental inquiries or investigations or internal investigations pending or threatened, in each case regarding any accounting practice of the Company. The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ and the Tel Aviv Stock Exchange (“TASE”) and with the corporate governance and other requirements of the Israeli Companies Law. Except as permitted by the Exchange Act, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged, modified (in any material way) or forgiven personal loans to any executive officer or director of the Company.

(g)                                  Since January 1, 2012, neither the Company nor, to the Knowledge of the Company, any other Acquired Company, any director, officer, auditor or accountant of the Company or any Acquired Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Acquired Company or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Acquired Company has engaged in questionable accounting or auditing practices.

(h)                                 Neither the Company nor any other Acquired Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any Subsidiary of the Company, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303 (a) of Regulation S-K of the Securities Act)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s or such Company’s Subsidiary’s published financial statements or any Acquired Company Reporting Documents.

3.5                               Absence of Changes. Except as set forth in Part 3.5 of the Company Disclosure Schedule or in any Acquired Company Reporting Documents publicly available on the SEC or TASE websites prior to the date hereof, since December 31, 2014:

(a)                                 there has not been or occurred a Material Adverse Effect on the Acquired Companies;

(b)                                 except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Acquired Companies has been conducted, in all material respects, in the ordinary course consistent with past practice;

(c)                                  there has not been any material loss, abandonment, damage or destruction to, or any material interruption in the use of, any of the material assets (including the Acquired Company IP) of any of the Acquired Companies, whether or not covered by insurance;

(d)                                 none of the Acquired Companies has (i) declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares or other securities (other than dividends or distributions made by an Acquired Company to another Acquired Company pursuant to and in compliance with the applicable Laws), or (ii) repurchased, redeemed or otherwise reacquired any shares or other securities;

(e)                                  none of the Acquired Companies has sold, issued or granted, or authorized the sale, issuance or grant of, (i) except for Company Shares issued upon the valid exercise of outstanding Company Options or vesting of outstanding Company RSUs in accordance with the terms of the Company Share Plans, any share or other security, (ii) except for Company Options and Company RSUs described in Part 3.3(b) of the Company Disclosure Schedule, any option, warrant or right to acquire any share or any other security, or (iii) any instrument convertible into or exchangeable for any share or other security;

(f)                                   none of the Acquired Companies has amended or waived any of its rights under, or permitted the acceleration of vesting under, (i) any provision of any Company Share Plan or other option plan or incentive plan, or (ii) any provision of any agreement applicable to any outstanding Company Compensatory Award, option or other equity award;

(g)                                  there has been no amendment to the Acquired Companies’ Charter Documents, and none of the Acquired Companies has effected or been a party to any merger, consolidation, amalgamation, arrangement, share exchange, business combination, recapitalization, reclassification of shares, stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares or similar transaction;

(h)                                 none of the Acquired Companies has formed any Subsidiary or acquired any equity interest or other interest in any other Entity;

(i)                                     none of the Acquired Companies has made any capital expenditure which, when added to all other capital expenditures made on behalf of the Acquired Companies since December 31, 2014, exceeds US$10 million in the aggregate;

(j)                                    none of the Acquired Companies has (i) entered into or permitted any of the assets owned or used by it, including Acquired Company IP, to become bound by any Material Contract or (ii) amended or terminated, or waived any material right or remedy under, any Material Contract;

(k)                                 none of the Acquired Companies has (i) entered into, applied for, requested, accepted, been approved for, elected to participate in, received or become subject to or bound by any requirement or obligation relating to any Governmental Grant, or permitted any Acquired Company IP or any other asset owned or used by it to become bound by any requirement or obligation relating to any Governmental Grant, or (ii) amended or terminated, or waived any material right or remedy related to, any Governmental Grant;

(l)                                     none of the Acquired Companies has (i) acquired, leased or licensed any material right or other material asset from any other Person, including any Licensed Acquired Company IP, (ii) sold, transferred or otherwise disposed of, or leased or licensed to any other Person, or incurred any Encumbrances regarding any material right or other material asset (including but not limited to Owned Acquired Company IP) or (iii) waived, abandoned, or relinquished any right, except for rights or other assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices;

(m)                             none of the Acquired Companies has written off as obsolete or otherwise any of its inventories, except in a manner consistent with past practices;

(n)                                 none of the Acquired Companies has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness, except in a manner consistent with past practices;

(o)                                 none of the Acquired Companies has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for Encumbrances in the ordinary course of business and consistent with past practices;

(p)                                 none of the Acquired Companies has (i) lent money to any Person other than for expense advancements to employees in the ordinary course of business or (ii) incurred or guaranteed any indebtedness for borrowed money;

(q)                                 none of the Acquired Companies has (i) terminated, established or adopted any Benefit Plan, (ii) caused or permitted any Benefit Plan to be amended in any material respect, (iii) paid or committed to pay any bonus, commission or other incentive payment or made any profit-sharing or similar payment to, or increased or committed to increase the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers, employees or consultants, except in the ordinary course of business and in a manner consistent with past practices, or (iv) hired or terminated any of its directors, executive officers or key employees;

(r)                                    none of the Acquired Companies has changed any of its pricing policies, product or system return policies, product or system support policies or service policies, product system modification or upgrade policies, personnel policies or other business policies or any of its methods of accounting or accounting practices in any material respect;

(s)                                   none of the Acquired Companies has made any material Tax election or changed any material Tax accounting method, amended any material Tax Return, entered into any material Tax allocation agreement, material Tax sharing agreement, material Tax indemnity agreement or closing agreement related to any material Tax, or agreed to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes;

(t)                                    none of the Acquired Companies has commenced or settled any Legal Proceeding;

(u)                                 none of the Acquired Companies has entered into any arrangement, the result of which is the loss, expiration or termination of any license or right under or to any Licensed Acquired Company IP used in the development, manufacture or support of any Acquired Company Product or incorporated in or provided with any Acquired Company Product; and

(v)                                 none of the Acquired Companies has agreed or committed to take, or has authorized the taking of, any of the actions referred to in clauses “(c)” through “(u)” of this sentence.

3.6                               Title to Assets. The Acquired Companies own, and have good, valid and marketable title to, all assets owned by them, including: (a) all assets reflected on the Company Unaudited Interim Balance Sheet, except for current assets disposed of in the ordinary course of business since the date of the Company Unaudited Interim Balance Sheet; and (b) all other assets reflected in the books and records of the Acquired Companies as being owned by any of the Acquired Companies. All of said assets are owned by the Acquired Companies free and clear of any Encumbrances, except for the following (“Permitted Liens”): (i) any lien for current taxes not yet due and payable; (ii) liens that have arisen in the ordinary course of business and that do not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Companies; (iii) non-exclusive licenses of Intellectual Property Rights or Technology entered into in the ordinary course of business consistent with past practice; and (iv) liens described in Part 3.6 of the Company Disclosure Schedule.

3.7                               Receivables; Customers; Suppliers.

(a)                                 All existing accounts receivable of the Acquired Companies, including without limitation those accounts receivable reflected on the Company Unaudited Interim Balance Sheet that have not yet been collected and those accounts receivable that have arisen since June 30, 2015 and have not yet been collected, (i) represent valid obligations of customers of the Acquired Companies arising from bona fide transactions entered into in the ordinary course of business and (ii) are current. The Company currently expects all such accounts receivable referenced in the preceding sentence to be collected in full when due, without any counterclaim or set off (net of an allowance for doubtful accounts not to exceed US$200,000 in the aggregate). Part 3.7(a) of the Company Disclosure Schedule identifies each of the ten largest customers of the Company in 2012, 2013 and 2014 and the first six months of 2015 (each, a “Significant Customer”). The Company provided to the Parent an accurate and complete breakdown of the revenues received from the Significant Customers. None of the Acquired Companies has received any written notice of any outstanding material dispute with, or any material dissatisfaction on the part of, any Significant Customer. Other than as set forth in Part 3.7(a)(i) of the Company Disclosure Schedule, none of the Acquired Companies (other than for the period before they were owned by the Company) has agreed to accept returns of any Acquired Company Products since January 1, 2013. Except as set forth in Part 3.7(a)(ii) of the Company Disclosure Schedule, none of the Acquired Companies has received any written or oral notice from any Significant Customer that such customer shall not continue as a customer of the Acquired Companies (or the Surviving Company or Parent) after the Closing or that such customer intends to terminate or materially modify existing Contracts with an Acquired Company (or the Surviving Company or Parent) either before or after the Closing.

(b)                                 Part 3.7(b) of the Company Disclosure Schedule identifies each of the ten (10) largest suppliers of products or services to the Acquired Companies, in 2012, 2013 and 2014, and in the first six months of 2015 (each, a “Significant Supplier”). The Company provided to the Parent an accurate and complete breakdown of the amounts paid to the Significant Suppliers. None of the Acquired Companies has received any written notice of any outstanding material dispute with, or any material dissatisfaction on the part of, any Significant Supplier. None of the Acquired Companies has received any written or oral notice from any Significant Supplier that such supplier shall not continue as a supplier of the Acquired Companies (or the Surviving Company or Parent) after the Closing or that such supplier intends to terminate or materially modify existing Contracts with an Acquired Company (or the Surviving Company or Parent) either before or after the Closing.

3.8                               Inventories; Equipment; Real Property.

(a)                                 Part 3.8(a) of the Company Disclosure Schedule provides an accurate and complete breakdown of all inventories (including raw materials, supplies, products in process and finished products) of the Acquired Companies as of June 30, 2015. All inventories of the Acquired Companies, whether or not reflected in the Company Unaudited Interim Balance Sheet:

(i)                                     are of such quality and quantity as to be usable and saleable by the Acquired Companies in the ordinary course of business;

(ii)                                  have been priced at the lower of cost or market value using the methods described in the notes to the audited consolidated balance sheet of the Acquired Companies for the year ended December 31, 2014; and

(iii)                               to the Company’s Knowledge, are free of any material defects or deficiencies.

The inventory levels maintained by the Acquired Companies, as of the date hereof, (1) are not excessive in light of the normal operating requirements of the Acquired Companies, and (2) are adequate for the conduct of the operations of the Acquired Companies in the ordinary course of business.

(b)                                 Part 3.8(b) of the Company Disclosure Schedule provides an accurate list of all material items of equipment and other tangible assets owned by, or leased to, the Acquired Companies. All such assets are adequate for the uses to which they are being put, are in good and safe condition and repair (ordinary wear and tear excepted), are adequate for the conduct of the business of the Acquired Companies in the manner in which such business is currently being conducted, and are consistent with the amounts reported on the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2015 made available to Parent.

(c)                                  None of the Acquired Companies owns any real property or any interest in real property, except for the leaseholds created under the real property leases identified in Part 3.8(c)(i) of the Company Disclosure Schedule (the “Company Properties” and “Leases”, respectively), which Leases are in full force and effect, valid and enforceable by and against the Acquired Companies (subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies) and none of the Acquired Companies is in material breach of or material default under, or has received any notices of material default under any of the Leases and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would or would reasonably be expected to constitute a material breach or material default thereunder by the Acquired Companies. No security deposit or portion thereof deposited with respect to Leases has been applied in respect of a breach or default under any Lease which has not been redeposited in full. None of the Acquired Companies owes any brokerage commissions or finder’s fees with respect to any Lease. No Person, other than the Acquired Companies has a right to use or occupy, during the term of the applicable Lease, any portion of the Company Properties. The Acquired Companies have and own valid leasehold interests in the Company Properties, free and clear of all Liens other than Permitted Liens. The Company Properties constitute all interests in real property used, occupied or held for use in connection with the business of the Acquired Companies and which are necessary for the continued operation of the business of the Acquired Companies as the business is currently conducted. The Company is not required to make any material improvements to any Company Property. To the Company’s Knowledge, the current uses of each Company Property comply with applicable Laws and the Acquired Companies have received no notice of violation of law with respect to the operation of the Company Properties, except in either case, for such instances of non-compliance with applicable Laws or violations that are not reasonably expected to result in a Material Adverse Effect on the Acquired Companies. To the Company’s Knowledge, all material certificates of occupancy and all other material Permits required by Law for the proper use and operation of the Company Properties are in full force and effect. To the Company’s Knowledge, all material Permits, utility installations and connections required for the maintenance, operation and servicing of the Company Properties have been granted, effected, or performed and completed (as the case may be), and all fees and charges therefor for which the Acquired Companies are responsible have been fully paid. Except as set forth in Part 3.8(c)(ii) of the Company Disclosure Schedule, since January 1, 2013, none of the Acquired Companies have received written notice of any violations, Legal Proceedings or Legal Requirement relating to zoning, building use and occupancy, traffic, fire, health, sanitation, air pollution, ecological, environmental or other Law, against or with respect to the Company Properties. To the Company’s Knowledge, there is no outstanding Tax in respect of the Company Properties or in connection with the Acquired Companies’ use or right in such Company Properties for which Tax the Acquired Companies are liable to the relevant Governmental Body and none of the Acquired Companies is under any obligation to pay such Taxes to any Governmental Body or the Israeli Land Administration, except for such Taxes not yet due. To the Company’s Knowledge, there are no outstanding claims or proceedings commenced by any third party (including any Governmental Body) in connection with the Company’s possession or use of the Company Properties.

3.9                               Intellectual Property.

(a)                                 Part 3.9(a) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement (i) each item of Registered IP in which any Acquired Company has or purports to have a legal ownership interest, whether exclusively or jointly with another Person (the “Company Intellectual Property Registrations”), (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number, and (iii) any other Person that has a legal ownership interest in such item of Registered IP and the nature of such ownership interest, and (iv) all unregistered Trademarks used by the Acquired Companies, and any pending, or to the Company’s knowledge threatened, Legal Proceedings before any court, tribunal or other Governmental Body related to any of the foregoing. Without derogating from the aforesaid, the identification of such Registered IP shall include for each (i) Patent, the patent number or application serial number for each jurisdiction in which filed, date issued and filed and present status thereof, (ii) for each Trademark, the application serial number or registration number, by country, province and state, and the class of goods or services covered, the nature of the goods or services, the date issued and filed and the present status thereof, (iii) for each Domain Name, the registration date, any renewal date, name of registry and administrative contact information, (iv) for each registered Copyright, the number and date of such registration or Copyright application by country, province and state, (v) for each registered design, the registration number or application serial number for each jurisdiction in which filed, date issued and filed and present status thereof, (vi) all pending, or to the Company’s knowledge threatened, Legal Proceedings (including reexamination and reissue proceedings) before any court, tribunal or other Governmental Body (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to such Registered IP and the Acquired Company Products, and (vii) any actions that must be taken within 180 days after the date hereof for the purpose of obtaining, maintaining, perfecting or renewing any such Registered IP, including the payment of any registration, maintenance or renewal fees or the filing of documents, applications or certificates or any responses to office actions. The Company has made available to Parent complete and accurate copies of all applications, correspondence, and other material documents related to each such item of Registered IP.

(b)                                 Part 3.9(b) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement (i) all material Intellectual Property Rights or Technology licensed, sold, assigned or otherwise conveyed or provided to any Acquired Company (other than Standard Software), (ii) the corresponding Acquired Company IP Contract or Contracts, which are material, pursuant to which any Intellectual Property Right or Technology is licensed, sold, assigned or otherwise conveyed or provided to any Acquired Company, and (iii) whether a license or licenses granted to any Acquired Company by such material Acquired Company IP Contract or Contracts is or are, as the case may be, exclusive or nonexclusive.

(c)                                  Part 3.9(c) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement each material Acquired Company IP Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right, whether or not currently exercisable, or interest in, any Owned Acquired Company IP. No Acquired Company is bound by, and no Owned Acquired Company IP is subject to, any Contract containing any covenant or other provision that materially restricts the ability of any Acquired Company to use, assert, enforce, or otherwise exploit any Owned Acquired Company IP anywhere in the world. Except as set forth in Part 3.9(c) of the Company Disclosure Schedule, no Acquired Company has transferred ownership of, whether a whole or partial interest, or granted any exclusive right to use, any Owned Acquired Company Intellectual Property or Owned Acquired Company Technology to any Person.

(d)                                 Except as set forth in Part 3.9(c) of the Company Disclosure Schedule, the Acquired Companies exclusively own all right, title, and interest to and in the Owned Acquired Company IP free and clear of any Encumbrances, other than Permitted Liens. Each employee, officer, director, Contractor and consultant of the Acquired Companies who has contributed to the creation or development of any Acquired Company Products, Owned Acquired Company IP or Owned Acquired Company Technology for or on behalf of the Acquired Companies has signed a valid and enforceable agreement that includes (i) confidentiality obligations in favor of the

Company, and (ii) an effective and valid assignment to the Acquired Companies of all right, title and interest in and to all Intellectual Property Rights and Technology created or developed by such Person as a result of or during such Person’s employment by or engagement with the Acquired Companies related to the Business (including the rights to transfer, license, amend and modify such Intellectual Property Rights) (collectively, the “Invention Assignment Agreements”). The Company has provided or made available to Parent true, correct and complete copies of all Invention Assignment Agreements. To the extent any Intellectual Property Rights covered by an Invention Assignment Agreement relates to Registered IP in which any Acquired Companies has an ownership interest, and to the extent provided for by, and in accordance with, applicable Laws, the applicable Acquired Company has recorded such Invention Assignment Agreements or other documents sufficient to evidence the assignment of such Intellectual Property to the Acquired Company, as applicable and appropriate, with the relevant Governmental Body such that such Registered IP are in the name of the Company with no break in the chain of title. No employee, officer, director, Contractor or consultant of the Acquired Companies has excluded any Intellectual Property Rights from any Invention Assignment Agreement executed by such Person in connection with such Person’s employment by or engagement with the Company. To the Company’s Knowledge, no shareholder, officer, director, employee, consultant or Contractor of an Acquired Company has any claim, right (whether or not currently exercisable), or ownership interest in any Owned Acquired Company IP. To the Company’s Knowledge, no employee of any of the Acquired Companies is (a) bound by or otherwise subject to any Contract restricting him from performing his duties for any of the Acquired Companies, (b) in violation of any term of any employment, consulting, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation Contract with an Acquired Company or (c) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality due to his activities as an employee of any of the Acquired Companies. To the Company’s Knowledge, the Acquired Companies have paid, in full, all mandatory compensation to employees, officers, directors, Contractors and consultants in relation to all Owned Acquired Company IP and Owned Acquired Company Technology, if any, and neither this Agreement nor any transactions contemplated by this Agreement will result in any further amounts being payable to any current or former employees, officers, directors, Contractors or consultants of the Company in relation to any Owned Acquired Company IP or Owned Acquired Company Technology.

(e)                                  Part 3.9(e) of the Disclosure Schedule contains a complete and accurate list of all material Contracts pursuant to which any of the Acquired Companies is obligated to pay royalties, fees, commissions, and other similar payments for the manufacture, sale, or distribution of any Acquired Company Product or the use of any Acquired Company IP or Acquired Company Technology. To the Company’s Knowledge, no Person who has licensed Technology or Intellectual Property Rights to the Acquired Companies has an ownership interest in or license rights to any derivative works or improvements made by the Acquired Companies to such Technology or Intellectual Property Rights that are incorporated into any Acquired Company Product.

(f)                                   None of the Acquired Companies has (i) transferred ownership of, or granted any exclusive license or exclusive right under or with respect to, or authorized the retention of any exclusive right with respect to or joint ownership of, any Intellectual Property that is or was at any time owned or purported to be owned by the Acquired Companies to any other Person or (ii) permitted the Acquired Companies’ rights in any Owned Acquired Company

IP to lapse or enter the public domain except where the Company has in its reasonable business judgment decided to cancel, abandon, allow to lapse or enter the public domain or otherwise not to renew such issuance, registration or application. As a result of giving effect to the transactions contemplated by this Agreement, no current or former director, equity holder, officer, employee, Contractor or consultant of the Acquired Companies will own or retain any rights to use any of the Owned Acquired Company IP (other than, with respect to employees, Contractors and consultants, the right to use such Owned Acquired Company IP within the scope of such Person’s employment by or engagement with the Company).

(g)                                  To the Company’s Knowledge, all Owned Acquired Company IP is valid, subsisting and enforceable and the Acquired Companies have made all filings and payments and taken all other actions required to be made or taken to maintain each item of Owned Acquired Company IP that is Registered IP in full force and effect by the applicable deadline and otherwise in accordance with all applicable Legal Requirements to the extent such actions, if not taken, would result in such Registered IP being rendered invalid or unenforceable. No interference, opposition, reissue, reexamination, or other Legal Proceeding is pending or, to the Knowledge of the Company, threatened in writing, in which the scope, validity, or enforceability of any Owned Acquired Company IP is being contested or challenged. No application for a Patent or a material Copyright, mask work, or Trademark registration or any other type of application or registration for any material Registered IP filed by or on behalf of any of the Acquired Companies since January 1, 2013 has been abandoned, allowed to lapse, or rejected. To the Company’s Knowledge, none of the Acquired Companies has engaged in patent or copyright misuse or any fraud or inequitable conduct in connection with any Registered IP. To the Company’s Knowledge, the Acquired Companies have complied with their duty of candor and disclosure and have made no material misrepresentations in the filings submitted to the applicable Governmental Authorities with respect to all patents included in the Owned Acquired Company IP. To the Company’s Knowledge, no Trademark owned, used, or applied for by any of the Acquired Companies conflicts or interferes with any Trademark owned, used, and applied for by any other Person. To the Knowledge of the Company, no event or circumstance (including a failure to exercise adequate quality controls and an assignment in gross without the accompanying goodwill) has occurred or exists that has resulted in the abandonment of any material Trademark (whether registered or unregistered) owned, used, or applied for by any of the Acquired Companies. The original, first and joint inventors of the subject matter claimed in each of the Company Patents are properly named as inventors of such Company Patents, and the applicable Laws governing marking of products covered by the inventions in each of the Company Patents have been complied with in all material respects. To the Knowledge of the Company, other than prior art references cited in the applicable patent office file history of the Company Patents (true, correct and complete copies of which the Company has provided or made available to Parent), there are no prior art references that could invalidate any Company Patents or any claim thereof. To the Knowledge of the Company, there are no prior public uses, sales, offers for sale or disclosures that could invalidate any Company Patents or any claim thereof and there has been no conduct that could render any Company Patents or any claim thereof invalid or unenforceable.

(h)                                 To the Company’s Knowledge, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any Acquired Company IP that is incorporated into an Acquired Company Product.

(i)                                     Neither the execution, delivery, or performance of this Agreement nor the consummation of any of the transactions or agreements contemplated by this Agreement will, with or without notice or the lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, license to or Encumbrance on, any Acquired Company IP; (ii) a breach of, termination of, or acceleration or modification of any right or obligation under any Contract listed or required to be listed in Parts 3.9(b) or 3.9(c) of the Company Disclosure Schedule; (iii) the release, disclosure, or delivery of any Acquired Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any Technology or Intellectual Property Right.

(j)                                    Each of the Acquired Companies owns or otherwise, and without providing any representation regarding the infringement by the Acquired Companies of Intellectual Property Right of any Person, has the right to use all Technology and Intellectual Property Rights used in or necessary for the conduct of the Business.

(k)                                 To the Company’s Knowledge, no Acquired Company has infringed, misappropriated, or violated any Intellectual Property Right of any other Person or is currently infringing, misappropriating or otherwise violating any Intellectual Property Right of any other Person. No infringement, misappropriation, or similar claim or Legal Proceeding is pending or, to the Company’s Knowledge, threatened in writing against any Acquired Company or, to the Knowledge of the Company, against any Person who may be entitled to be indemnified or reimbursed by any Acquired Company with respect to such claim or Legal Proceeding. Since January 1, 2013, no Acquired Company has received any written notice relating to any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property Right of another Person. Since January 1, 2013, the Company has not received any written notice or request for any Person for indemnification with respect to any claim of infringement, misappropriation, misuse or violation of any Intellectual Property or Technology, which notice or request has not been finally resolved.

(l)                                     No Acquired Company has an unfulfilled obligation under any Contract to develop any deliverables for a third party.

(m)                             Part 3.9(m) of the Company Disclosure Schedule sets forth an accurate and complete list of all Software owned by the Acquired Companies that is sold or licensed by the Acquired Companies separately from any product sold by the Acquired Companies that is owned by the Company (collectively, the “Company Software”). The Company Software is free from any material defect, virus or programming, design or documentation error or corruptant that would have an adverse effect on the operation or use of the Company Software. None of the Company Software or Acquired Company Products contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus” or “worm” (as such terms are commonly understood in the Software industry) or any other code not disclosed in the User Documentation provided with such Software that is designed or intended to have, or capable of performing or that without user intent will cause, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device on which such Company Software or Acquired Company Products or such code is stored or installed; (ii) damaging or destroying any data or file without the user’s consent; or (iii) sending information to the Acquired Companies or any other Person without the user’s consent. None of the Company Software or the Acquired Company Products (A) constitutes, contains or is considered “spyware” or “trackware” (as such terms are commonly understood in the Software industry), (B) records a user’s actions without such user’s knowledge or (C) employs a user’s Internet connection without such user’s knowledge to gather or transmit information on such user or such user’s behavior.

(n)                                 Except as set forth in Part 3.9(n) of the Company Disclosure Schedule, no source code for any Acquired Company Product has been delivered, licensed, or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of the Company. Except as set forth in Part 3.9(n) of the Company Disclosure Schedule, no Acquired Company has any duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Acquired Company Product to any escrow agent or other Person. To the Company’s Knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Acquired Company Product to any other Person who is not, as of the date of this Agreement, an employee of any Acquired Company.

(o)                                 To the Company’s Knowledge, all use and distribution of Company Software, Acquired Company Products and Open Source Materials by the Acquired Companies is in full compliance with all Open Source Licenses applicable thereto, including all copyright notice and attribution requirements, except as would not have a Material Adverse Effect on the Acquired Companies. The Acquired Companies have not (A) incorporated or embedded any Copyleft Materials into, or combined or linked any Copyleft Materials with, any Company Software or Acquired Company Products or (B) distributed any Copyleft Materials in conjunction with or for use with any Company Software or Acquired Company Products, except as set forth in Part 3.9(o) of the Company Disclosure Schedule. Except as set forth in Part 3.9(o) of the Company Disclosure Schedule, the Acquired Companies have not used any Copyleft Materials in a manner that requires the Company Software, Acquired Company Products, Acquired Company Technology, any portion of any of the foregoing, or any Acquired Company IP, to be subject to Copyleft Licenses or requires or would require the Acquired Companies to grant any patent licenses.

(p)                                 No government, university, college, other educational institution, research center or non-profit institution (collectively, “Institutions”) provided or provides facilities, personnel or funding for the creation or development of any Owned Acquired Company IP, Owned Acquired Company Technology or Acquired Company Product. No Institutions have any rights in or with respect to any Owned Acquired Company IP, Owned Acquired Company Technology or Acquired Company Products or any developments of any Intellectual Property Rights made by any employee, director, officer, Contractor or consultant of the Acquired Companies in connection with their employment or engagement by the Acquired Companies that relate in any manner to (or that are based on or derived from) any Owned Acquired Company IP, Owned Acquired Company Technology or the Acquired Company Products.

(q)                                 (i) None of the Acquired Companies has made, directly or indirectly, any commitments, promises, submissions, suggestions, statements or declarations to any standards-setting bodies, industry groups or other similar organizations (“Standards Organizations”) (including any commitments, promises, submissions, suggestions, statements or declarations that would obligate the Acquired Companies to grant licenses to any Person or otherwise impair or limit the Acquired Companies’ control of any Owned Acquired Company IP), (ii) the Acquired Companies are not subject to any membership agreements, bylaws, practices or policies of any Standards Organization (including with respect to licensing or non-assertion or any obligation or requirement that would impair or limit the Acquired Companies’ control of any Owned Acquired Company IP), (iii) no Company Patent has been identified by the Acquired Companies or, to the Knowledge of the Company, any other Person as essential to any Standards Organization or any standard promulgated by any Standards Organization, (iv) to the Knowledge of the Company, no Company Patent is essential to any Standards Organization or any standard promulgated by any Standards Organization, and (v) the Acquired Companies do not implement in Acquired Company Products any standard or specification that would require the grant of a reciprocal patent license.

(r)                                    Each of the Acquired Companies has taken reasonable steps to protect and maintain the confidentiality of, and the rights of the Acquired Companies in, the Company’s Confidential Information. Without limiting the foregoing, each of the Acquired Companies has required each employee, Contractor and consultant of the Acquired Companies with access to any such Confidential Information to execute a written agreement that provides reasonable protection for such Confidential Information and all employees, Contractors and consultants of the Acquired Companies with access to such Confidential Information have executed such an agreement, except as would not have a Material Adverse Effect on the Acquired Companies. All disclosures by the Company of any such Confidential Information have been made pursuant to a written agreement that provides reasonable protection for such Confidential Information. The Acquired Companies have taken steps to protect the Confidential Information of any Person provided to the Acquired Companies in accordance with all applicable obligations of confidentiality.

(s)                                   Except as would not have a Material Adverse Effect on the Acquired Companies, the information technology systems used by the Acquired Companies (“IT Systems”) are designed, implemented, operated and maintained in a reasonable manner, and there have been no material operational or continued failures, disruptions, substandard performances, failures, bugs, outages or other adverse events in the past eighteen months affecting any of the IT Systems that have had resulted in any Material Adverse Effect on the Acquired Companies. Without limiting the foregoing, (i) each Acquired Company has taken commercially reasonable steps and implemented commercially reasonable procedures to ensure that its IT Systems are free from Malicious Code, and (ii) each Acquired Company has in effect disaster recovery plans, procedures and facilities for its business and has taken commercially reasonable steps to safeguard the security and the integrity of its IT Systems, including, without limitation, taking all commercially reasonable steps to provide for the back-up and recovery of data and information. To the Company’s Knowledge, there have been no unauthorized intrusions or breaches of security with respect to the IT Systems.

(t)                                    The Acquired Companies’ privacy policies are designed in a manner to enable the Acquired Companies to comply with all applicable Legal Requirements and the Acquired Companies comply in a material manner with all such Legal Requirements. To the Company’s Knowledge, each of the Acquired Companies has (i) complied in all material respects with such Acquired Company’s privacy policies and complied in all material respects with all applicable Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure or transfer of personal information that is possessed by or otherwise subject to the control of the Acquired Company, (ii) implemented and maintained commercially reasonable measures sufficient to provide reasonable assurance that the applicable Acquired Company complies with such Laws and that such Acquired Company will not acquire, fail to secure, share or use such personal information in a manner inconsistent with (A) such Laws, (B) any notice to or consent from the provider of personal information, (C) any policy adopted by the applicable Acquired Company, (D) any contractual commitment made by the applicable Acquired Company that is applicable to such personal information or (E) any privacy policy or privacy statement from time to time published or otherwise made available to the providers of the personal information by the applicable Acquired Company, and (iii) in connection with each third party servicing, outsourcing or similar arrangement involving personal information acquired from or with respect to the applicable Acquired Company, contractually obligated any service provider to (A) comply with the Laws applicable with respect to personal information, (B) take reasonable steps to protect and secure from unauthorized disclosure of personal information, (C) restrict use of personal information to those authorized or required under the servicing, outsourcing or similar arrangement and (D) certify or guarantee the return or adequate disposal of personal information. Except for disclosures of information required by Law, authorized by the provider of personal information or provided for in the Acquired Companies’ privacy policies, none of the Acquired Companies has sold, rented or otherwise made available, and sells, rents or otherwise makes available, to third parties any personal information. No claims have been asserted or threatened, or are reasonably expected to be asserted or threatened, with respect to personal information possessed by or otherwise subject to the control of the Acquired Companies, except, in each case, as would not have a Material Adverse Effect on the Acquired Companies. For the avoidance of doubt, the term “privacy” as used in this Section 3.9(t) includes the concepts of data protection and data security.

3.10                        Contracts.

(a)                                 Part 3.10(a) of the Company Disclosure Schedule identifies each Acquired Company Contract that constitutes a “Material Contract”. For purposes of this Agreement, each of the following shall be deemed to constitute a “Material Contract” to the extent they are material Contracts:

(i)                                     any Contract relating to the employment of, or the performance of services by, any director, officer, employee or consultant of any Acquired Company that provides for annual cash compensation in excess of $200,000, and any Contract pursuant to which any of the Acquired Companies is or may become obligated to make any severance, termination, of any Acquired Company, bonus or relocation payment or any other payment or payments (other than payments in respect of annual salary made in the ordinary course of business consistent with past practice) exceeding US$100,000 in the aggregate to any current or former director, officer, employee or consultant;

(ii)                                  any collective bargaining agreement or other Contract with any labor union;

(iii)                               any Contract (provided it is not an Excluded Contract) pursuant to which any Intellectual Property Rights or Technology that is currently being used by any Acquired Company is or has been licensed, sold, assigned or otherwise conveyed or provided to any Acquired Company;

(iv)                              any Contract pursuant to which (x) any Intellectual Property Right or Technology is or has been licensed, whether or not such license is currently exercisable, sold, assigned or otherwise conveyed or provided to a third party by any Acquired Company, provided it is not an Excluded Contract, or (y) pursuant to which any Acquired Company has agreed not to enforce any Intellectual Property Right against any third party;

(v)                                 any Contract that provides for indemnification or exculpation of any director, officer, employee, agent, consultant or independent Contractor;

(vi)                              any Contract imposing any restriction on the right or ability of any Acquired Company (A) to compete with any other Person or to engage in any line of business, (B) to acquire any product or other asset or any services from any other Person, (C) to solicit, hire or retain any Person as an employee, consultant or Contractor, (D) to develop, sell, supply, distribute, offer, support or service any Acquired Company Product or any technology or other asset to or for any other Person, or (E) to perform any services for any other Person, to transact business or deal in any other manner with any other Person;

(vii)                           any Contract (A) restricting or otherwise relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities or (C) providing any of the Acquired Companies with any right of first refusal with respect to, or right to purchase or otherwise acquire, any securities;

(viii)                        any Contract incorporating or relating to any guaranty, any warranty or any indemnity or similar obligation for Acquired Company Products;

(ix)                              any Contract relating to any currency hedging or forward currency transaction;

(x)                                 any Contract requiring that any of the Acquired Companies give any notice or provide any information to any Person prior to considering or accepting any Acquisition Proposal or similar proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any Acquisition Transaction or similar transaction;

(xi)                              any Contract imposing any “no-shop” or “standstill” obligation or any similar obligation on any of the Acquired Companies;

(xii)                           any Contract (A) relating to any Governmental Grant, or (B) to which any Governmental Body is a party or under which any Governmental Body has any rights or obligations;

(xiii)                        any distributor, original equipment manufacturer, reseller, value added reseller, sales, agency or manufacturer’s representative Contract;

(xiv)                       any Contract under which an Acquired Company provides services to a third party, including any consulting, development, integration, or support services Contract;

(xv)                          any Contract providing for “most favored nation” terms, including such terms for pricing;

(xvi)                       any Contract relating to marketing and advertising of the Acquired Companies;

(xvii)                    any product agreement, joint venture agreement, profit-sharing agreement, cost-sharing agreement, joint ownership agreement, revenue-sharing agreement, strategic alliance agreement, cooperation agreement, partnering agreement or similar Contract;

(xviii)                 any Contract purporting to bind, or purporting to restrict or otherwise apply to the activities of, any future affiliate of any of the Acquired Companies;

(xix)                       any Contract that has a term of more than 30 days and that may not be terminated by an Acquired Company (without penalty) within 30 days after the delivery of a termination notice by such Acquired Company;

(xx)                          any Contract that contemplates or may involve the payment or delivery of cash or other consideration in an amount or having a value in excess of US$1,000,000 in the aggregate, or that contemplates or may involve the performance of services having a value in excess of US$1,000,000 in the aggregate;

(xxi)                       any Contract that has been or is required to be filed with any of the Securities Regulators;

(xxii)                    any Contract evidencing, or under which any of the Acquired Companies has incurred or may incur, any indebtedness for borrowed money, including any loan agreement, credit agreement, credit facility, line of credit, letter of credit or promissory note; and

(xxiii)                 any Contract, if a breach or termination of such Contract could reasonably be expected to have a Material Adverse Effect on the Acquired Companies.

The Company has made available to Parent an accurate and complete copy of each Acquired Company Contract that constitutes a Material Contract as of the date of the Agreement. There are no Material Contracts that are not in written form.

(b)                                 Each Acquired Company Contract that constitutes a Material Contract is valid and in full force and effect, and is enforceable in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)                                  Except as set forth in Part 3.10(c) of the Company Disclosure Schedule: (i) none of the Acquired Companies has violated or breached in any material respect, or committed any material default under, any Material Contract, except for any such violation, breach or default that has been (A) cured by the applicable Acquired Company, or (B) waived in writing by the other party or parties to such Acquired Company Contract, such that, in the case of both clauses (A) and (B), the other party or parties to such Acquired Company Contract do not have any right of termination or other remedy related to such violation, breach or default; (ii) to the Knowledge of the Company, no other Person has violated or breached in any material respect, or committed any material default under, any Material Contract; (iii) to the Knowledge of the Company, no event has occurred that, with or without notice or lapse of time, could reasonably be expected to (A) result in a material violation or breach of any of the provisions of any Material Contract, (B) give any Person the right to declare a default or exercise any remedy or accelerate the maturity, performance of or right under any Material Contract, (C) give any Person the right to modify, cancel or terminate any Material Contract; and (iv) since January 1, 2013, none of the Acquired Companies has received any notice of any actual or alleged violation of, or failure to comply with, any material term or requirement of any Material Contract.

3.11                        Liabilities. None of the Acquired Companies has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, and whether due or to become due), except for: (a) liabilities identified as such in the “liabilities” column of the Company Unaudited Interim Balance Sheet; (b) normal and recurring current liabilities that have been incurred by the Acquired Companies since June 30, 2015 in the ordinary course of business and consistent with past practices; and (c) liabilities described in Part 3.11 of the Company Disclosure Schedule.

3.12                        Compliance with Legal Requirements. Each of the Acquired Companies is, and has at all times been, in compliance in all material respects with all applicable Legal Requirements. Since January 1, 2013, none of the Acquired Companies has received any notice or other communication from any Governmental Body or other Person regarding any violation of, or failure to comply with, in any material respect, any Legal Requirement. The business of the Acquired Companies as currently conducted does not require a license from the Israeli Ministry of Economy and/or the Israeli Ministry of Defense and/or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended, or authorization from the U.S. Department of State, pursuant to the International Traffic in Arms Regulations.

3.13                        Anti-Corruption Laws; Certain Business Practices; Code of Ethic.

(a)                                 None of the Acquired Companies has or, to the Company’s Knowledge, has any director, officer, agent, employee or other Person acting on behalf of the Acquired Companies who has, in any material respect, (a) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, the rules and regulations thereunder, the UK Bribery Act, 2010, as amended, the rules and regulations thereunder, the OECD Convention on Combating Bribery of Foreign Public Officials in International Transactions, dated 21 November 1977, Title 5 of the Israeli Penalty Law (Bribery Transactions), or other similar Laws that prohibit bribery, or corruption or any similar Law (“Anti-Corruption Laws”), (b) used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to foreign or domestic government officials, employees or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Securities Exchange Act of 1934, as amended, (c) accepted or received any unlawful contributions, payments, gifts or expenditures or (d) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

(b)                                 The Acquired Companies have adopted a code of ethics in a form made available to Parent prior to the execution of this Agreement. The Acquired Companies have presented the Code of Ethics to their employees, officers and directors and have asked them to comply with the terms and conditions of such Code of Ethics. To the Company’s Knowledge, the Acquired Companies’ employees, officers and directors are in compliance, in all material respects, with the terms and conditions of such Code of Ethics.

3.14                        Governmental Grants and Authorizations.

(a)                                 Part 3.14(a) of the Company Disclosure Schedule identifies each Governmental Grant that has been approved and notified to or has been or is provided to any of the Acquired Companies or for which any the Acquired Companies has applied. Except as set forth on Part 3.14(a) of the Company Disclosure Schedule, none of the Acquired Companies has received or applied for any Governmental Grant. The Company has delivered to Parent accurate and complete copies of (i) all applications and material correspondence submitted by the respective Acquired Companies to the Investment Center, the Chief Scientist or to any other Governmental Body in connection with a Governmental Grant or application therefore, and (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the respective Acquired Companies by the Investment Center, the Chief Scientist or by any other Governmental Body in connection with a Governmental Grant or application therefore, and any undertakings of the Acquired Companies in connection with any Governmental Grant, and (iii) any other material documents in connection with any Governmental Grant. In each such application submitted by or on behalf of any Acquired Company, such Acquired Company has accurately and completely disclosed all information required by such application. Except for undertakings set forth in letters of approvals, provided under any applicable Israeli Law including without limitation the Encouragement of Industrial Research and Development Law 5744-1984 and any regulations, ordinances, guidelines or circulars promulgated thereunder or otherwise applicable, there are no undertakings any of the Acquired Companies given in connection with any Governmental Grant. Each Acquired Company is in compliance, in all material respects, with the terms, conditions, requirements and criteria of all Governmental Grants (including any reporting requirements) and any applicable Laws and rules in connection thereto, and has duly fulfilled in all material respects with all conditions, undertakings and other obligations relating thereto. To the Company’s Knowledge, no event has occurred, and no circumstance or condition resulting from an action of the Acquired Companies exists, that could reasonably be expected to give rise to (i) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant, (ii) the imposition of any limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant or (iii) a requirement that any Acquired Company return or refund any benefits provided under any Governmental Grant, an acceleration or increase of royalty payments obligation, or obligation to pay additional payments to the Chief Scientist other than royalty payments. No claim or challenge have been made by any Governmental Authority with respect to any of the Acquired Companies’ entitlement to any Governmental Grant or the compliance by any of the Acquired Companies with the terms, conditions, obligations or laws relating to the Grants. To the Company’s Knowledge, none of the Acquired Companies are currently under an audit regarding any Governmental Grant. Except as set forth in Part 3.14(a) of the Company Disclosure Schedule, no Governmental Body (1) has awarded any Governmental Grant to any of the Acquired Companies or (2) is entitled to receive any royalties or other payments from any of the Acquired Companies.

(b)                                 The consummation of the Merger and the other transactions contemplated by this Agreement (1) except for circumstances, conditions or facts related to the Parent or any of its subsidiaries (other than the Acquired Companies), will not adversely affect the ability of any of the Acquired Companies to obtain the benefit of the Governmental Grant for the remaining duration thereof or require any recapture of any previously claimed incentive, and (2) will not result in (A) the failure of any of the Acquired Companies to comply with any of the terms, conditions, requirements and criteria of any Governmental Grant, Applicable Laws, regulations, ordinances or guidelines or (B) any claim by any Governmental Body or other Person that any Acquired Company is required to return or refund, or that any Governmental Body is entitled to recapture, any benefit provided under any Governmental Grant, or that any Acquired Company is required to pay any other amount to any Government Body or other Person due to Merger and the other transactions contemplated by this Agreement.

(c)                                  Except as set forth in Part 3.14(c) of the Company Disclosure Schedule, no Consent of any Governmental Body or other Person is required to be obtained prior to the consummation of the Merger in order to comply with any applicable Law or Governmental Grants, to preserve the entitlement of any of the Acquired Companies to any Governmental Grant, to avoid any increase in royalty payments or rates incurred by an Acquired Company under any Governmental Grant, to avoid or reduce any other payments of an Acquired Companies to any Governmental Grant in connection with any Governmental Grant, or to avoid any change in the terms and conditions applicable to any Acquired Company under any Governmental Grant.

(d)                                 Part 3.14(d) of the Company Disclosure Schedule sets forth, with respect to each Governmental Grant referred to in Part 3.14(a) of the Company Disclosure Schedule: (i) the total amount of the benefits received by each Acquired Companies under such Governmental Grant and the total amount of the benefits available for future use by the Acquired Companies under such Governmental Grant; (ii) the time period in which the respective Acquired Companies received, or will be entitled to receive, benefits under such Governmental Grant; (iii) a general description of any research and development program for which such Governmental Grant was approved and the technology or product of the Acquired Companies that were developed, in whole or in part, in connection with such Governmental Grant; (iv) a description of all current and future obligations of the Acquired Companies under such Governmental Grant; (v) any royalty or other repayment schedule applicable to such Governmental Grant and the total payment or repayment due; (vi) the type of revenues from which royalty or other payments are required to be made under such Governmental Grant; and (vii) the total amount of any payments made by the Acquired Companies prior to the date of this Agreement with respect to such Governmental Grant.

(e)                                  Except as provided in Part 3.14(e) of the Company Disclosure Schedule no Governmental Grant imposes any restrictions on the Company’s use of any Intellectual Property or other technology or know-how developed with funds received under such Governmental Grant or gives the grantor of such Governmental Grant any rights in any such developed Intellectual Property.

(f)                                   The Acquired Companies hold all material Governmental Authorizations necessary to enable the Acquired Companies to conduct their business in the manner in which such business is being conducted. All such Governmental Authorizations held by the respective Acquired Companies are valid and in full force and effect. Each Acquired Company is, and at all has been, in compliance, in all material respects, with the terms and requirements of such Governmental Authorizations. Since January 1, 2013, none of the Acquired Companies has received any written notice from any Governmental Body regarding (i) any actual or alleged violation of, or failure to comply with, any term or requirement of any Governmental Authorization or (ii) any actual or alleged revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

(g)                                  Part 3.14(g) of the Company Disclosure Schedule identifies (i) each approval of “Approved Enterprise” status that has been granted by the Investment Center to any of the Acquired Companies, and (ii) the benefits received by the Acquired Companies, or to which the Acquired Companies are entitled, pursuant to such approval. Each of the Acquired Companies that has been granted any approval for “Approved Enterprise” status by the Investment Center has fully complied with all terms and conditions included in such approval.

3.15                        Tax Matters.

(a)                                 Each of the Acquired Companies has (a) timely filed, or has caused to be timely filed on its behalf, after taking into account any extension of time within which to file, all Tax Returns required to be filed by it, which Tax Returns were complete, accurate and correct in all material respects; and (b) timely paid, or has caused to be timely paid on its behalf, all Taxes due and owing, whether or not shown to be due on such Tax Returns. The most recent financial statements contained in the Acquired Company Reporting Documents reflect, to the Company’s Knowledge, a reserve (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) for all Taxes payable by the Acquired Companies for all taxable periods and portions thereof through the date of such financial statements in accordance with U.S. GAAP. Except as set forth in Part 3.15(a) of the Company Disclosure Schedule, no deficiencies for any amount of Taxes have been proposed, asserted or assessed against any of the Acquired Companies as of the date hereof, and no requests for waivers of the time to assess any such Taxes are pending or have been granted. No written claim has been made by a Governmental Body in a jurisdiction where any of the Acquired Companies does not file a Tax Return that any of the Acquired Companies is subject to taxation by that jurisdiction for which the statute of limitation has not run out.

(b)                                 Except as set forth in Part 3.15(b) of the Company Disclosure Schedule, as of the date hereof, no examination or audit of any Tax Return of any of the Acquired Companies or any administrative or judicial proceeding in respect of any amount of Tax is currently in progress or, to the Company’s Knowledge, threatened.

(c)                                  None of the Acquired Companies (i) is or ever been a member of a group of corporations with which it has filed (or been required to file) consolidated, affiliated, combined or unitary Tax Returns, other than a group the common parent of which was the Company for which the statute of limitation has not run out, (ii) is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement, or (iii) has any liability for Taxes of another person (other than the Acquired Companies) as a transferee or successor.

(d)                                 There is no agreement, plan, arrangement or other Contract covering any employee or independent Contractor or other service provider of any of the Acquired Companies that, considered individually or considered collectively with any other such Contracts, could reasonably be expected to give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code (or any other Tax laws having the same effect as such sections of the Code). Except as set forth in Part 3.15(d) of the Company Disclosure Schedule, there is no Contract by which any Acquired Company is bound to indemnify any individual for Tax payments under Section 409A or Section 4999 of the Code.

(e)                                  None of the Acquired Companies has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1) or any other transaction requiring disclosure under similar provisions of state, local or foreign Tax law. None of the Acquired Companies has participated in any “reportable transaction” under Israeli Tax Ordinance section 131(g), and the respective regulations promulgated thereunder.

(f)                                   During the three-year period ending on the date hereof, none of the Acquired Companies was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code.

(g)                                  None of the Acquired Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) change in the method of accounting for a taxable period ending on or prior to the date hereof; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, Israeli or other non-Israeli income Tax law) executed on or prior to the date hereof; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding provision of state, local, Israeli or non-Israeli income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Effective Time; or (v) prepaid amount received on or prior to the Effective Time.

(h)                                 Each Company Share Plan that is intended to qualify as a capital gains route plan under Section 102(b)(2) of the Israeli Tax Ordinance (a “102 Plan”) is approved by, or deemed approved by passage of time without objection by, the Israel Tax Authority. All outstanding Section 102 Shares and Section 102 Awards, which were issued under any 102 Plan were and are currently in compliance with the applicable requirements of Section 102(b)(2) of the Israeli Tax Ordinance and the written requirements and guidance of the Israel Tax Authority.

(i)                                     There are no Encumbrance for Taxes on any of the Company’s assets other than liens for Taxes not yet due or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with U.S. GAAP.

(j)                                    Part 3.15(j) of the Company Disclosure Schedule sets forth all Tax exemptions, Tax holidays or other Tax reduction or incentives agreements or arrangements applicable to the Acquired Companies (the “Tax Holidays”). The Company has made available to Parent all documentation relating to such Tax Holidays. The Acquired Companies are in full compliance with the requirements for any of such Tax Holidays. The consummation of the actions contemplated in this Agreement will not have any adverse effect on: (i) the validity and effectiveness of any Tax Holiday; and (ii) the continued qualification for the Tax Holiday or the terms or duration thereof or require any recapture of any previously claimed incentive under such Tax Holiday.

(k)                                 The prices and terms for the provision of any property or services among the Acquired Companies satisfy an arm’s length standard under the relevant transfer pricing Laws and all related documentation, if required by such Laws, has been timely prepared or obtained and, if necessary, retained. The Acquired Companies comply in all respects, with the requirements of Section 85A of the Israeli Tax Ordinance and the regulations promulgated thereunder.

(l)                                     The Acquired Companies have made valid elections to be treated as “Benefited Enterprise” or “Approved Enterprise”  and have several approved plans relating to such status (all for purposed of this Section “Special Enterprise” under the Law for Encouragement of Capital Investments, 1959 (“Encouragement Law”). The Acquired Companies have not revoked any election relating to their status as a Special Enterprise, or undertaken any action disqualifying them from qualifying as Special Enterprises. The Acquired Companies are in compliance, in all material respects, with any applicable Law and any Tax ruling and have duly fulfilled, in all material respects, all conditions, undertakings and other obligations relating to their status as a Special Enterprises. No event has occurred that could reasonably be expected to give rise to (i) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Special Enterprise status, or (ii) a requirement that the Acquired Companies return or refund any benefits provided under any governmental grant.

(m)                             The Company has timely received an approval from the Chief Scientist to deduct currently all research and development costs and such approval has been granted following full, accurate and complete disclosure of all facts in all filings and correspondence made by the Company in connection with such approval.

(n)                                 None of the Acquired Companies is subject to any restrictions or limitations pursuant to Part E2 of the Israeli Tax Ordinance or pursuant to any tax ruling made with reference to the provisions of Part E2.

(o)                                 None of the Acquired Companies have ever been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(p)                                 Each of the Acquired Companies is tax resident only in the country in which it is incorporated. None of the Acquired Companies (except for the any Acquired Company incorporated in Israel) is managed and controlled from Israel. None of the Acquired Companies has elected, under Section 897(i) of the Code, to be taxed as a United States domestic corporation. No Acquired Company (i) is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code; or (ii) was, with the exception of EZchip, Inc. and EZchip Semiconductor, Inc., created or organized in the United States, such that such entity is taxable in the United States as a domestic entity pursuant to Treasury Regulations Section 301.7701-5(a).

(q)                                 None of the Acquired Companies has or has ever had a permanent or fixed establishment, branch, residence or other taxable presence, as defined in any applicable Tax treaty, law or regulation in any country outside its country of formation.

(r)                                    In relation to goods and services tax or value added or other similar Tax, each of the Acquired Companies: (i) has been duly registered and is a taxable person; (ii) has complied, in all material respects, with all statutory requirements, orders, provisions, directives or conditions; and (iii) has not been required by the relevant authorities of customs and excise to give security.

(s)                                   For the purposes of this Section 3.15, any reference to an Acquired Company shall be deemed to include any Person that merged or was liquidated into an Acquired Company.

(t)                                    The Acquired Companies have complied in all respects with information reporting and all applicable Laws relating to the payment and withholding of Taxes from payments made or deemed made to any Person and have duly and timely withheld and paid over to the appropriate Governmental Body all amounts required to be so withheld and paid under all applicable Laws.

(u)                                 The Acquired Companies are duly registered for the purposes of Israeli value added tax and have complied in all material respects with all requirements concerning value added Taxes (“VAT”). The Acquired Companies (i) have not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Governmental Body all output VAT which it is required to collect and remit under any applicable Law; and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law.

(v)                                 The Israeli Acquired Companies have timely received a valid approval to report their income for Israeli Tax in dollars beginning on its tax year 2012 pursuant to regulations promulgated under Section 130A of the Ordinance and are in full compliance with the requirements of these regulations. All adjustments required to be made for Tax purposes in the Acquired Companies books, records and Tax Returns, as a result of the change of reporting method from NIS to dollars, were duly and timely made.

3.16                        Employee Benefit Plans.

(a)                                 Section 3.16(a) of the Company Disclosure Schedule sets forth a correct and complete list of (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), (ii) all other employee benefit plans, policies, programs, agreements or arrangements, and (iii) all employment, individual consulting, bonus or other incentive compensation, stock purchase, equity or equity-based compensation, deferred compensation, change in control, severance, sick leave, vacation, recreation, pension, loan, salary continuation, health, life insurance, educational assistance and other employee compensation plans, policies, programs, agreements or arrangements, in each case, whether written or unwritten and whether or not subject to ERISA which are maintained, administered or contributed to by any Acquired Company for the benefit of current or former employees, Contractors (as such term is defined below) or directors of any of the Acquired Companies or with respect to which any of the Acquired Companies has any direct or indirect, actual or contingent obligation or liability (collectively, the “Benefit Plans”).

(b)                                 Correct and complete copies of the following documents with respect to each of the Benefit Plans have been delivered or made available to Parent by the Acquired Companies to the extent applicable: (i) any plans, sub-plans and related trust documents, insurance contracts or other funding arrangements, and all amendments thereto, (ii) the three most recent Forms 5500 and all schedules thereto, (iii) the three most recent actuarial report, if any, (iv) the most recent IRS determination or opinion letter, (v) the most recent summary plan descriptions required under ERISA with respect to any Benefit Plans, (vi) all material communications provided to participants since January 1, 2013, (vii) written summaries of all unwritten Benefit Plans and (viii) all material correspondence within the past three years to or from any Governmental Body relating to any Benefit Plan.

(c)                                  The Benefit Plans have been established, administered and maintained, in all material respects, in accordance with their terms and with all provisions of applicable Laws. Each Acquired Company has performed all obligations required to be performed by it under, is not in any respect in default under or in violation of, and has no knowledge of any default or violation by any party to, any Benefit Plan. Each Benefit Plan that constitutes a “nonqualified deferred compensation plan” (as defined in and subject to Section 409A(d)(1) of the Code and applicable regulations) has been established, administered and maintained substantially in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder. As of the date of this Agreement, all contributions and premium payments required to have been made under the terms of any of the Benefit Plans or by applicable Law have been timely made or accrued on the financial statements of the Company as of the date of such financial statements.

(d)                                 Each Benefit Plan that is intended to be tax qualified under Section 401(a) of the Code either is covered by or has pending an application for a favorable determination or opinion letter from the IRS, and any Benefit Plan trusts intended to be exempt from U.S. federal income taxation under Section 501(a) of the Code are so exempt. To the Knowledge of the Acquired Companies, there are no facts or circumstances that would reasonably be expected to cause the loss of such qualification or exemption, or the imposition of any material liability, penalty or Tax under ERISA or the Code.

(e)                                  No Benefit Plan is, and neither the Acquired Companies nor any of their respective ERISA Affiliates sponsors, maintains or contributes to or has ever sponsored, maintained, contributed to or has any liability (whether actual or contingent) in respect of (i) any defined benefit pension plan (as defined in and subject to Section 3(35) of ERISA), (ii) any pension plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, (iii) any multiple employer plan (as defined in and subject to Section 413(c) of ERISA), (iv) any “multiemployer plan,” as defined in Section 3(37) of ERISA, or (v) any multiple employer welfare arrangement (within the meaning of and subject to Section 3(4) of ERISA). None of the Benefit Plans provide for, and the Acquired Companies have not incurred any current or projected liability in respect of, post-employment life, health or welfare coverage for any current or former employee, consultant, independent Contractor or director or any beneficiary thereof, except as may be required under Part 6 of the Subtitle B of Title I of ERISA, or similar state Laws.

(f)                                   There are no proceedings, investigations, audits or claims now pending or, to the Company’s Knowledge, threatened against any of the Acquired Companies in respect of any Benefit Plans and there are no matters under discussion, audit or appeal with any Governmental Body relating to any Benefit Plans, nor has any of the Acquired Companies received any notice from any Governmental Body that it intends to conduct such audit or investigation. With respect to each Benefit Plan, (i) no breaches of fiduciary duty or other failures to act or comply in connection with the administration or investment of the assets of an Employee Plan in connection with which any Acquired Company or any Benefit Plan fiduciary could reasonably be expected to incur a liability have occurred; and (ii) no nonexempt prohibited transaction within the meaning of Section 406 of ERISA or Section 4975 of the Code has occurred.

(g)                                  All Company Options have been appropriately authorized by the Board of Directors of the Company or an appropriate committee thereof as of the applicable date of grant. All Company Options have an exercise price that has never been and is not less than the fair market value of the Company Shares on the date the option was granted or materially modified (within the meaning of United States Treasury Regulation §1.409A-1(b)(5)(vi)(B)).

(h)                                 The obligations of all Benefit Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers. No Benefit Plan is maintained through a human resources and benefits outsourcing entity, professional employer organization, or other similar vendor or provider.

(i)                                     No Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code.

3.17                        Labor.

(a)                                 Part 3.17(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all employees of the Acquired Companies, and includes each employee’s name, position and title, work location, date of hire, status, actual scope of employment (e.g., full or part-time or temporary), overtime classification (e.g., exempt or non-exempt), prior notice entitlement, salary and any other compensation and benefits payable, maintained or contributed to or with respect to which any potential liability is borne by the Acquired Companies (whether now or in the future) to each of the listed employees and including but not limited to the following entitlements: bonus (including type of bonus, calculation method and amounts received in 2013 and 2014), deferred compensation, commissions (including calculation method and amounts received in 2013 and 2014), overtime payment, vacation entitlement and accrued vacation, travel entitlement (e.g. travel pay, car, leased car arrangement and car maintenance payments), sick leave entitlement and accrual, shares and any other incentive payments, recuperation pay entitlement and accrual, pension arrangement and/or any other provident fund (including managers’ insurance and further education fund), their respective contribution rates and the salary basis for such contributions, whether such employee, is subject to Section 14 Arrangement under the Israeli Severance Pay Law - 1963 (“Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of his employment and on the basis of his entire salary), last compensation increase to date including the amount thereof, and whether the employee is on leave (and if so, the category of leave, the date on which such leave commenced and the date of expected return to work). No employee of the Acquired Companies is entitled to any benefits, entitlement or compensation that is not listed in Part 3.17(a) of the Company Disclosure Schedule. The Acquired Companies have not made any promises or commitments to any of their current or former employees (with respect to former employees, to the extent this promise or commitment is outstanding on the date of the Agreement), whether in writing or not, with respect to any future changes or additions to their compensation or benefits. None of the Acquired Companies employs any employee who is not a resident of country of such Acquired Company or any employee who is in relocation and none of Acquired Companies’ employees is working in a client’s site.

(b)                                 Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, the employees of the Acquired Companies are not entitled to any payment or benefit that may be reclassified as part of their determining salary for any purpose, including for calculating any social contributions. Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, the employment of each of the employees of the Acquired Companies is terminable with no more than one month prior notice and with respect to employees of the Acquired Companies in the United States without a prior notice. All of the employees of the Acquired Companies in the United States are “at will” employees.

(c)                                  Details of any Person who has accepted an offer of employment made by any of the Acquired Companies but whose employment has not yet started and any employee who was provided with or who received a notice of termination of his or her employment since January 1, 2015 are contained in Part 3.17(c) of the Company Disclosure Schedule. Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, no Key Employee of any of the Acquired Companies has been dismissed in the last twelve (12) months prior to the signing date of this Agreement or has informed any Acquired Company of his or her intention to terminate employment with any Acquired Company.

(d)                                 None of the Acquired Companies are or have been a party to any collective bargaining agreement, or other Contract or arrangement with a labor union, trade union or other organization or body involving any of its employees or employee representatives, or is otherwise required (under any Law, under any Contract or otherwise) to provide benefits or working conditions under any of the foregoing. Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, none of the Acquired Companies are or have been a member of any employers’ association or organization. Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, none of the Acquired Companies have paid, are or have been required to pay and has been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization. Except for extension orders which generally apply to all employees or to all employees in the Company’s sector in Israel, no extension orders apply to any of the Acquired Companies and no employee of the Acquired Companies benefits from any such extension orders. There are no and have never been any labor organizations representing, and to the Knowledge of the Acquired Companies there are no labor organizations purporting to represent or seeking to represent any employees of the Acquired Companies, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Acquired Companies, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal. None of the Acquired Companies has Knowledge of any union organizing activities or proceedings of any labor union to organize any employees of the Acquired Companies. None of the Acquired Companies is engaged, or have ever been engaged in any unfair labor practice of any nature. None of the Acquired Companies are experiencing or have experienced any strike, slowdown, work stoppage, lockout, job action or threat thereof, or question concerning representation, by or with respect to any of the employees of the Acquired Companies.

(e)                                  There are no complaints, charges or claims against any of the Acquired Companies pending or, to the Knowledge of the Company, threatened with any Governmental Body or based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by any of the Acquired Companies, of any individual. The Acquired Companies have been in compliance in all material respects with all Laws relating to employees, employment and labor issues, including, but not limited to: all such Laws relating to wages, hours, overtime and overtime payment, working during rest days, social benefits contributions, severance pay, termination of employment, engaging employees through services providers in accordance with the Israeli Law for Strengthening the Enforcement of Labor Laws-2011, the Manpower Contractors Law — 1996, the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, immigration, privacy issues, fringe benefits, employment practices, recruitment of employees, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax. There has been no “mass layoff” or “plant closing” (as defined by WARN) with respect to the any of the Acquired Companies within the three (3) years prior to the signing of this Agreement.

(f)                                   Part 3.17(f) of the Company Disclosure Schedule sets forth a true and complete list of all present independent contractors and consultants (“Contractors”) to the Acquired Companies, and includes each Contractor’s name, date of commencement, and rate of all regular compensation and benefits, bonus or any other compensation payable. All Contractors can be terminated on notice of thirty days or less to the Contractor. All Contractors are and were rightly classified as independent contractors and would not reasonably be expected to be reclassified by any Governmental Body as employees of the Acquired Companies, for any propose whatsoever. According to the Contractors agreements with any of the Acquired Companies, no Contractor is entitled to any rights under the applicable labor Laws. All Contractors have received all their rights to which they are and were entitled to according to any applicable Law or Contract with the Acquired Companies. Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, neither of the Acquired Companies are engaged with any personnel through manpower agencies.

(g)                                  No Acquired Company has any unsatisfied obligations of any nature to any of their former employees or Contractors, and their termination was in material compliance with all applicable Laws and Contracts.

(h)           All employees of the Acquired Companies have executed the Acquired Companies (as applicable) standard employment agreement and standard restrictive covenants’ agreement. The Acquired Companies have made available to Parent: (i) accurate and complete copies of all such standard agreements; (ii) accurate and complete copies of all employee manuals, handbooks, policies and guidelines with regard to engagement terms and procedures and other material documents relating to the engagement of the employees and Contractors of the Acquired Companies; (iii) a written summary of all unwritten policies, practices and customs in the Acquired Companies; (iv) accurate and complete copies of all the employment agreements with the Key Employees.

(i)            None of the Acquired Companies is liable for any payment to any trust or other fund or to any Governmental Body, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business, consistent with past practice). There are no pending claims against any of the Acquired Companies under any workers’ compensation plan or policy or for short or long term disability.

(j)            To the Knowledge of the Company, no employee of the Acquired Companies: (i) has notified the Acquired Companies that he/she received an offer to join a business that may be competitive with the business of the Acquired Companies; or (ii) is in violation of any term of any employment Contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by any of the Acquired Companies because of the nature of the business of the Acquired Companies or to the use of trade secrets or proprietary information of others.

(k)           Without derogating from any of the above representations, the Acquired Companies liability towards the employees regarding severance pay, accrued vacation and contributions to all Benefit Plans is fully funded or, if not required by any source to be fully funded, is accrued on the financial statements as of the date of such financial statements. Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding all former and current employees employed according to Israeli Law, based on their full salaries and from their commencement date of employment. All amounts that the Acquired Companies are legally or contractually required to either (A) deduct from employees’ salaries and any other compensation or benefit or to transfer to such employees’ Benefit Plan; or (B) withhold from employees’ salaries and any other compensation or benefit and to pay to any Person as required by any applicable Law and/or Contract, in either case, have been duly deducted, transferred, withheld and paid and the Acquired Companies do not have any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice).

(l)            Except as set forth in  Part 3.17(a) of the Company Disclosure Schedule, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will: (i) result in or increase the amount of any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, benefits or obligation to fund benefits with respect to any current or former employee, Contractor, director or other service provider of any Acquired Company; (ii) create or otherwise result in any liability with respect to any Benefit Plan; or (iii) result in any obligation to pay any current or former directors, officers, employees and Contractors, severance pay or termination, retention or any other benefits or payments.

3.18        Environmental Matters. Each of the Acquired Companies: (i) is in material compliance with all applicable Environmental Laws; (ii) possesses all material permits and other Governmental Authorizations required under applicable Environmental Laws, and is in compliance in all material respects with the terms and requirements of such Governmental Authorizations. None of the Acquired Companies has received since January 1, 2013 any notice asserting that any of the Acquired Companies is or was not in compliance with or violation of any Environmental Law, or any liability or potential liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Law. None of the Acquired Companies has generated, used, handled, stored, disposed of or released any Hazardous Substance at or from any property that the Acquired Companies own, lease, control or operate in violation of any Environmental Law or in a manner which has given or would be reasonably expected to give rise to any liabilities or investigatory, corrective or remedial obligations pursuant to Environmental Laws. None of the Acquired Companies is a party to or is the subject of any pending, or to the knowledge of the Company threatened, Legal Proceeding alleging any material liability or responsibility under or noncompliance with any Environmental Law.

3.19        Insurance. Part 3.19 of the Company Disclosure Schedule contains a complete and accurate list of all insurance policies and all self-insurance programs and arrangements relating to the business, assets, employees and operations of the respective Acquired Companies (other than Acquired Company Benefit Plans). Copies of each of such insurance policies have been made available to Parent. Each of such insurance policies is in full force and effect, all premiums due and payable thereon have been paid, and the Company has reasonably determined that the dollar amounts and scope of coverage of such insurance policies (i) are adequate for the business engaged in by the Acquired Companies and (ii) comply with the applicable requirements of all Acquired Company Contracts and Legal Requirements. Since January 1, 2013, none of the Acquired Companies has received any notice or other communication regarding (a) cancellation or invalidation of any insurance policy, (b) refusal of any coverage or rejection of any material claim under any insurance policy, or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy. Except as set forth in Part 3.19 of the Company Disclosure Schedule, there is no pending workers’ compensation claim or other claim under or based upon any insurance policy of any of the Acquired Companies.

3.20        Transactions with Affiliates; Potential Conflicts of Interest.

(a)           Since January 1, 2013, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Part 3.20(a) of the Company Disclosure Schedule identifies each Person who is an “affiliate” (as that term is used in Rule 145 under the Securities Act) of the Company as of the date of this Agreement. Each transaction between any Acquired Company and any affiliate of such Acquired Company has been properly authorized and approved in accordance with the Israeli Companies Law and any other applicable Legal Requirement.

(b)           To the Knowledge of the Company, except as set forth in Part 3.20(b) of the Company Disclosure Schedule, no officer or director of any of the Acquired Companies, and no other Person that owns (beneficially or of record) more than 5% of the outstanding shares of any of the Acquired Companies, and no affiliate or relative of any such officer, director or other Person: (i) owns, directly or indirectly, any interest in, or is an officer, director, employee or consultant of, any Person that is a competitor, lessor, lessee, licensor, licensee, customer or supplier of or to any of the Acquired Companies (excluding any interest in any publicly traded company that does not exceed 1%); (ii) owns, directly or indirectly, in whole or in part, any Acquired Company IP or any other property that any of the Acquired Companies is using or the use of which is necessary for the business of any of the Acquired Companies; (iii) has any claim, charge, action or cause of action against any of the Acquired Companies, except for any unasserted claims for accrued vacation pay, any unasserted claims for accrued benefits under Acquired Company Benefit Plans and any unasserted claims for compensation not yet payable and expense reimbursements not yet due; (iv) has received or may have a right to receive, from any of the Acquired Companies, any payment of any commission, fee or other amount (other than employment compensation or director fees); or (v) owes any money to, or is owed any money by, any of the Acquired Companies (other than, with respect to current officers and directors whose rumination was disclosed following January 1, 2014 in the Acquired Company Reporting Documents, employment compensation or director fees).

3.21        Legal Proceedings; Orders.

(a)           There is no pending Legal Proceeding, and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other transactions contemplated by this Agreement. To the Knowledge of the Company, no claim or dispute  exists that will, or that would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceedings.

(b)           There is no order, writ, injunction, judgment or decree to which any of the Acquired Companies, or any of the material assets owned or used by any of the Acquired Companies, is subject. To the Knowledge of the Company, no director or officer of any of the Acquired Companies is subject to any order, writ, injunction, judgment or decree that prohibits such director, officer or other employee from being employed or engaged by the Acquired Companies or in or continuing any conduct, activity or practice relating to the business of the Acquired Companies or to any material assets owned or used by the Acquired Companies.

3.22        Products.

(a)           Part 3.22(a) of the Company Disclosure Schedule accurately identifies as of the date of this Agreement each Acquired Company Product that generated more than $1,000,000 in revenues to the Acquired Companies in 2013, 2014 or in the six months ended June 30, 2015.

(b)           Except as set forth in Part 3.22(b) of the Company Disclosure Schedule, each Acquired Company Product conforms (i) and complies in all material respects with the terms and requirements of any applicable Company warranty or other Contract and with all applicable Legal Requirements and published specifications and (ii) was free of any bug, virus, design defect or other defect or deficiency at the time it was sold, licensed or otherwise made available, other than any immaterial defect that would not adversely affect in any material respect such Acquired Company Product or the operation or performance thereof.

(c)           Part 3.22(c) of the Company Disclosure Schedule contains an accurate and complete copy of the most recent “bug list” with respect to each Acquired Company Product. Assuming the Acquired Company Products are used in the manner in which they are intended to be used, none of the Acquired Company Products contains any code that would reasonably be expected to (A) materially disrupt, disable, harm or otherwise impede in any manner the operation of a computer program or a computer system or the equipment on which such code resides, or (B) materially damage or destroy any data or files residing on a computer or computer system, or compromise the privacy or data security of a user, without the consent of the user of such computer or computer system (“Malicious Code”). Each Acquired Company implements commercially reasonable measures designed to prevent the introduction of Malicious Code into Acquired Company Products.

(d)           Except as set forth in Part 3.22(d) of the Company Disclosure Schedule, no customer or other Person has asserted or threatened to assert, since January 1, 2013, any material claim against any of the Acquired Companies under or based upon any warranty relating to any Acquired Company Product. To the Knowledge of the Company, no event has occurred that would reasonably be excepted, with or without notice or lapse of time, directly or indirectly give rise to the assertion of any such claim.

3.23        Authority; Binding Nature of Agreements. The Company has all required corporate right, power and authority to enter into, execute, deliver this Agreement, to perform its covenants and obligations hereunder and, subject to obtaining the Required Company Shareholder Vote and the Required Regulatory Approvals, to consummate the Merger and all other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.24        Board; Vote Required.

(a)           At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of Israeli Companies Law and the Charter Documents, the Company Board has unanimously (i) determined that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) authorized and approved the execution, delivery and performance of this Agreement, the Merger and the other Transactions, and (iii) resolved to recommend that the

Company’s shareholders vote for the approval of this Agreement, the Merger and the other Transactions. To the extent required under applicable Law, the applicable committee of the Company Board has approved this Agreement and the Merger and the other Transactions prior to the aforesaid approval of the Company Board.  No additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the transactions contemplated hereby, including the Merger, other than obtaining the Required Company Shareholder Vote.

(b)           The affirmative vote of 75% of the voting power of the Company present and voting at the Company General Meeting (the “Required Company Shareholder Vote”) is the only vote of the holders of any shares of the Company necessary to approve this Agreement, the Merger and the other Transactions. The quorum required for the Company General Meeting is two or more shareholders present in person or by proxy and holding shares conferring in the aggregate more than 50% of the voting power of the Company, and, in the case of an adjourned meeting, any two shareholders of the Company present in person or by proxy. No vote or approval of (i) any creditor of any of the Acquired Companies, (ii) any holder of any option granted by any of the Acquired Companies, or (iii) any shareholder of any of the Company’s Subsidiaries is necessary in order to approve or permit the consummation of the Merger.

3.25        Non-Contravention; Consents. Assuming the receipt of the Consents set forth in Part 3.26 of the Company Disclosure Schedule, neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) the consummation of the Merger, will directly or indirectly (with or without notice or lapse of time):

(a)           contravene, conflict with or result in a violation of (i) any of the provisions of the memorandum of association, articles of association or other charter or organizational documents of any of the Acquired Companies, or (ii) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of any of the Acquired Companies;

(b)           contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject;

(c)           contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy or require any refund or recapture with respect to, any Governmental Grant, or any benefit provided or available under any Governmental Grant, or other Governmental Authorization that is held by any of the Acquired Companies or that otherwise relates to the business of any of the Acquired Companies or to any of the assets owned or used by any of the Acquired Companies;

(d)           contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Acquired Company Contract (other than an Excluded Contract), or give any Person the right to (i) declare a default or exercise any remedy under any Acquired Company Contract, (ii) receive or require a rebate, chargeback, penalty or change in delivery schedule under any Acquired Company Contract, (iii) accelerate the maturity or performance or any rights or obligations of any Acquired Company Contract or (iv) cancel, terminate or modify any term of Acquired Company Contract;

(e)           result in the imposition, creation or crystallization of any Encumbrance or license upon or with respect to any asset owned or used by any of the Acquired Companies, except for Permitted Liens; or

(f)            result in, or increase the likelihood of, (i) the disclosure, release or delivery to any escrow holder, trustee or other Person of any source code of the Acquired Company Products or (ii) the transfer of any material asset of any of the Acquired Companies to any Person.

Except as may be required by the Exchange Act, the Israeli Securities Law, Israeli Companies Law, Section 721 of the Defense Production Act,  FINRA, the TASE and NASDAQ, and except as set forth in Part 3.1 of the Company Disclosure Schedule, none of the Acquired Companies was, is or will be required to make any delivery to or filing with or give any notice to, or to obtain any Consent from, any Person in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement or (y) the consummation of the Merger and any of the other transactions contemplated by this Agreement.

3.26        Fairness Opinion. Prior to the execution of this Agreement, the Company Board has received the written opinion of Barclays Capital Inc., financial advisor to the Company (the “Company Financial Advisor”), dated the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the qualifications, limitations and assumptions set forth therein, from a financial point of view, the consideration to be offered to the shareholders of the Company in the Merger is fair to the shareholders of the Company and such opinion has not been withdrawn or modified. The Company will make an accurate and complete copy of said written opinion available to Parent concurrently with the execution of the Agreement. The Company has been authorized by the Company Financial Advisor to permit the inclusion of such opinion in its entirety in the Proxy Statement.

3.27        Financial Advisors; Transaction Expenses.

(a)           Except for the Company Financial Advisor, no broker, finder, financial advisor or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of any of the Acquired Companies. The Company has made available to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid to or may become payable and all indemnification and other agreements related to the engagement of the Company Financial Advisor.

(b)           Part 3.27(b) of the Company Disclosure Schedule sets forth the Company’s current reasonable estimate of the Transaction Expenses to be paid through the Closing.

3.28        No Ownership of Parent Ordinary Shares. None of the Acquired Companies owns, beneficially or of record, any Parent Ordinary Shares.

3.29        Export Compliance. The Acquired Companies have not nor have any director, officer, agent, employee or other Person acting on behalf of the Acquired Companies  violated or failed to comply in any material respect with any applicable Law related to the export or reexport of goods (including products, software and technology), services and Know-how, including the Laws of (a) the Office of Foreign Assets Control in the United States Department of the Treasury, the United States Department of Commerce, (b) any other United States Governmental Body, including the Arms Export Control Act, the Trading with the Enemy Act, the International Emergency Economic Powers Act, the Export Administration Act, the 1930 Tariff Act, the Export Administration Regulations, the International Traffic in Arms Regulations or (c) any Israeli Law and regulation hereunder including the Defense Export Control Law -2007, the Law Governing the Control of Commodities and Services — 1957, the Order Regarding the Engagement in Encryption Items — 1974; the Declaration Governing the Control of Commodities and Services (Engagement in Encryption Items) (Amendment) — 1998; the Import And Export Order (Control Of Dual-Purpose Goods, Services And Technology Exports), 2006; Trading With The Enemy Ordinance, 1939, or (d) any other national government that pertain to the Acquired Companies and the Business. None of the Acquired Company Products or the Acquired Company Technology has any encryption means, or devices, or any other encrypted application. The Acquired Companies have not acquired (directly or indirectly through a nominee or representative) or developed any Technology which may be regulated under any export control regime or under any Law, including any Technology and/or patent that has been purchased from others.

3.30        Full Disclosure.

None of the information supplied or to be supplied by or on behalf of any of the Acquired Companies for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is mailed to the shareholders of the Company or at the time of the Company General Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. The Proxy Statement shall comply as to form in all material respects with the requirements of all applicable Laws.

Section 4.                                           Representations and Warranties of Parent and Merger Sub.

Each of Parent and Merger Sub hereby represents and warrants to the Company that:

4.1          Corporate Organization.

(a)           Parent is a public company duly organized and validly existing under the laws of the State of Israel and Merger Sub is a company duly organized and validly existing under the laws of the State of Israel. No proceedings have been commenced to strike Parent or Merger Sub from the Registry of Companies maintained by the Companies Registrar. Each of Parent and Merger Sub has all necessary power and authority, and possesses all material governmental franchises, licenses, permits, authorizations and approvals necessary to enable it: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own, lease, use or otherwise hold its properties and assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b)           Each of Parent and Merger Sub is qualified to do business as a foreign corporation, and is in good standing (in those jurisdictions where such concept is recognized), under the laws of all jurisdictions where the nature of its business requires such qualification, except in each case where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Parent and Merger Sub.

4.2          Authority; Binding Nature of Agreement. Each of Parent and Merger Sub has the right, power and authority to enter into and to perform its obligations under this Agreement. At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of Israeli Companies Law and Parent’s charter documents, the Board of Directors of Parent has unanimously authorized and approved the execution, delivery and performance of this Agreement by Parent, and the Merger and the other Transactions. At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of Israeli Companies Law and its charter documents, each of the Board of Directors of Merger Sub and the Board of Directors of Parent has unanimously (i) determined that this Agreement, the Merger and the other Transactions are fair to, and in the best interests of, Merger Sub and Parent, as Merger Sub’s sole shareholder, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement, the Merger and the other Transactions, and (iii) resolved to recommend that Parent, as Merger Sub’s sole shareholder, vote for the approval of this Agreement, the Merger and the other Transactions. Parent, as the sole shareholder of Merger Sub, approved this Agreement, the Merger and the other Transactions. This Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3          No Shareholder Vote Required. No vote of the holders of any class or series of Parent’s share capital is necessary to approve the Merger.

4.4          Non-Contravention; Consents. Neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement by Parent and Merger Sub, nor (2) the consummation of the Merger by Merger Sub, will directly or indirectly (with or without notice or lapse of time):

(a)           contravene, conflict with or result in a violation of (i) any of the provisions of the memorandum of association and articles of association and other charter and organizational documents of Parent or Merger Sub, or (ii) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of Parent or Merger Sub; or

(b)           assuming the receipt of the Consents set forth in Part 3.26 of the Company Disclosure Schedule, contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Merger or to exercise any remedy or obtain any relief under, (i) any Legal Requirement, or (ii) any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject.

Except as may be required by the Exchange Act, the Israeli Securities Law, Israeli Companies Law, Section 721 of the Defense Production Act, FINRA, the TASE or the rules and regulations of NASDAQ, Parent and Merger Sub are not required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement by Parent and Merger Sub or (y) the consummation of the Merger and any of the other transactions contemplated by this Agreement by Parent or Merger Sub.

4.5          Merger Sub. All of the outstanding share capital of Merger Sub is owned directly by Parent. Merger Sub is a newly formed entity with no liabilities other than those liabilities that may be owed to Parent or pursuant to the terms of this Agreement.

4.6          Broker. Except for J.P. Morgan Securities LLC, no broker, finder, financial advisor or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent and Merger Sub.

4.7          No Ownership of Company Shares. Neither Parent nor any Person referred to in Section 320(c) of the Israeli Companies Law with respect to Parent and Merger Sub owns any Company Shares.

4.8          Financing. Parent currently has binding funding commitments, and at the Effective Time, Parent and Merger Sub will have the funds necessary to satisfy all of Parent’s and Merger Sub’s obligations under this Agreement, including to pay all amounts payable pursuant to Section 2.4 and to pay all fees and expenses in connection therewith (including cash available from providers of finance and any Affiliates of Parent). Parent’s and Merger Sub’s obligations hereunder are not subject to a condition regarding Parent’s or Merger Sub’s obtaining funds to consummate the Merger.

4.9          Proxy Statement. The information supplied in writing by Parent and Merger Sub expressly for inclusion in the Proxy Statement, if any, shall not, as of the date first mailed to the shareholders of the Company, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

4.10        Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending or to the knowledge of Parent or Merger Sub, threatened in writing against Parent or Merger Sub, or any property or asset of Parent or Merger Sub, that, individually or in the aggregate, would prevent the consummation of the Merger. Neither Parent nor Merger Sub nor any property or asset of Parent or Merger Sub is subject to any order issued by a Governmental Body that would prevent the consummation of the Merger.

Section 5.                                           Certain Covenants of the Company and Parent.

5.1          Access and Investigation. During the period from the date of this Agreement through the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), subject to applicable Legal Requirements and antitrust laws, data privacy/protection Legal Requirements and regulations relating to the exchange of information, the Company shall, and shall cause the Representatives of the Acquired Companies to: (i) provide Parent and Parent’s Representatives with reasonable access during normal business hours upon reasonable advance notice to the respective Representatives, personnel and assets of the Acquired Companies and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies; and (ii) make available to Parent and Parent’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Companies, and with such additional financial, operating and other data and information regarding the Acquired Companies, as Parent may reasonably request. Without limiting the generality of the foregoing, during the Pre-Closing Period, subject to applicable antitrust laws and regulations relating to the exchange of information, the Company shall promptly provide Parent with copies of: (A) all material operating and financial reports prepared by the Company for the Company Board, including (1) copies of the unaudited monthly consolidated balance sheets of the Company and its consolidated subsidiaries and the related unaudited monthly consolidated statements of operations, statements of shareholders’ equity and statements of cash flows and (2) copies of any sales forecasts, marketing plans, development plans, discount reports, write-off reports, hiring reports and capital expenditure reports prepared for the Company Board; (B) any written materials or communications sent by or on behalf of the Company to its shareholders; (C) any material notice, document or other communication sent by or on behalf of any of the Acquired Companies to any party to any Acquired Company Contract (other Excluded Contracts) or sent to any of the Acquired Companies by any party to any Acquired Company Contract (other than Excluded Contracts and any communication that relates solely to commercial transactions between the Company and the other party to any such Acquired Company Contract and that is of the type sent in the ordinary course of business and consistent with past practices); (D) any notice, report or other document filed with or delivered or sent to any Governmental Body in connection with the Merger or any of the other transactions contemplated by this Agreement; and (E) any material notice, report or other document received by any of the Acquired Companies from any Governmental Body. Any review conducted pursuant to the access contemplated by this Section 5.1 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Acquired Companies or damage or destroy any material property or assets of the Acquired Companies.

5.2          Operation of the Company’s Business.

(a)           During the Pre-Closing Period: except as (A) set forth in Schedule 5.2, (B) contemplated or permitted by this Agreement or required by Legal Requirements, or (C) approved in writing (which shall include e-mail) by Parent (which approval shall not be unreasonably withheld or delayed), (i) the Company shall conduct, and shall ensure that each of the Acquired

Companies conducts, its business and operations in the ordinary course and in accordance with past practices; (ii) the Company shall preserve, and shall use commercially reasonable efforts to ensure that each of the Acquired Companies preserves, intact its current business organization, keeps available the services of its current officers and key employees and maintains its current relations consistent with prior business practices with all Significant Suppliers, Significant Customers, distributors, landlords, creditors, licensors, licensees, key employees and other Persons having contractual or other business relationships with the respective Acquired Companies; (iii) the Company shall timely pay, and shall use commercially reasonable efforts to ensure that each of the Acquired Companies timely pays, its debts and Taxes consistent with past practices and in compliance with all applicable terms and conditions, or laws and regulations; (iv) the Company shall collect, and shall use commercially reasonable efforts to ensure that each of the Acquired Companies collects, its receivables in the same manner and on the same terms as such receivables have historically been collected; (v) the Company shall promptly notify Parent of (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Merger or any of the other transactions contemplated by this Agreement, (B) any Legal Proceeding commenced or threatened against, relating to or involving or otherwise affecting any of the Acquired Companies that relates to the consummation of the Merger or any of the other transactions contemplated by this Agreement; and (vi) the inventory levels maintained by the Acquired Companies shall be kept in at a level consistent in the ordinary course and in accordance with past practice in light of the normal operating requirements of the Acquired Companies and shall be adequate for the conduct of the operations of the Acquired Companies. During the Pre-Closing Period, Parent shall promptly notify the Company of (A) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Merger or any of the other transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced or threatened against, relating to or involving or otherwise affecting Parent or Merger Sub that relates to the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(b)           During the Pre-Closing Period, except as (A) set forth in Schedule 5.2, or (B) contemplated or permitted by this Agreement or required by Legal Requirements, the Company shall not, without the prior written consent of Parent (which approval shall not be unreasonably withheld), and shall not permit any of the other Acquired Companies to:

(i)            declare, accrue, set aside or pay any dividend (whether in cash, stock or property or any combination thereof) or make any other distribution in respect of any shares or other securities, or repurchase, redeem or otherwise reacquire any shares or other securities;

(ii)           sell, issue, grant or authorize the sale, issuance or grant of (A) any shares or other securities, (B) any option, call, warrant or right to acquire any shares or other securities, or (C) any instrument convertible into or exchangeable for any shares or other securities, except that the Company may issue Company Shares upon the valid exercise of Company Options or the vesting of Company RSUs outstanding as of the date of this Agreement and identified in Part 3.3(b) of the Disclosure (the “Excluded Shares”) and may grant Company Compensatory Awards to employees hired prior to the date of this Agreement as set forth in Schedule 5.2(b)(ii)(B) (the “Excluded Awards”);

(iii)          file, amend or supplement any registration statement with respect to any shares or other securities;

(iv)          amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Share Plans or other incentive plans, any provision of any agreement evidencing any outstanding Company Compensatory Award, share option, restricted share or restricted share unit, or otherwise modify any of the terms of any outstanding Company Compensatory Award, option, restricted share unit, warrant or other security or any related Contract, except as otherwise specifically allowed in this Agreement;

(v)           amend or permit the adoption of any amendment to its memorandum of association or articles of association or other charter or organizational documents, or effect or become a party to any merger, consolidation, amalgamation, arrangement, share exchange, business combination, recapitalization, reclassification of shares, share split, division or subdivision of shares, share dividend, issuance of bonus shares, reverse share split, consolidation of shares or similar transaction;

(vi)          form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(vii)         transfer any assets to any Subsidiary, other than in the ordinary course of business consistent with past practice;

(viii)        make any capital expenditure in excess of US$200,000 individually or US$700,000 in the aggregate;

(ix)          enter into or become bound by, or permit any of the assets owned or used by it to become bound by or subject to, any Material Contract or Encumbrance (other than a Permitted Lien), or amend or terminate, or waive or exercise any material right or remedy under, any Material Contract, other than in the ordinary course of business consistent with past practice;

(x)           acquire, lease or license any right or other asset from any other Person or sell, transfer, pledge or otherwise dispose of, or lease or license, any right or other asset to any other Person, except in each case for immaterial assets acquired, leased, licensed, sold, transferred, pledged or disposed of by the Company in the ordinary course of business and consistent with past practices and any non-exclusive license of Acquired Company IP in the ordinary course of business consistent with past practice, or abandon, waive or relinquish any material right;

(xi)          fail to maintain, or allow to lapse, or abandon, including by failure to pay the required fees in any jurisdiction, any Intellectual Property Rights used in or otherwise material to the Business;

(xii)         other than consistent with past practice and in accordance with existing accounting policies, write down the value of any of its inventory, write off any receivables or otherwise revalue any of its assets;

(xiii)        lend money to any Person, or incur or guarantee any indebtedness for borrowed money, or have any issues, offerings, placements or arrangements of debt securities or commercial bank or other credit facilities, other than indebtedness to any Acquired Company in the ordinary course of business and consistent with past practice;

(xiv)        amend, in any material respect, terminate, establish or adopt any Benefit Plan or any plan, policy, arrangement or agreement that would be an Acquired Company Benefit Plan if in effect as of the date of this Agreement, forgive any loans to any of its directors, officers or employees, or except as may be required by applicable Law or the terms of any Acquired Company Benefit Plan or Contract as in effect prior to the date hereof that has been provided or made available to Parent prior to the date hereof pay or commit to pay any bonus, commission or other incentive payment or make any profit-sharing or similar payment to, or increase or commit to increase the amount of the wages, salary, commissions, fringe benefits or any other compensation or remuneration payable to, any of its directors, officers, employees or consultants;

(xv)         hire or terminate any employee, officer, director or other service provider, other than hiring or firing of employees or other service providers with total annual compensation not in excess of $150,000 per Person and in the ordinary course of business consistent with past practice;

(xvi)        except as required pursuant to a Benefit Plan in effect as of the date of this Agreement or Israeli law or other applicable Legal Requirement, make any severance or termination payment to any officer or other employee;

(xvii)       change any of its product return policies, product maintenance or support polices, service policies, product modification or upgrade policies, personnel policies or other business policies, other than in the ordinary course of business consistent with past practice, or any of its methods of accounting or accounting practices in any respect;

(xviii)      commence or settle any Legal Proceeding having an amount at issue of more than $100,000 individually or $250,000 in the aggregate;

(xix)        enter into any material transaction or take any other material action outside the ordinary course of business or inconsistent with past practices;

(xx)         call or convene any general or special meeting of the shareholders of the Company, other than the Company General Meeting; or

(xxi)        offer, agree or commit to take any of the actions described in clauses “(i)” through “(xx)” of this Section 5.2(b).

(c)           During the Pre-Closing Period, the Company shall promptly following such time as the Company has Knowledge of the occurrence of such event, notify Parent in writing of any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 7 or Section 8 impossible or unlikely or that has had a Material Adverse Effect on the Acquired Companies. Without limiting the generality of the foregoing, the Company shall promptly advise Parent in writing of any Legal Proceeding or material claim commenced or asserted against or with respect to any of the Acquired Companies that relates to the consummation of the Merger or any of the other transactions contemplated by this Agreement. No notification given to Parent pursuant to this Section 5.2(c) shall limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement.

5.3          Certain Tax Matters. During the Pre-Closing Period:

(a)           The Company and each of its Subsidiaries will promptly notify Parent of any suit, claim, action, investigation, proceeding or audit pending against or with respect to the Company or any of its Subsidiaries in respect of any material Tax and will not settle or compromise any such suit, claim, action, investigation, proceeding or audit or enter into any closing agreement without Parent’s prior written consent (which shall not be unreasonably withheld or delayed).

(b)           Except as required by an applicable Legal Requirement pertaining to Taxes or with Parent’s prior written consent (such consent not to be unreasonably withheld or delayed), none of the Company or any of its Subsidiaries will (i) make or change any Tax election, (ii) file any Tax Return or amended Tax Return , (iii) agree to any adjustment of any Tax attribute, (iv) change (or make a request to any taxing authority to change) any of its methods of reporting income or deductions for federal, state, local, Israeli or other non-Israeli income Tax purposes, (v) enter into any agreement with respect to Taxes or accelerate, settle or compromise any claim, notice, refund, liability, audit report or assessment in respect of Taxes in a material manner, or (vi) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

(c)           The Company and each of its Subsidiaries will retain all books, documents and records necessary for the preparation of Tax Returns and reports (including previously filed Tax Returns and reports).

5.4          No Solicitation.

(a)           The Company shall and shall cause the Acquired Companies and its and their respective Representatives to immediately cease any and all existing discussions, communications or negotiations with any Persons (other than Parent, Merger Sub and their Representatives) conducted heretofore with respect to, or any that would reasonably be expected to lead to, an Acquisition Proposal. The Company shall promptly (but in no event later than two (2) Business Days after the date of this Agreement) revoke, terminate or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or the Acquired Companies in connection with an Acquisition Proposal. The Company shall immediately demand that each Person which has heretofore executed a confidentiality agreement with it or any of its affiliates or any Acquired Company or any of their respective affiliates or Representatives pursuant to which the Company provided confidential information regarding the Acquired Companies after August 31, 2014 in connection with such Person’s consideration of a possible Acquisition Proposal to immediately return or destroy (and have such destruction certified in writing by such Person to the Company hereunder) all confidential information heretofore furnished by or on behalf of any Acquired Company or any of their respective affiliates or Representatives to such Person or any of such Person’s affiliates or Subsidiaries or any of such Person’s or such Person’s affiliates’ or Subsidiaries’ Representatives in connection with such Person’s consideration of a possible Acquisition Proposal.

(b)           Except as otherwise permitted by this Section 5.4, the Company agrees that none of the Acquired Companies shall, and it shall not authorize or permit the Acquired Companies’ Representatives to, directly or indirectly: (i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal or any offer, proposal, inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Transaction, (ii) participate in any discussions or negotiations regarding or relating to, or furnish to any Person any nonpublic information that would reasonably be expected to be used for the purposes of formulating or with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person relating to an Acquisition Proposal, except to notify such Person as to the existence of these provisions, (iv) approve, adopt, endorse or recommend to its shareholders or any other Person any Acquisition Proposal, (v) enter into any letter of intent or similar document or any agreement, commitment or understanding providing for or contemplating any Acquisition Proposal or a transaction contemplated thereby, or (vi) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of the Acquired Companies, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the Acquired Companies, in each such case that has made, submitted or announced, or would reasonably be expected to make, submit or announce, or with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist the making, submission or announcement of, an Acquisition Proposal. The Company agrees that any violation of the restrictions set forth in Section 5.4 by the Acquired Companies or any of their respective Representatives shall be deemed a breach of this Agreement by the Company.

(c)           Promptly, but in any event within twenty-four (24) hours, after receipt by the Company or any of the Acquired Companies of any Acquisition Proposal or any request for nonpublic information or inquiry which the Company reasonably believes would reasonably be expected to lead to an Acquisition Proposal, the Company shall provide Parent with written notice of the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry, the Company shall promptly (and with respect to any changes to any such Acquisition Proposal in any event no later than twenty-four (24) hours after the occurrence of such changes) keep Parent informed in all material respects of the status and details (including any amendments or proposed amendments (including any withdrawal thereof)) of any such Acquisition Proposal, request or inquiry.

(d)           If, in the absence of any violation of Sections 5.4(a) - (c), after the date hereof and prior to the Company General Meeting, (y) the Company receives an unsolicited, bona fide written Acquisition Proposal (for purposes of the procedures set forth in this Section 5.4(d), any Acquisition Proposal received prior to the date hereof and which is still outstanding as of the date hereof shall be deemed to have been received immediately after execution and delivery hereof and any amendment to the terms of an Acquisition Proposal shall constitute a new Acquisition Proposal) which constitutes or may constitute a Superior Proposal, and (z) the Company Board has concluded in good faith, based on the advice of its outside legal counsel, and after taking into account the legal, financial, fiduciary and other aspects of such unsolicited bona fide written Acquisition Proposal, that the failure to take some or all of the actions set forth in clause (i) or clause (ii) below with respect to such Acquisition Proposal would reasonably be expected to constitute a breach of its fiduciary obligations to the Company’s shareholders under the Israeli Companies Law and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the Company’s board of directors may also consider and act on the basis of Delaware Legal Requirements, the Company shall promptly, but in any event in less than twenty-four hours following the time of such conclusion (but in any event at least twenty-four hours prior to taking the actions set forth in (i) and (ii) below), provide to Parent written notice that shall state expressly (A) that it has received an Acquisition Proposal which constitutes or may constitute a Superior Proposal, (B) that the Company Board has made the conclusions set forth in clause (z) above and (C) the identity of the party making such Acquisition Proposal and the material terms and conditions of the Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof including any modifications thereto) (such notice, the “Superior Proposal Notice”) and may then take the following actions:

(i)            make available nonpublic information to the third party making such Acquisition Proposal, provided, that (x) prior to so making available, the Company receives from the third party an executed confidentiality agreement containing terms no more favorable to the third party than the terms under that certain agreement dated June 1, 2015 between the Company and Parent (the “Confidentiality Agreement”), and, (y) subject to applicable antitrust laws and regulations relating to the exchange of information, contemporaneously with making available any such nonpublic information to such third party, the Company makes available a copy of such nonpublic information to Parent hereunder (to the extent such nonpublic information has not been previously so made available); and

(ii)           engage in discussions and/or negotiations with the third party with respect to the Acquisition Proposal.

(e)           In response to the receipt of a Superior Proposal that has not been withdrawn and continues to constitute a Superior Proposal after compliance by the Company with this Section 5.4(e), the Company Board may (y) withhold or withdraw the Company Board Recommendation or (z) approve, adopt, endorse or recommend to its shareholders a Superior Proposal (any of the foregoing actions, whether by the Company Board or a committee thereof, a “Change of Recommendation”), only if all of the following conditions are met:

(i)            the Company General Meeting has not occurred;

(ii)           the Company Board has concluded in good faith, after effecting all required actions under subsection (iii) below and based on advice of its outside legal counsel, that, in light of such Superior Proposal, the failure of the board of directors to effect a Change of Recommendation would constitute a breach of its fiduciary obligations to its shareholders under the Israeli Companies Law and, in addition, in order to determine the appropriate standards that would apply to such fiduciary obligations, the Company’s board of directors may also consider and act on the basis of Delaware Legal Requirements; and

(iii)          the Company Board has (x) provided to Parent three Business Days’ prior written notice of its intent to effect a Change of Recommendation (which notice shall include reasonable details of the applicable Superior Proposal and the manner in which it intends to effect the Change of Recommendation), provided that such three Business Day period shall be extended for an additional three Business Days following each modification of the financial or other material terms of such Superior Proposal so long as the Company Board determines that such modified proposal continues to constitute a Superior Proposal, (y) subject to applicable antitrust laws and regulations relating to the exchange of information, made available to Parent all materials and information made available to the Person making the Superior Proposal in connection with such Superior Proposal, and (z) for such three (3) Business Day period (plus each applicable extension) following the delivery to Parent of such notice and the provision of the materials and information referred to in (y) above, if requested by Parent, the Company shall make its Representatives available to discuss with Parent’s Representatives any proposed revisions to the terms and conditions of this Agreement so that the Acquisition Proposal that constituted a Superior Proposal would no longer constitute a Superior Proposal.

(f)            Nothing contained in this Agreement shall be deemed to restrict the Company from making such disclosures as are necessary or required, based on the advice of the Company’s outside legal counsel, by Israeli or U.S. federal securities laws; provided that any such disclosure that constitutes a Change of Recommendation will be subject to the terms and conditions of this Agreement, including the provisions of Section 9.

(g)           The Company shall not, and shall cause the Acquired Companies and its and their respective Representatives not to, enter into any Contract with any Person that would restrict the Company’s ability to provide to Parent the information described in Section 5.4(c), and neither the Company nor any of the Acquired Companies is currently party to or bound by any Contract that prohibits the Company from providing the information described in Section 5.4(c) to Parent.  The Company shall not, and shall cause the Acquired Companies not to, terminate, waive, amend or modify, or grant permission under, or fail to enforce, any standstill, non-compete, non-solicitation or confidentiality provision in any Contract to which it or any of the Acquired Companies are or become a party relating to an Acquisition Proposal (other than any such Contract with Parent or Merger Sub).

5.5          Employee Matters.

(a)           Parent hereby acknowledges that the consummation of the transactions contemplated by this Agreement will be a “change of control” (or similar phrase) for purposes of all Company Share Plans, Benefit Plans and employment agreements, as applicable.

(b)           For a period of one year following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) provide each employee who was employed by the Company immediately prior to the Effective Time and continues to be employed by the Company throughout the Effective Time and thereafter by the Surviving

Company (“Continuing Employee”) with  employee benefits (excluding equity based benefits, but including allocations to provident funds and education funds) that are substantially comparable in the aggregate to the other employee benefits provided to such Continuing Employee immediately prior to the Effective Time. Nothing in the foregoing shall prevent the Surviving Company or any of its Subsidiaries from terminating the employment or amending the employment terms (including any existing policy) of any Continuing Employee at any time following the Effective Time.

(c)           To the extent that a Company Plan or Parent Plan is made available to any Continuing Employee on or following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation and sick leave accrual and severance pay entitlement); provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or employee benefits.  In addition, and without limiting the generality of the foregoing: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Plans to the extent coverage under any such Parent Plan replaces coverage under a comparable Company Plan in which such Continuing Employee participates immediately before the Effective Time; and (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any continuing employee, the Surviving Company shall make its best effort to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such Parent Plan to be waived for such continuing employee and his or her covered dependents, and the Surviving Company shall make its best effort to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Plan ending on the date such employee’s participation in the corresponding Parent Plan begins to be given full credit under such Parent Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Plan, and (iii) credit the accounts of such Continuing Employees under any Parent Plan which is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Company Plan.  Any vacation, sick leave or paid time off accrued but unused by a continuing employee as of immediately prior to the Effective Time shall be credited to such continuing employee following the Effective Time, and, subject to the last sentence of subsection (b) above, shall be subject to accrual limits or other forfeiture as were in the applicable Company Plan as of immediately prior to the Effective date.

(d)           No provision of this Agreement shall create any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by the Company, Parent, or its Affiliates or the Surviving Company or under any benefit plan which the Company, Parent or its Affiliates or the Surviving Company may maintain.

5.6          Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

5.7          Companies Registrar. The Company shall take all reasonable efforts to effect all necessary filings with the Companies Registrar for the purpose of updating the information with respect to each of the Acquired Companies.

Section 6.                                           Additional Covenants of the Parties.

6.1          Merger Proposal. As promptly as reasonably practicable after the execution and delivery of this Agreement, (a) the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) in the form of Exhibit A (the “Merger Proposal”) to be executed in accordance with Section 316 of the Israeli Companies Law and filed with the Companies Registrar, and (b) the Company shall call the Company General Meeting. Each of the Company and Merger Sub shall cause a copy of the Merger Proposal to be delivered to each of their secured creditors no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform its non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Israeli Companies Law. Promptly after the Company and Merger Sub shall have complied with the preceding sentence, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Israeli Companies Law, that notice was given to their respective creditors under Section 318 of the Israeli Companies Law. In addition to the above, each of the Company and, if applicable, Merger Sub, shall (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered offices or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in New York City, no later than three Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) in such other manner as may be required by applicable law and regulations; (ii) within four Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Israeli Companies Law) of which the Company or Merger Sub, as applicable, is aware, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in subsection (i) above; (iii) send to the “workers committee” or display in a prominent place at the Company’s premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(A) above), no later than three Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar; (iv) not later than two days after the date on which the approval of the Merger by the Company’s shareholders at the Company General Meeting is received, the Company shall (in accordance with Section 317(b) of Israeli Companies Law and the regulations thereunder) inform the Companies Registrar of such approval, and (v) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declares the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 6.1, “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the Israeli Companies Law.

6.2          Proxy Statement.

(a)           As promptly as practicable after the date of this Agreement, but in no event later than the earlier of fourteenth (14th) Business Day after the date hereof or prior to the filing or furnishing of any proxy statement in connection with any other Acquisition Transaction, the Company shall prepare the Proxy Statement and cause all required filings to be filed with the ISA and furnished to the SEC. The Company shall use all reasonable efforts (i) to cause the Proxy Statement to comply with all applicable Legal Requirements and (ii) to respond promptly to any comments of the SEC or its staff and any comments of the ISA or its staff. Prior to filing the Proxy Statement (or any amendment or modification thereto) with the ISA or the SEC, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall consider in good faith to include in such drafts, correspondence and filings all comments reasonably proposed by Parent, and (z) to the extent reasonably practicable and not prohibited under applicable Law, the Company and its outside legal counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the ISA, the SEC or NASDAQ, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby. If any event relating to any of the Acquired Companies occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then the Company shall promptly inform Parent thereof and the Company shall, in accordance with the procedures set forth in this Section 6.2 prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. The Company shall not include in the Proxy Statement any information with respect to Parent or its Affiliates, unless the form and content thereof shall have been consented to in writing by Parent prior to such inclusion and Parent agrees to provide any such information required to be so included under applicable Law.

(b)           Except in the case of a Change of Recommendation, the Company shall include in the Proxy Statement the Company Board Recommendation and a copy (in its entirety) of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Merger.

(c)           The Company shall use its reasonable commercial efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following its filing date.

6.3          Company General Meeting.

(a)           Immediately after the execution and delivery of this Agreement, but in no event later than the fifth (5th) Business Day after the date hereof, the Company shall take all action necessary or required under all applicable Legal Requirements to publish the notice of the Company’s shareholders meeting for voting upon the proposal to approve the Merger (the “Company General Meeting”). Subject to the notice requirements of the Israeli Companies Law and the Articles of Association of the Company, the Company General Meeting shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the date of this Agreement, but in any event no later than 35 days after the date of the notice to the Company General Meeting. The Company shall ensure that all proxies solicited in connection with the Company General Meeting are solicited in compliance with all applicable Legal Requirements and shall otherwise comply with all Legal Requirements applicable to such meeting. Except in the case of a Change of Recommendation, the Company shall not permit the adjournment or postponement of the Company General Meeting without the prior written consent of Parent; provided, however, that if Parent so requests, the Company shall adjourn or postpone the Company General Meeting for a period of up to 14 days. Once the Company has established a record date for the Company General Meeting, the Company shall not, except in the case of a Change of Recommendation,  change such record date or establish a different record date for the Company General Meeting without the prior written consent of Parent unless required to do so by applicable Law (including, in the event that the Company General Meeting is adjourned or postponed in accordance with this Section 6.3(a), by implementing such adjournment or postponement in such a way that the Company does not establish a new record date for the Company General Meeting, as so adjourned or postponed, to the extent permissible under applicable Law).

(b)           Subject to Section 5.4, the Proxy Statement shall include a statement to the effect that the Company Board recommends that the Company’s shareholders vote to approve this Agreement, the Merger and the other Transactions at the Company General Meeting (the recommendation of the Company Board that the Company’s shareholders vote to approve this Agreement, the Merger and the other Transactions being referred to as the “Company Board Recommendation”). Subject to Section 5.4, the Company Board Recommendation shall not be withdrawn, qualified or modified in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw, qualify or modify the Company Board Recommendation in a manner adverse to Parent shall be adopted.

(c)           The Company’s obligation to call, give notice of and hold the Company General Meeting in accordance with Section 6.3(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal. The Company agrees that, unless this Agreement has been terminated in accordance with Section 9.1, it shall not submit to the vote of the Company’s shareholders any Acquisition Proposal or Acquisition Transaction prior to the vote of the Company’s shareholders with respect to this Agreement and the Merger at the Company General Meeting; provided, however, that nothing shall, upon a Change of Recommendation, prohibit the Company from submitting the Merger and the Acquisition Proposal or Acquisition Transaction to the vote of the Company’s shareholders at the same general meeting of shareholders of the Company.

(d)           The Company shall, through the Company Board, use reasonable commercial efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement and to obtain the Required Company Shareholder Vote. The Company shall, upon the reasonable request of Parent, advise Parent on a daily basis on each of the last ten (10) Business Days prior to the date of the Company General Meeting (unless otherwise agreed to by Parent) as to the aggregate tally of proxies received by the Company with respect to the Required Company Shareholder Vote. In the event that Parent, or any Person referred to in Section 320(c) of the Israeli Companies Law shall cast any votes in respect of the Merger, Parent shall, and with respect to any Person, if Parent is aware of such vote it shall, prior to such vote, disclose to the Company the respective interests of Parent or such Person in such shares so voted.

6.4          Regulatory Approvals.

(a)           Each party to this Agreement shall use all commercially reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to or filed by such party with any Governmental Body with respect to the Merger, and to submit promptly any additional information requested by such Governmental Body. Without limiting the generality of the foregoing and subject to Section 6.8(b):

(i)            the Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any state attorney general or other Governmental Body in connection with antitrust or related matters; and

(ii)           the Company shall use all commercially reasonable efforts to obtain, as promptly as practicable after the date of this Agreement, the Consents set forth in Schedule 6.4(a)(ii), and any other Consents that may be required in connection with the Merger.

(b)           Each party to this Agreement shall (i) give the other parties prompt notice of the commencement of any investigation or Legal Proceeding by or before any Governmental Body with respect to this Agreement, the Merger or the other transactions contemplated hereby, or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Merger (“Transaction Litigation”), (ii) keep the other parties informed as to the status of any such investigation or Transaction Litigation and (iii) promptly inform the other parties of any communication to or from any Governmental Body regarding the Merger or any of the other transactions contemplated by this Agreement. The parties to this Agreement will consult and reasonably cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any investigation or Legal Proceeding relating to the Merger (including any Transaction Litigation); provided that, to the extent permissible under applicable law, Parent shall also have the right to participate in the defense of any such Transaction Litigation and the Company shall not settle any such litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). In addition, except as may be prohibited by any Governmental Body or by any investigation or Legal Requirement, in connection with any such investigation or Legal Proceeding under or relating to any antitrust or fair trade or merger control law, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference relating to any such investigation or Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Body in connection with any such investigation or Legal Proceeding.

(c)           As soon as practicable after the date of this Agreement, the parties shall prepare and prefile a joint voluntary notice pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950, 50 U.S.C. app. § 2170, as amended (“Exon-Florio”) with respect to the transaction contemplated by this Agreement.  No earlier than five Business Days thereafter, but as soon as practicable after the parties’ receipt of comments or other feedback from CFIUS on the prefiled notice, the parties shall formally file a joint voluntary notice pursuant to Exon-Florio with respect to the transaction contemplated by this Agreement. The parties shall provide CFIUS with any additional or supplemental information requested by CFIUS or its member agencies during the Exon-Florio review process that is reasonably available to the parties as promptly as practicable, and shall use commercially reasonable efforts to provide that information within the amount of time allowed by CFIUS.  The parties, in cooperation with each other, shall take all commercially reasonable steps advisable, necessary or desirable to finally and successfully complete the Exon-Florio review process as promptly as practicable.  Notwithstanding anything to the contrary contained in this Agreement, neither Parent nor Merger Sub shall, as a condition to receiving written confirmation by CFIUS that it has completed its review (or, if applicable, investigation) and determined that there are no unresolved national security concerns with respect to the transaction contemplated by this Agreement, be required to agree to sell, divest, dispose of or hold separate any material assets or businesses, or otherwise take or commit to take any action that could reasonably be expected to cause it to incur any material cost or expense.  Notwithstanding the immediately preceding sentence, to the extent requested by CFIUS, Parent shall, and shall cause any Affiliate of Parent designated by CFIUS to, become a party to the National Security Agreement, dated October 27, 2014, among the Company, Tilera Corporation (now known as EZchip Semiconductor, Inc.) and the U.S. Government, represented by the Department of Defense and the Office of Science and Technology Policy as lead agencies on behalf of CFIUS, or enter into a substantially similar agreement.

6.5          Company Compensatory Awards.

(a)           At the Effective Time by virtue of the Merger and without any action on the part of the holders thereof, each Company Option and Company RSU (each such award, a “Company Compensatory Award”) which is not vested and, as applicable, exercisable and that is outstanding immediately prior to the Effective Time (but excluding Company Compensatory Awards which vest and become exercisable as a result of the Merger) (each, a “Unvested Company Compensatory Award”), shall be assumed by Parent and converted automatically at the Effective Time into an option or, restricted share unit award, as the case may be, denominated in Parent Ordinary Shares and which has other terms and conditions substantially identical to those of the related Company Compensatory Award except that (i) the number of Parent Ordinary Shares subject to each such award shall be determined by multiplying the number of Company Shares subject to such Unvested Company Compensatory Award immediately prior to the Effective Time by a fraction (the “Award Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the average closing price of a Parent Ordinary Share on The Nasdaq Stock Market, Inc. over the five (5) trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded up to the nearest whole share) (the “Assumed Consideration”) and (ii) if applicable, the exercise or purchase price per Parent Ordinary Share (rounded downwards to the nearest whole cent) shall equal (x) the per share exercise or purchase price per Company Share otherwise purchasable pursuant to such Unvested Company Compensatory Award immediately prior to the Effective Time divided by (y) the Award Exchange Ratio; provided, however, that in no case shall the exchange of a Company Option be performed in a manner that is not in compliance with the applicable adjustment requirements of Section 424 and Section 409A of the Code. From and after the Effective Time, all Unvested Company Compensatory Awards shall no longer be outstanding and shall cease to exist, and each holder of an Unvested Company Compensatory Award shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Assumed Consideration payable hereunder. Notwithstanding the foregoing, nothing in this Section 6.5 shall restrict any holder of a Company Compensatory Award from exercising any vested portion of the Company Compensatory Award into Company Shares, at any time prior to the Effective Time.

(b)           At the Effective Time by virtue of the Merger and without any action on the part of the holder thereof, each Company Compensatory Award, which is vested and, as applicable, exercisable and that is outstanding immediately prior to the Effective Time (including Company Compensatory Awards of non-employee members of the Company Board and other holders of Company Compensatory Awards, which vest and become exercisable as a result of the Merger and the transactions contemplated by this Agreement, each a “Vested Company Compensatory Award”), shall, be canceled at the Effective Time and shall be converted automatically into the right to receive, an amount in cash, without interest thereon, determined by multiplying (1) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price (if any) of such Vested Company Compensatory Award, by (2) the number of Company Shares subject to such Vested Company Compensatory Award (the “Vested Award Consideration”). Payment of such Vested Award Consideration shall be subject to all applicable deductions and withholdings required by Law to be withheld in respect of such payment. From and after the Effective Time, all Vested Company Compensatory Awards shall no longer be outstanding and shall cease to exist, and each holder of a Vested Company Compensatory Award shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Vested Award Consideration payable hereunder. Notwithstanding the foregoing, if the exercise price per Company Share for any Vested Company Compensatory Award is equal to or greater than the Per Share Merger Consideration, such Vested Company Compensatory Award shall be canceled immediately prior to the Effective Time without payment of consideration. The amount of cash each holder of Vested Company Compensatory Award is entitled to receive for the Vested Company Compensatory Award held by such holder shall be rounded up to the nearest cent and computed after aggregating cash amounts for all Vested Company Compensatory Awards held by such holder.

(c)           The Company shall take all such actions as may be necessary to provide that following the Effective Time, no holder of a Company Compensatory Award or any participant in any Company Share Plan, or other Benefit Plan or employee benefit arrangement of the Company or under any employment agreement shall have any right hereunder to acquire any Company Shares, any interest in Company Shares (including any “phantom” stock or stock appreciation rights) or any other interest in the equity of the Acquired Companies, any of their Subsidiaries or the Surviving Company.

(d)           As soon as reasonably practicable following the date of this Agreement and in any event prior to the Effective Time, the Company Board (or, if appropriate, any committee administering the Company Share Plans) shall adopt such resolutions to effect the provisions of Section 6.5.

(e)           As soon as reasonably practicable after the execution of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants, in coordination with Parent and its advisors, to prepare and file with the Israel Tax Authority an application for a ruling in relation to the assumption by Parent of Company Compensatory Awards granted to Israeli employees, service providers and officers of the Company which will provide, among other things that: (i) the assumption of the Unvested Company Compensatory Awards will not result in a taxable event with respect to such Company Compensatory Awards pursuant to Section 3(i) of the Israeli Tax Ordinance or Section 102, and with respect to such Unvested Company Compensatory Awards subject to Section 102 that tax continuity shall apply including with regard to the requisite holding period which will be deemed to have begun at the time of the grant of Company Compensatory Awards and with regard to the classification of the gain; (ii) the payments made in respect to Shares issued upon exercise or vesting of Vested Company Compensatory Awards granted under the capital gains route of Section 102 and held by the Section 102 Trustee, shall not constitute a violation of Section 102 if deposited with the Section 102 Trustee and released only after the lapse of the minimum trust period required by Section 102 (the “102 Trust Period”); and (iii) Parent and anyone acting on its behalf shall be exempt from withholding tax in relation to any payments made to the Section 102 Trustee or the Paying Agent; (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Israeli Award Tax Ruling”). Each of Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Award Tax Ruling. Subject to the terms and conditions hereof, Company shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain the Israeli Award Tax Ruling, as promptly as practicable. To avoid doubt, the final text of the Award Tax Ruling or the Interim Award Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not unreasonably be withheld, conditioned or delayed. If the Israeli Award Tax Ruling is not granted prior to Closing, the Company shall seek to receive prior to the Closing an interim tax ruling confirming that Parent and anyone acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made to the Section 102 Trustee (the “Interim Award Ruling”). In the event that the Israeli Award Tax Ruling has not been received by the Closing, Parent shall delay the assumption of the Company Compensatory Awards held by Israeli residents until receipt of either the Israeli Award Tax Ruling or a separate confirmation from the Israel Tax Authority that the assumption will not constitute a tax event in Israel. In the event that the Israeli Award Tax Ruling has not been received within 180 days of the Closing, and unless otherwise instructed by the Israel Tax Authority, Parent will assume the Company Compensatory Awards as provided above and shall withhold any amount that may be required under law.

Parent shall take such actions as are necessary for the assumption of Unvested Company Compensatory Award at the Effective Time, including the reservation, issuance and listing of Purchaser Ordinary Shares, as is necessary to effectuate the transactions contemplated by Section 6.5(a). Parent shall prepare and file with the SEC a registration statement on Form S-8 (to the extent available) with respect to the Purchaser Ordinary Shares subject to such assumed Unvested Company Compensatory Award and shall have such registration statement declared effective as soon as reasonably practicable following the Effective Date (but not later than 10 Business Days following the Effective Date). Parent shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as the Company Compensatory Awards remain outstanding. In addition, Parent shall seek to obtain an exemption from the ISA in connection with the assumption of the Unvested Company Compensatory Award.

6.6          Tax Ruling. As soon as practicable following the date of this Agreement but in no event later than ten (10) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the Israel Tax Authority an application in form and substance reasonably acceptable to Parent for a ruling, in coordination with Parent and its advisors, that (i) with respect to non-Israeli residents (as defined in the Israeli Tax Ordinance or as will be determined by the Israel Tax Authority), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; and (ii) with respect to Israeli residents (as defined in the Israeli Tax Ordinance or as will be determined by the Israel Tax Authority) (other than Section 102 Shares) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”). Each of the Company and Parent shall cause its respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submission that may be necessary, proper or advisable to obtain the Withholding Tax Ruling. To the extent that prior to the Closing an interim Withholding Tax Ruling shall have been obtained, then all references herein to the Withholding Tax Ruling shall be deemed to refer to such interim ruling, until such time that a final definitive Withholding Tax Ruling is obtained.

6.7          Directors’ and Officers’ Indemnification and Insurance.

(a)           From and after the Effective Time, Parent shall cause the Surviving Company to fulfill and honor the obligations of the Company pursuant to any indemnification agreements listed in Part 6.7(a) of the Company Disclosure Schedule between the Company, on the one hand, and the officers and directors of the Company and the other Acquired Companies (collectively, the “Indemnified Persons”), on the other hand (the “Indemnification Agreements”), which agreements shall survive the Merger and continue in full force and effect in accordance with their respective terms as in effect on the date of this Agreement, and any indemnification, exculpation or advancement of expenses provisions under the Articles of Association of the Company as in effect immediately prior to the date hereof; provided that such obligations shall be subject to any limitation imposed from time to time by Legal Requirements.

(b)           During the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, Parent shall cause the Articles of Association of the Surviving Company to contain provisions with respect to indemnification and exemption that are at least as favorable to the Indemnified Persons as those contained in the Company’s Articles of Association as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of seven years from the Effective Date in any manner that would adversely affect the rights of the Indemnified Persons thereunder, unless such modification is required by Legal Requirements.

(c)           At any time prior to the Effective Time, the Company shall have the right to purchase a “tail” directors’ and officers’ liability insurance policy covering the persons who were directors and officers of the Company and the other Acquired Companies immediately prior to the Effective Time, with respect to their acts or omissions occurring prior to the Effective Time, and that by its terms shall provide coverage until the seventh (7th) anniversary of the Effective Time, such purchase shall be in consultation with Parent and, if requested by Parent, the Company shall work with Parent’s insurance brokers in connection with the purchase of such “tail” directors’ and officers’ liability insurance policy. In the event the Company purchases such “tail” directors’ and officers’ liability insurance policy prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” directors’ and officers’ liability insurance policy in full force and effect and continue to honor their respective obligations thereunder for so long as such “tail” directors’ and officers’ liability insurance policy shall be maintained in full force and effect.

(d)           If Parent or the Surviving Company or any of their successors or assigns shall (i) consolidate with or merge into any other person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations of Parent and/or the Surviving Company set forth in this Section 6.7.

(e)           The rights of each Indemnified Person under this Section 6.7 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person. Parent shall pay all expenses, including attorney fees, that may be incurred by any Indemnified Person in enforcing the indemnity and other obligations under this Section 6.7, to the extent such Indemnified Person shall be the prevailing party in the enforcement action.

6.8          Additional Agreements.

(a)           Subject to Section 6.4(a) and Section 6.8(b), Parent and the Company shall use all reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 6.4 and Section 6.8(b), each party to this Agreement (i) shall make all deliveries and filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other transactions contemplated by this Agreement, (ii) shall use all reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other transactions contemplated by this Agreement, and (iii) shall use all reasonable efforts to lift any restraint, injunction or other legal bar to the Merger. The Company shall promptly deliver to Parent a copy of each such delivery or filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

(b)           Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement: (i) to dispose or transfer or cause any of its Subsidiaries to dispose of or transfer any assets, or to commit to cause any of the Acquired Companies to dispose of any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Acquired Companies to discontinue offering any product or service; (iii) to license or otherwise make available, or cause any of its Subsidiaries to license or otherwise make available, to any Person, any Technology or Intellectual Property Right, or to commit to cause any of the Acquired Companies to license or otherwise make available to any Person any Technology or Intellectual Property Right; (iv) to hold separate or cause any of its Subsidiaries to hold separate any assets or operations (either before or after the Closing Date), or to commit to cause any of the Acquired Companies to hold separate any assets or operations; (v) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Body or otherwise) regarding its future operations or the future operations of any of the Acquired Companies; or (vi) to contest, defend or appeal any Legal Proceeding relating to the Merger if Parent determines in good faith that contesting, defending or appealing such Legal Proceeding might not be advisable.

6.9          Disclosure. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall consult with each other before issuing any public release or making any public announcement concerning this Agreement or the transactions contemplated by this Agreement. Without derogating the foregoing, each party shall not, and shall not permit any of its Representatives to, make any disclosure regarding the Merger or any of the other transactions contemplated by this Agreement unless (a) the other Party shall have consented to such disclosure (which consent shall not be unreasonably withheld, conditioned or delayed), or (b) such Party shall have been advised in writing by its outside legal counsel that such disclosure is required by applicable Legal Requirements. Each party agrees to promptly make available to the other Parties copies of any written public communications made without prior consultation with the other Parties.

6.10        Resignation of Directors. If instructed in writing by Parent prior to the Effective Time, the Company shall cause each director of each of the Acquired Companies to cease serving as a director effective as of the Effective Time.

6.11        NASDAQ and TASE Delisting of Company Shares.

(a)           Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ and TASE to enable the delisting of the Company Shares from NASDAQ and TASE and the deregistration of the Company Shares under the Exchange Act and Israeli Securities Law effective as of the close of business on the Closing Date.

(b)           If (i) the Company is required to file with or furnish to the SEC or the ISA any reports pursuant to the Exchange Act or the Israeli Securities Law following the date hereof and prior to the Effective Time or (ii) the Surviving Company is required to file with or furnish to the SEC any reports pursuant to the Exchange Act within ten (10) Business Days after the Effective Time (other than any reports relating to this Agreement, the Merger or any of the transactions contemplated hereby), then the Company, to extent permissible under applicable law, will use best reasonable commercial efforts to provide to Parent, at least seven (7) Business Days (with respect to the Company’s annual report on Form 20-F) or two (2) Business Days (with respect to the Company’s immediate reports on Form 6-K, unless a shorter period is required under applicable Law) prior to (i) the filing or furnishing date of such reports (with respect to such reports that are due prior to the Effective Time) or (ii) the Effective Time (with respect to such reports that are due within ten (10) Business Days after the Effective Time), a substantially final draft of each such report (each, a “Transition Period Report”). The Company (i) will give due consideration to all reasonable comments provided by Parent with respect to each Transition Period Report to be filed with or furnished to the SEC prior to the Effective Time and (ii) shall coordinate with Parent any disclosure related to this Agreement, the Merger or any of the transactions contemplated hereby.

6.12        Cooperation with Debt Financing. Prior to the Closing and subject to the delivery of reasonable and customary confidentiality undertakings towards or for the benefit of the Company, the Company shall, and shall cause the Acquired Companies and their respective Representatives to, reasonably cooperate with the arrangement by Parent of the Debt Financing as may be reasonably requested by Parent, including: (i) participation in meetings, presentations, drafting sessions and rating agency presentations, and participating in reasonable and customary due diligence, in each case with or by the Financing Sources (or prospective lenders in any Debt Financing); (ii) making available to Parent and the Financing Sources, as promptly as possible after the date of this Agreement, financial and other pertinent information regarding the Company and Acquired Companies as is customary in connection with debt financing for transactions of this type; (iii) furnishing to Parent and the Financing Sources, as promptly as possible after the date of this Agreement, the Required Information; (iv) assisting in obtaining customary accountants’ comfort letters and accountants’ consents with respect to the consolidated financial statements of the Company and its Subsidiaries from the auditors of the Company, as applicable, in form and substance reasonably satisfactory to the Financing Sources for use in connection with any Debt Financing; (v) assisting Parent and the Financing Sources in the preparation of (A) customary syndication documents and materials (including assistance in creating usual and customary “public versions” of the foregoing), including a bank information memorandum and lender presentations and (B) materials for rating agency presentations, and the Company providing customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders, containing a customary representation that any public-side version of such information does not include material non-public information, solely to the extent such information is provided by the Company or its Subsidiaries (it being understood that all of the actions required under clauses (i) through (v) above will be performed by the Company in a prompt and timely manner in order to afford the Financing Sources a period (the “Marketing Period”) of at least twenty (20) consecutive Business Days commencing on or after the date that is the later of: (y) fifteen (15) Business Days after the date hereof and prior to the Closing Date and (z) the date of receipt of the information memorandum, to syndicate the Debt Financing; provided that November 27, 2015 shall not be considered a Business Day for the purposes of the Marketing Period and such Marketing Period shall end on or prior to December 18, 2015); (vi) executing and delivering as of (but not effective before) the Effective Time definitive financing documents and certificates or other documents to the extent reasonably requested by Parent and otherwise facilitating the granting or perfection of collateral to secure any Debt Financing, including without limitation delivery of certificates representing equity interests constituting collateral and obtaining customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing to allow for the payoff, discharge and termination in full on the Closing Date of any debt of the Company or its Subsidiaries that Parent desires to payoff, discharge and terminate at Closing; (vii) furnishing to Parent and any Financing Sources promptly, and in any event at least 3 Business Days prior to the Closing Date, all documentation and other information as has been reasonably requested in writing at least 10 business days prior to the Closing Date required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act and the Israeli Prohibition on Money Laundering Law 5760-2000; (viii) ensuring that, other than as agreed by Parent and the Financing Sources, there are no competing issues, offerings, placements or arrangements of debt securities or commercial bank or other credit facilities by or on behalf of the Company or any of its Subsidiaries being offered, placed or arranged and (ix) taking all corporate actions, subject to and only effective upon the occurrence of the Effective Time reasonably requested by Parent to permit the consummation of the Debt Financing as promptly as practicable; provided, that the Company shall not be required to pay any commitment or other similar fee or incur any other liability in connection with such cooperation and Parent shall bear all expenses incurred by the Company, the Acquired Companies and their respective advisors, whether or not the Merger is consummated; and provided, further, that the effectiveness of any documentation executed by the Company or any of the Acquired Companies with respect thereto shall be subject to the consummation of the Merger. The Company hereby consents to the reasonable use of its and its Subsidiaries’ logos in connection with the marketing of any Debt Financing; provided that such logos are used solely in a manner that is not intended to, and is not reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company, its Subsidiaries and its or their respective marks, products, services, offerings or Intellectual Property Rights.

6.13        Notification of Certain Matters.

(a)           Subject to applicable Law and the instructions of any Governmental Body, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including (subject to any confidentiality obligations) promptly furnishing the other with copies of any material notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries or Representatives, from any Governmental Body with respect to such transactions.

(b)           The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would reasonably be expected to cause the conditions set forth in Section 7 or Section 8 not to be satisfied, (ii) any notice or other communication from any person alleging that the consent of such person is required in connection with any of the Transactions, and (iii) any change to the number of Company Shares issued and outstanding as set forth in Section 3.3 which results from anything other than actions specifically permitted by this Agreement (including the exercise of Company Options and vesting of Company RSUs); provided, however, that the delivery of any notice pursuant to this Section 6.13 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 6.13(b).

6.14        Confidentiality. The Confidentiality Agreement will continue in full force and effect in accordance with its terms.

Section 7.                                           Conditions Precedent to Obligations of Parent and Merger Sub.

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions contemplated by this Agreement are subject to the satisfaction (or written waiver exclusively by each of Parent and Merger Sub, if permissible under applicable Law), at or prior to the Closing, of each of the following conditions:

7.1          Accuracy of Representations.

(a)           The representations and warranties of the Company set forth in Section 3.3(a), the first sentence of Section 3.3(b), Section 3.5(a), Section 3.23, Section 3.24(a), and the first two sentences of Section 3.24(b) (the “Fundamental Representations”) shall have been accurate in all respects as of the date of this Agreement and as of the Effective Time as if made on and as of the Effective Time, except that the representations and warranties under Section 3.3(a) and the first sentence of Section 3.3(b) shall be accurate as of the date of this Agreement and at and as of the Effective Time as if made on and as of the Effective Time, subject, in each case, to (a) de minimus inaccuracies, (b) Excluded Shares and (c) Excluded Awards.

(b)           The representations and warranties of the Company in this Agreement (other than the Fundamental Representations) shall have been accurate in all respects as of the date of this Agreement and shall be accurate in all respects as of the Effective Time as if made on and as of the Effective Time (in each case without regard to any qualification by or reference to “materiality”, “all material respects”, “Material Adverse Effect” or similar qualifications set forth therein), except, in each case, for such inaccuracies that would not individually or in the aggregate result in a Material Adverse Effect on the Acquired Companies.

7.2          Performance of Covenants. Each covenant or obligation that the Company is required to comply with or to perform at or prior to the Effective Time shall have been complied with and performed in all material respects.

7.3          Company Shareholder Approval. The Merger shall have been duly approved by the Required Company Shareholder Vote.

7.4          Investment Center Approval . The approval of the Investment Center with regard to the change of control of the Company having been obtained.

7.5          Agreements and Documents. Parent and Merger Sub shall have received the following agreements and documents, each of which shall be in full force and effect:

(a)           a certificate executed on behalf of the Company by its Chief Executive Officer confirming that the conditions set forth in Sections 7.1, 7.2, 7.3, 7.5, 7.7 and 7.8 have been duly satisfied;

(b)           a certificate executed on behalf of the Company by its Chief Executive Officer certifying (A) the Company’s Articles of Association in effect, (B) the Company’s Memorandum of Association in effect, (C) the Company Board’s resolutions approving this Agreement and the Merger, (D) evidence of the receipt of the Required Company Shareholder Votes and (E) the incumbency of each of the Company’s officers authorized to sign this Agreement on behalf of the Company; and

(c)           if instructed in writing by Parent prior to the Effective Time in accordance with Section 6.10, confirmation that each director of each of the Acquired Companies shall cease serving as a director of each of the Acquired Companies, effective as of the Effective Time.

7.6          Not more than 33% of the Designated Employees shall have terminated their employment with the Acquired Companies or tendered their resignation to the Acquired Companies.

7.7          No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect on the Acquired Companies.

7.8          No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or applicable to the Merger that makes consummation of the Merger illegal.

7.9          CFIUS Clearance.  The CFIUS Clearance shall have been obtained.

7.10        Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of the Company.

Section 8.                                           Conditions Precedent to Obligation of the Company.

The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction (or written waiver exclusively by the Company, if permissible under applicable Law), at or prior to the Closing, of the following conditions:

8.1          Accuracy of Representations.

(a)           The representations and warranties of Parent set forth in Sections 4.1, 4.2, 4.3 and 4.8 of this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Effective Time as if made on and as of the Effective Time.

(b)           The representations and warranties of Parent in this Agreement (other than those set forth in in Sections 4.1, 4.2, 4.3 and 4.8 of this Agreement) shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all respects as of the Effective Time as if made on and as of the Effective Time (in each case without regard to any qualification by or reference to “materiality”, “all material respects”, “Material Adverse Effect” or similar qualifications set forth therein), except, in each case, for such inaccuracy that would not individually or in the aggregate result in a Material Adverse Effect on Parent or Merger Sub.

8.2          Performance of Covenants. All of the covenants and obligations that Parent and Merger Sub are required to comply with or to perform at or prior to the Effective Time shall have been complied with and performed in all material respects.

8.3          Company Shareholder Approval. The Merger shall have been duly approved by the Required Company Shareholder Vote.

8.4          Documents. The Company shall have received a certificate executed on behalf of Parent by an executive officer of Parent, confirming that the conditions set forth in Sections 8.1 and 8.2 have been duly satisfied.

8.5          Investment Center Approval . The approval of the Investment Center with regard to the change of control of the Company having been obtained.

8.6          No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger by the Company shall have been issued by any court of competent jurisdiction and remain in effect, and there shall not be any Legal Requirement enacted or applicable to the Merger that makes consummation of the Merger illegal.

8.7          CFIUS Clearance.  The CFIUS Clearance shall have been obtained.

8.8          Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of the Company.

Section 9.                                           Termination.

9.1          Termination. This Agreement may be terminated prior to the Effective Time, except as otherwise set forth below, whether before or after approval of the Merger by the Company Shareholders:

(a)           by mutual written consent of Parent and the Company;

(b)           by either Parent or the Company if the Merger shall not have been consummated by (and including) February 5, 2016, or such other date as shall mutually be agreed in writing by the Parent and the Company (the “Outside Date”); provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(b) if the failure to consummate the Merger by the Outside Date solely arises from or is directly attributable to a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time;

(c)           by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d)           by either Parent or the Company if (i) the Company General Meeting, including any adjournments and postponements thereof, shall have been held and completed and the Company’s shareholders shall have taken a final vote on the proposal to approve the Merger, and (ii) the Merger shall not have been approved at such meeting by the Required Company Shareholder Vote (and shall not have been approved at any adjournment or postponement thereof);

(e)           by Parent if a Company Triggering Event shall have occurred;

(f)            by Parent, at any time prior to the Effective Time (notwithstanding the prior approval of the Merger by the Required Company Shareholder Vote), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties, covenants or agreements under this Agreement such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied and shall have failed to cure such breach within twenty (20) Business Days after the Company has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(f) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, or (B) at any time after such twenty (20) Business Day period if the Company shall have cured such breach during such twenty (20) Business Day period);

(g)           by the Company, at any time prior to the Effective Time (notwithstanding the prior approval of the Merger by the Required Company Shareholder Vote), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied and shall have failed to cure such breach within twenty (20) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(g) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, and (B) at any time after such twenty (20) Business Day period if Parent and Merger Sub shall have cured such breach during such twenty (20) Business Day period);

(h)           by the Company, if (i) all the conditions to Closing set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing and that are expected to be satisfied at the Closing) have been satisfied (and remain satisfied) or waived by Parent, (ii) the Company has irrevocably confirmed in a written notice delivered to Parent that the conditions to Closing set forth in Section 8 (other than those conditions that by their nature are to be satisfied at the Closing and that are expected to be satisfied at the Closing) have been satisfied or the Company has confirmed by written notice to Parent that it is willing to waive any unsatisfied conditions in Section 8 and, in either case, that the Company stands, and will stand, ready, willing and able to consummate the Merger and (iii) Parent and Merger Sub fail to consummate the Merger within five (5) Business Days after the delivery of such written notice and the Company stood ready, willing and able to consummate the Merger through the end of such five (5) Business Day period and Parent has not delivered the Merger Sub Notice; or

(i)            by Parent, at any time prior to the Effective Time, if there shall have occurred a Material Adverse Effect on the Acquired Companies after the date hereof.

9.2          Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties, as applicable, setting forth the particular subsection of Section 9.1 pursuant to which this Agreement is being terminated. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (i) Section 6.9, Section 6.14 this Section 9.2, Section 9.3 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any party from any liability for any breach of any representation, warranty or covenant contained in this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

9.3          Expenses; Termination Fees.

(a)           Except as otherwise provided herein, all fees and expenses incurred by a party pursuant to this Agreement shall be borne by the party incurring such fees and expenses; provided, however if (i) this Agreement is terminated by Parent pursuant to Section 9.1(d) or Section 9.1(e) or by the Company pursuant to Section 9.1(d) and (ii) solely in connection with termination of this Agreement pursuant to Section 9.1(d), at or prior to the Company General Meeting an Acquisition Proposal (which for this purpose only, (x) each reference to “85%” and “15%” appearing in the definition of an “Acquisition Transaction,” shall be “50%” and (y) a tender offer or exchange offer relating to 50% or more of the outstanding Company Shares shall be deemed an Acquisition Proposal) shall have been disclosed, announced, commenced, submitted or made, then the Company shall make a nonrefundable cash payment to Parent, within ten Business Days after such termination, to compensate Parent for all out of pocket expenses and fees in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Merger (including fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the Merger or structuring the Merger and all fees and expenses of counsel, accountants, experts and consultants to Parent and Merger Sub, and all printing and advertising expenses) in the sum which is the higher of (i) US$3,000,000, plus VAT, if applicable, or (ii) such amount actually incurred by or on behalf of Parent, up to US$4,000,000, plus VAT, if applicable. It being understood and agreed that any fees and expenses associated with the printing, filing and mailing of the Proxy Statement and any amendments or supplements thereto and the solicitation of the Required Company Shareholder Vote shall be borne by the Company. Each of Parent and the Company shall pay 50% of all of the administrative filing fees paid in connection with the filing of any notice or other document under any applicable Israeli or other non-Israeli antitrust law or regulation or to any other Governmental Body.

(b)           Without limiting the provisions of Section 10.6, if this Agreement is terminated by Parent pursuant to Section 9.1(d) or Section 9.1(e) or by the Company pursuant to Section 9.1(d) and (A) at or prior to the time of such termination (in the case of termination pursuant to Section 9.1(e)) or prior to the date of the Company General Meeting (in the case of termination pursuant Section 9.1(d)), an Acquisition Proposal (which for this purpose only, (A) each reference to “85%” and “15%” appearing in the definition of an “Acquisition Transaction,” shall be “50%” and (B) a tender offer or exchange offer relating to 50% or more of the outstanding Company Shares shall be deemed an Acquisition Proposal) shall have been disclosed, announced, commenced, submitted or made, and (y) the Company enters into a binding agreement and consummates an Acquisition Transaction within 12 months after the date of such termination if such termination is made pursuant to Section 9.1(e) or the Company enters into a binding agreement and consummates an Acquisition Transaction within 6 months after the date of such termination if such termination is made pursuant to Section 9.1(d) with such party with respect to whom the Acquisition Proposal was disclosed, announced, commenced, submitted or made in subsection (x), then the Company shall pay to Parent, within ten (10) Business Days after the date the Company consummates an Acquisition Transaction a nonrefundable fee in the amount of US$28,385,000 plus VAT, if applicable.

(c)           Each of Parent, Merger Sub and the Company acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements, Parent, Merger Sub and the Company would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such amount is payable.

Section 10.                                    Miscellaneous Provisions.

10.1        Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company and Parent at any time (whether before or after approval of the Merger by the shareholders of the Company); provided, however, that after any such approval of the Merger by the Company’s shareholders, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

10.2        Waiver.

(a)           No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)           No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.3        Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall not survive the Merger and shall terminate at the Effective Time, and only the specific covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

10.4        Entire Agreement; Counterparts. This Agreement constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

10.5        Governing Law; Venue. This Agreement shall be solely governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to any other choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the laws of any jurisdiction other than the State of Israel. Any dispute arising under or in relation to this Agreement shall be resolved in, and the sole and exclusive jurisdiction shall be with, the competent court located in Tel Aviv-Jaffa, and each of the parties hereby submits irrevocably to the jurisdiction of such courts. The parties hereby (i) consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.9 of this Agreement or in such other manner as may be permitted by law shall be valid and sufficient service thereof, (ii) agree that they will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court, and (iii) agree that they will not bring any action relating to this Agreement or the Merger in any court other than the court located in Tel Aviv-Jaffa. Each party agrees that a final judgment in any action or proceeding in any such court shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

10.6        Specific Performance; Remedies. Each of the Company and Parent agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of the Company and Parent shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

10.7        Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.8        Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of the Company’s rights hereunder may be assigned by the Company without the prior written consent of Parent, and any attempted assignment of this Agreement or any of such rights by the Company without such consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the rights of the holders of the Company Shares and the Company Compensatory Awards to receive the Per Share Merger Consideration and the rights of the Indemnified Persons pursuant to the provisions of Section 6.7 .

10.9        Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Parent or Merger Sub:

Mellanox Technologies, Ltd.

26 Hakidma Street

Ofer Industrial Park

Yokneam, 2069200

Attn: Gideon Rosenberg

with copies (which shall not constitute notice) to:

Hertzog, Fox and Neeman

Asia House

4 Weismann Street

Tel Aviv, 64239

Israel

Attn:  Ehud Sol, Adv.

Hanan Haviv, Adv.

Yuval Meidar, Adv.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attn:  Alan C. Mendelson

Mark V. Roeder

Chad Rolston

if to the Company:

EZchip Semiconductor Ltd.

1 Hatamar Street, PO Box 527

Yokneam 20692, Israel

Attn: Chief Financial Officer

with a copy (which shall not constitute notice) to:

Naschitz, Brandes, Amir & Co.

5 Tuval Street

Tel Aviv 6789717

Israel

Fax No: 972-3-623-5005

Attn:       Sharon A. Amir, Adv.

Tuvia J. Geffen, Adv.

Tal Eliasaf, Adv.

and

Carter Ledyard & Milburn LLP

2 Wall Street

New York, NY 10005

Attn: Steven J. Glusband

10.10      Severability. If any provision of this Agreement or any part of any such provision is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Agreement. Each provision of this Agreement is separable from every other provision of this Agreement, and each part of each provision of this Agreement is separable from every other part of such provision.

10.11      Construction.

(a)           For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)           The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)           As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement.

(e)           The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)            The “Knowledge” of the Company shall be deemed to include the actual knowledge of each executive officer or director of the Company listed in Part 10.11(f) of the Company Disclosure Schedule.

(g)           Except as otherwise indicated, (i) all references in this Agreement to dollar amounts and to “$” are intended to refer to U.S. dollars, and (ii) all references in this Agreement to “NIS” are intended to refer to New Israeli Shekels.

(h)           The English language version of this Agreement shall be controlling (and any translation of this Agreement into the Hebrew language shall be for the convenience of parties only and shall not be taken into account in connection with the construction or interpretation of this Agreement).

(i)            The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

10.12      No Other Representations and Warranties. Parent and Merger Sub, on the one hand, and the Company, on the other hand, each acknowledges and agrees that, in connection with this Agreement and the Merger, except for the representations and warranties of the Company set forth in Section 3, including the Company Disclosure Schedule, and of Parent set forth in Section 4, (a) no party (or any of its affiliates, shareholders, directors, officers, employees, agents, representatives, advisors or any other person) makes, and no party (or any of its affiliates, shareholders, directors, officers, employees, agents, representatives, advisors or any other person) has made, any representations or warranties, express or implied, relating to such party, its subsidiaries, its businesses or operations or otherwise, including with respect to any information or materials, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the other party or any of its affiliates, shareholders, directors, officers, employees, agents, representatives, advisors or any other person (including in “data rooms” or management presentations) in anticipation or contemplation of the Merger, and (b) any information or materials, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to the other party or any of its affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other person (including in “data rooms” or management presentations) in anticipation or contemplation of the Merger shall not be deemed to be representations or warranties of a party for purposes of this Agreement except to the extent any such information or material is the subject of any representation or warranty set forth in this Agreement. Each party acknowledges and agrees that it is not relying on any representations or warranties, express or implied, relating to the other party, its subsidiaries, its businesses or operations or otherwise, including with respect to any information or materials, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to such party or any of its affiliates, shareholders, directors, officers, employees, agents, representatives, advisors or any other person (including in “data rooms” or management presentations) in anticipation or contemplation of the Merger, except to the extent of the representations and warranties expressly set forth in this Agreement.

10.13      Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any person in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the commitment letter by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, the Parent and Mellanox, Inc. (the “Debt Commitment Letter”) or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Sources in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby.

Notwithstanding anything to the contrary contained in this Agreement, except for claims by Parent or the Merger Sub against the Financing Sources pursuant to the Debt Commitment Letter and any definitive documents related thereto, (A) none of the parties hereto nor any of their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against any Financing Source, in any way relating to this Agreement or any of the transactions contemplated by this Agreement, or in respect of any, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (B) no Financing Source shall have any liability (whether in contract, in tort or otherwise) to any party hereto or any of their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.  The Financing Sources are intended third party beneficiaries of this Section 10.13.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

Mellanox Technologies, Ltd.

By:	/s/ Eyal Waldman
Name:	Eyal Waldman
Title:	Chief Executive Officer

Mondial Europe Sub Ltd.

By:	/s/ Eyal Waldman
Name:	Eyal Waldman
Title:	Chief Executive Officer

EZchip Semiconductor Ltd.

By:	/s/ Eli Fruchter
Name:	Eli Frucheter
Title:	Chief Executive Officer

EXHIBITS AND SCHEDULES

•                      Exhibit A — Merger Proposal

•                      Company Disclosure Schedule

•                      Schedule 1.1(ll) — Designated Employees

•                      Schedule 5.2 — Approved Business Conduct

•                      Schedule 5.2(b)(ii)(B) — Excluded Awards

•                      Schedule 6.4(a)(iii) — Consents